
05000839

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
JAN 10 2005
WASH. D.C.
179
SECTION

**Option One Mortgage Acceptance Corporation**
Exact Name of Registrant as Specified in Charter

**0001025562**
Registrant CIK Number

**Form 8-K, January 7, Series 2005-1**
**104020**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

**333-14625**
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 7, 2005



OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells
Name: **David S. Wells**
Title: **Assistant Secretary**



**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.3 | Computational Materials | P* |

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

## Percentage by range

### Loans without MI

| LTVs \ FICOs | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | >750 |
|---|---|---|---|---|---|---|---|---|
| <=20 | 0.02% | 0.00% | 0.21% | 0.05% | 0.00% | 0.04% | 0.00% | 0.00% |
| 20-30 | 0.00% | 0.00% | 0.29% | 0.17% | 0.19% | 0.00% | 0.00% | 0.00% |
| 30-40 | 0.05% | 0.00% | 0.64% | 0.65% | 1.03% | 0.41% | 0.16% | 0.00% |
| 40-50 | 0.02% | 0.03% | 1.81% | 1.97% | 1.34% | 0.57% | 0.05% | 0.03% |
| 50-60 | 0.14% | 0.00% | 3.87% | 5.18% | 3.45% | 2.00% | 0.22% | 0.25% |
| 60-70 | 0.02% | 0.11% | 3.45% | 2.77% | 3.31% | 0.36% | 0.87% | 0.00% |
| 70-80 | 0.16% | 0.26% | 11.30% | 11.04% | 8.48% | 1.34% | 0.00% | 0.00% |
| 80-90 | 0.00% | 0.06% | 4.73% | 8.80% | 5.16% | 0.54% | 0.00% | 0.00% |
| 90-100 | 0.08% | 0.00% | 1.29% | 5.08% | 4.12% | 1.57% | 0.24% | 0.03% |
| >100 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |

### Loans with MI

| LTVs \ FICOs | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | >750 |
|---|---|---|---|---|---|---|---|---|
| <=20 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 20-30 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 30-40 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 40-50 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 50-60 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 60-70 | 0.15% | 0.07% | 4.07% | 5.20% | 3.69% | 1.64% | 0.67% | 0.16% |
| 70-80 | 0.39% | 0.05% | 8.15% | 8.49% | 17.32% | 11.07% | 3.17% | 0.70% |
| 80-90 | 0.09% | 0.02% | 1.56% | 4.83% | 8.70% | 6.76% | 2.14% | 0.66% |
| 90-100 | 0.03% | 0.00% | 0.06% | 1.23% | 3.54% | 2.76% | 1.99% | 0.64% |
| >100 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

## Loan Count

### Loans without MI

FICOs

| LTVs | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | >750 |
|---|---|---|---|---|---|---|---|---|
| <=20 | 1 | 0 | 5 | 2 | 0 | 1 | 0 | 0 |
| 20-30 | 0 | 0 | 10 | 5 | 5 | 0 | 0 | 0 |
| 30-40 | 1 | 0 | 18 | 17 | 17 | 10 | 4 | 0 |
| 40-50 | 1 | 1 | 33 | 36 | 29 | 14 | 1 | 1 |
| 50-60 | 5 | 0 | 73 | 88 | 67 | 35 | 4 | 2 |
| 60-70 | 1 | 1 | 68 | 39 | 33 | 3 | 3 | 0 |
| 70-80 | 7 | 5 | 217 | 171 | 117 | 15 | 0 | 0 |
| 80-90 | 0 | 1 | 78 | 143 | 77 | 11 | 0 | 0 |
| 90-100 | 1 | 0 | 28 | 110 | 56 | 24 | 9 | 1 |
| >100 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| # | | | | | | | | |

### Loans with MI

FICOs

| LTVs | <=450 | 451-500 | 501-550 | 551-600 | 601-650 | 651-700 | 701-750 | >750 |
|---|---|---|---|---|---|---|---|---|
| <=20 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 20-30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 30-40 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 40-50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 50-60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 60-70 | 10 | 4 | 170 | 210 | 131 | 53 | 14 | 5 |
| 70-80 | 23 | 3 | 386 | 366 | 702 | 378 | 116 | 22 |
| 80-90 | 6 | 1 | 77 | 224 | 318 | 215 | 64 | 23 |
| 90-100 | 2 | 0 | 3 | 68 | 153 | 97 | 70 | 19 |
| >100 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



# OOMLT 2005-1

## Loans >= 750K

| Loan Balance | FICO | LTV | State | Loan Purpose | Occupancy | Property Type | Documentation |
|---|---|---|---|---|---|---|---|
| 1,017,896.92 | 743 | 70.00 | CA | Purchase | Owner Occupied | Single Family | Stated Income |
| 797,938.34 | 518 | 49.23 | FL | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 770,000.00 | 629 | 70.00 | CA | C/O Refi | Owner Occupied | Single Family | Full |
| 876,729.57 | 610 | 65.00 | TX | C/O Refi | Owner Occupied | PUD | Stated Income |
| 930,182.60 | 725 | 70.00 | DE | C/O Refi | Second Home | Single Family | Full |
| 750,000.00 | 636 | 69.77 | MA | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 1,008,485.39 | 661 | 66.85 | VA | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 935,000.00 | 607 | 64.84 | CO | C/O Refi | Owner Occupied | PUD | Full |
| 1,095,069.82 | 609 | 30.86 | NY | C/O Refi | Second Home | Single Family | Stated Income |
| 810,000.00 | 623 | 77.14 | NY | C/O Refi | Owner Occupied | Single Family | Full |
| 1,050,000.00 | 648 | 70.00 | NY | C/O Refi | Owner Occupied | Low Rise Condo | Full |
| 839,122.99 | 648 | 90.32 | PA | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 971,768.81 | 591 | 65.00 | TX | R/T Refi | Owner Occupied | Single Family | Full |
| 899,247.60 | 589 | 52.33 | FL | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 796,273.55 | 746 | 62.75 | NY | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 839,262.50 | 662 | 74.67 | NY | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 938,847.38 | 682 | 80.00 | CA | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 1,012,500.00 | 601 | 75.00 | GA | C/O Refi | Owner Occupied | Single Family | Full |
| 801,115.90 | 619 | 84.84 | CA | C/O Refi | Owner Occupied | Single Family | Stated Income |
| 794,556.92 | 680 | 80.00 | CA | Purchase | Owner Occupied | Single Family | Stated Income |
| 895,317.84 | 624 | 69.00 | CA | C/O Refi | Owner Occupied | Single Family | Full |

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Option One 2005-1

| | #Of Laons | Balance | Avg balan | % of the pool | Seasoning | WAC | WARM | FICO | OLTV * | CLTV ** | DTI | % Of Full Doc | % of Primary | % of (single family and PUD) | % of cashout | % of 2nd lien | IO % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Aggregated pool | 5,638 | 1,000,067,140 | 177,379.77 | | 1.9 | 7.214 | 356 | 611 | 77.86 | 78.29 | 39.24 | 56.86 | 93.16 | 83.77 | 68.07 | 0.75 | 11.40 |
| 2nd lien | 96 | 7,483,395 | 77,952.03 | 0.75% | 2.6 | 10.118 | 325 | 620 | 19.29 | 80.88 | 42.46 | 0.32 | 0.73 | 0.65 | 0.52 | 0.75 | 0.00 |
| Silent 2nds | 762 | 130,444,612 | 171,187.15 | 13.04% | 1.7 | 6.621 | 358 | 648 | 79.22 | 79.19 | 39.39 | 8.01 | 12.97 | 11.00 | 2.46 | 0.00 | 3.17 |
| IO loans only | 388 | 114,023,731 | 293,875.60 | 11.40% | 2.0 | 6.344 | 358 | 640 | 82.00 | 81.99 | 40.91 | 7.80 | 11.30 | 10.22 | 6.82 | 0.00 | 11.40 |
| | | | | | | | | | | | | | | | | | |
| FICO— | | | | | | | | | | | | | | | | | |
| <=500 | 74 | 8,465,358 | 114,396.73 | 0.85% | 2.0 | 8.601 | 358 | 500 | 74.88 | 74.83 | 35.82 | 0.50 | 0.82 | 0.69 | 0.48 | 0.00 | 0.00 |
| 501-525 | 577 | 89,529,097 | 155,163.08 | 8.95% | 2.1 | 8.608 | 356 | 514 | 73.52 | 73.80 | 40.30 | 5.83 | 8.79 | 8.26 | 7.56 | 0.05 | 0.07 |
| 526-550 | 589 | 92,248,382 | 156,618.61 | 9.22% | 2.1 | 8.215 | 354 | 539 | 73.32 | 73.49 | 39.62 | 5.47 | 8.88 | 8.38 | 7.37 | 0.06 | 0.15 |
| 551-575 | 657 | 105,890,121 | 161,172.18 | 10.59% | 1.8 | 7.749 | 356 | 564 | 75.25 | 75.63 | 38.99 | 6.87 | 10.24 | 9.35 | 8.25 | 0.08 | 0.19 |
| 576-600 | 822 | 142,061,281 | 172,823.94 | 14.21% | 1.9 | 7.240 | 356 | 589 | 77.68 | 78.06 | 38.88 | 9.16 | 13.64 | 11.95 | 10.72 | 0.10 | 1.51 |
| 601-625 | 911 | 160,124,488 | 175,767.82 | 16.01% | 1.8 | 6.931 | 356 | 613 | 78.67 | 78.98 | 38.77 | 10.63 | 15.15 | 13.85 | 10.48 | 0.10 | 2.52 |
| 626-650 | 794 | 152,873,818 | 192,536.29 | 15.29% | 1.8 | 6.680 | 356 | 638 | 79.08 | 79.75 | 39.21 | 8.24 | 14.19 | 12.54 | 9.79 | 0.16 | 2.86 |
| | | | | | | | | | | | | | | | | | |
| <=50,000 | 65 | 3,245,677 | 49,933.50 | 0.32% | 1.2 | 8.806 | 313 | 596 | 57.44 | 64.02 | 31.27 | 0.25 | 0.28 | 0.28 | 0.27 | 0.04 | 0.00 |
| 50,001-75,000 | 797 | 49,582,601 | 62,211.54 | 4.96% | 2.0 | 8.764 | 344 | 591 | 75.22 | 78.60 | 34.88 | 3.71 | 4.31 | 4.46 | 3.24 | 0.28 | 0.02 |
| 75,001-100,000 | 756 | 66,290,042 | 87,685.24 | 6.63% | 1.9 | 8.149 | 353 | 598 | 75.39 | 77.56 | 35.81 | 4.94 | 6.15 | 5.81 | 4.46 | 0.22 | 0.10 |
| 400,001-500,000 | 169 | 75,671,550 | 447,760.65 | 7.57% | 1.9 | 6.740 | 358 | 627 | 81.43 | 81.40 | 42.30 | 3.10 | 7.07 | 5.31 | 4.98 | 0.00 | 1.90 |
| 500,001-600,000 | 75 | 41,856,660 | 558,088.80 | 4.19% | 2.7 | 6.668 | 357 | 626 | 79.52 | 79.45 | 42.66 | 2.33 | 3.97 | 3.58 | 2.96 | 0.00 | 1.11 |
| >600k | 58 | 43,975,463 | 758,197.63 | 4.40% | 2.5 | 6.802 | 358 | 635 | 72.88 | 72.82 | 38.64 | 1.82 | 4.05 | 3.82 | 2.85 | 0.00 | 1.09 |
| | | | | | | | | | | | | | | | | | |
| LTV w/ MI **** | | | | | | | | | | | | | | | | | |
| 80.01-85.00 | 437 | 79,604,465 | 182,161.25 | 7.96% | 1.8 | 7.134 | 355 | 620 | 84.47 | 84.43 | 36.23 | 5.73 | 10.30 | 9.38 | 9.08 | 0.00 | 0.25 |
| 85.01-90.00 | 491 | 89,871,713 | 183,038.11 | 8.99% | 2.0 | 7.256 | 357 | 649 | 89.62 | 89.61 | 36.58 | 7.01 | 10.96 | 10.22 | 7.47 | 0.00 | 1.08 |
| 90.01-95.00 | 383 | 65,337,727 | 170,594.59 | 6.53% | 1.8 | 7.264 | 356 | 658 | 94.74 | 94.70 | 36.58 | 7.02 | 8.65 | 8.23 | 4.09 | 0.00 | 1.58 |
| 95.01-100.00 | 29 | 4,761,054 | 164,174.28 | 0.48% | 1.8 | 7.355 | 358 | 717 | 99.60 | 99.55 | 40.86 | 0.70 | 0.70 | 0.48 | 0.28 | 0.00 | 0.00 |
| | | | | | | | | | | | | | | | | | |
| LTV w/o MI **** | | | | | | | | | | | | | | | | | |
| 80.01-85.00 | 156 | 29,435,782 | 188,690.91 | 2.94% | 1.8 | 7.531 | 356 | 584 | 81.90 | 84.47 | 46.89 | 5.54 | 6.84 | 7.25 | 7.86 | 0.39 | 1.95 |
| 85.01-90.00 | 154 | 31,423,212 | 204,046.83 | 3.14% | 2.1 | 7.609 | 357 | 576 | 89.75 | 89.70 | 46.31 | 8.09 | 9.73 | 8.63 | 7.68 | 0.00 | 2.28 |
| 90.01-95.00 | 189 | 34,635,444 | 183,256.32 | 3.46% | 1.8 | 7.604 | 357 | 599 | 94.05 | 94.64 | 42.84 | 10.73 | 10.39 | 9.46 | 7.25 | 0.09 | 3.50 |
| 95.01-100.00 | 40 | 4,507,315 | 112,682.87 | 0.45% | 2.3 | 8.720 | 354 | 641 | 57.44 | 98.87 | 43.45 | 0.86 | 1.43 | 1.22 | 0.36 | 0.74 | 0.03 |
| | | | | | | | | | | | | | | | | | |
| Full | 3614 | 568,593,746 | 157,330.86 | 56.86% | 1.9 | 7.257 | 355 | 603 | 79.17 | 79.47 | 39.21 | 56.86 | 54.20 | 49.56 | 38.84 | 0.32 | 7.80 |
| NO DOC | 61 | 11,613,322 | 190,382.32 | 1.16% | 2.4 | 6.890 | 354 | 699 | 82.96 | 82.88 | - | 0.00 | 1.06 | 0.90 | 0.48 | 0.00 | 0.04 |
| Stated doc | 1928 | 412,155,614 | 213,773.66 | 41.21% | 1.9 | 7.151 | 356 | 620 | 76.02 | 76.61 | 39.27 | 0.00 | 37.25 | 32.59 | 28.17 | 0.41 | 3.54 |
| Lite DOC | 35 | 7,704,458 | 220,127.37 | 0.77% | 2.3 | 7.879 | 358 | 606 | 72.94 | 74.31 | 40.06 | 0.00 | 0.67 | 0.73 | 0.58 | 0.01 | 0.02 |
| | | | | | | | | | | | | | | | | | |
| 2nd home | 61 | 14,505,973 | 237,802.84 | 1.45% | 2.9 | 7.356 | 356 | 645 | 76.41 | 76.32 | 39.86 | 0.52 | 0.00 | 1.18 | 0.75 | 0.00 | 0.09 |
| Investment property | 376 | 53,713,157 | 142,854.14 | 5.37% | 1.9 | 7.864 | 355 | 649 | 80.42 | 80.52 | 38.36 | 2.13 | 0.00 | 2.69 | 3.51 | 0.02 | 0.02 |
| cash out loans | 3803 | 680,747,011 | 179,002.63 | 68.07% | 1.8 | 7.213 | 355 | 602 | 76.00 | 76.38 | 39.12 | 38.84 | 63.82 | 57.66 | 68.07 | 0.52 | 6.82 |
| condo | 248 | 46,928,401 | 189,227.42 | 4.69% | 1.9 | 7.196 | 357 | 628 | 79.44 | 80.06 | 39.16 | 2.35 | 4.05 | 0.00 | 2.73 | 0.05 | 0.72 |
| 2-4 family | 450 | 104,994,416 | 233,320.93 | 10.50% | 1.8 | 7.164 | 357 | 635 | 77.89 | 78.24 | 41.36 | 3.96 | 8.21 | 0.00 | 6.98 | 0.06 | 0.46 |
| | | | | | | | | | | | | | | | | | |
| fixed rate | 1313 | 189,971,963 | 144,685.42 | 19.00% | 1.8 | 7.517 | 346 | 626 | 73.33 | 75.72 | 39.52 | 12.16 | 17.76 | 15.85 | 14.39 | 0.75 | 0.62 |
| arm | 4325 | 810,095,177 | 187,305.24 | 81.00% | 1.9 | 7.143 | 358 | 608 | 78.93 | 78.90 | 39.17 | 44.69 | 75.42 | 67.92 | 53.68 | 0.00 | 10.78 |
| | | | | | | | | | | | | | | | | | |
| CA | 799 | 219,543,004 | 274,772.22 | 21.95% | 2.2 | 6.782 | 356 | 611 | 75.53 | 76.55 | 41.17 | 11.62 | 21.05 | 19.86 | 16.59 | 0.36 | 6.67 |
| NY | 527 | 128,936,741 | 244,661.75 | 12.89% | 1.7 | 7.037 | 356 | 623 | 75.04 | 75.64 | 40.04 | 5.56 | 11.98 | 8.60 | 8.99 | 0.15 | 0.75 |
| | | | | | | | | | | | | | | | | | |
| credit grads *** | | | | | | | | | | | | | | | | | |
| < C | 182 | 28,604,524 | 157,167.71 | 2.86% | 3.1 | 8.883 | 355 | 578 | 69.21 | 70.41 | 38.50 | 2.07 | 2.70 | 2.50 | 1.87 | 0.05 | 0.14 |

* Original LTV
** Current Combined LTV (Include Sr Balance on 2nd Liens)
*** CC and NG Credit Grade
**** Original Combined LTV

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all

Banc of America Securities

**NOTE:** With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the *denominator.*

OOMLT 2005-1
Deal Size: *1,000,067,140.04*

| FICO Low | FICO High | OLTV | Total Outstanding Principal Balance | Percent of Current Balance | Wtd Avg Current Balance | Wtd Avg GWAC | Wtd Avg FICO | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Reduced Doc | % Int Only |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 500 | 524 | > 65% | 69,146,052.25 | 6.91% | 153,657.89 | 8.555 | 513 | 78.68 | 82.91 | 9.80 | 98.65 | 63.45 | 36.55 | 1.07 |
| 525 | 549 | > 65% | 71,415,366.42 | 7.14% | 155,250.80 | 8.300 | 538 | 78.84 | 82.11 | 9.02 | 96.36 | 60.35 | 39.65 | 2.06 |
| 550 | 574 | > 65% | 83,848,753.98 | 8.38% | 159,711.91 | 7.796 | 563 | 80.27 | 81.41 | 9.16 | 96.61 | 65.97 | 34.03 | 1.99 |
| 575 | 599 | > 70% | 103,329,560.39 | 10.33% | 170,229.92 | 7.393 | 588 | 83.99 | 73.13 | 12.25 | 95.71 | 67.73 | 32.27 | 10.69 |
| 600 | 624 | > 70% | 130,684,294.95 | 13.07% | 171,727.06 | 7.050 | 612 | 83.49 | 74.38 | 11.49 | 94.85 | 68.51 | 31.49 | 17.60 |
| 625 | 649 | > 70% | 130,763,118.83 | 13.08% | 191,174.15 | 6.764 | 637 | 83.22 | 69.91 | 12.56 | 92.97 | 54.93 | 44.80 | 18.44 |
| 650 | 674 | > 80% | 43,264,721.99 | 4.33% | 209,008.32 | 6.925 | 662 | 89.99 | 62.66 | 8.85 | 86.14 | 55.47 | 42.15 | 15.92 |
| 675 | 699 | > 80% | 28,838,227.33 | 2.88% | 203,086.11 | 6.831 | 686 | 90.25 | 58.42 | 12.03 | 76.79 | 48.92 | 45.07 | 19.07 |
| 700 | 724 | > 80% | 18,109,542.89 | 1.81% | 203,478.01 | 7.009 | 710 | 92.17 | 56.95 | 16.90 | 82.22 | 40.93 | 46.04 | 15.25 |
| 725 | 749 | > 85% | 10,062,852.02 | 1.01% | 193,516.39 | 7.021 | 737 | 94.08 | 63.94 | 13.49 | 73.56 | 39.13 | 56.72 | 12.45 |
| 750 | 774 | > 85% | 6,528,817.76 | 0.65% | 210,607.02 | 7.064 | 763 | 93.05 | 50.45 | 5.00 | 74.05 | 38.30 | 45.04 | 15.52 |
| 775 | 799 | > 85% | 1,938,272.81 | 0.19% | 215,363.65 | 6.693 | 791 | 92.18 | 33.36 | 7.98 | 81.73 | 27.05 | 72.95 | 0.00 |
| 800 | max | > 85% | 134,898.81 | 0.01% | 134,898.81 | 7.450 | 803 | 90.00 | 0.00 | 0.00 | 100.00 | 0.00 | 100.00 | 0.00 |

| OLTV Low | OLTV High | DTI | Total Outstanding Principal Balance | Percent of Current Balance | Wtd Avg Current Balance | Wtd Avg GWAC | Wtd Avg FICO | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Reduced Doc | % Int Only |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 60.00% | 64.99% | > 50 | 5,843,073.70 | 0.58% | 201,485.30 | 7.198 | 595 | 62.74 | 86.34 | 0.00 | 88.89 | 55.52 | 44.48 | 6.67 |
| 65.00% | 69.99% | > 50 | 8,299,113.28 | 0.83% | 218,397.72 | 7.196 | 573 | 66.88 | 73.68 | 10.24 | 98.20 | 56.24 | 43.76 | 2.71 |
| 70.00% | 74.99% | > 50 | 15,011,739.69 | 1.50% | 238,281.58 | 7.281 | 579 | 71.81 | 75.15 | 5.85 | 93.12 | 60.73 | 39.27 | 11.99 |
| 75.00% | 79.99% | > 50 | 13,368,211.83 | 1.34% | 219,151.01 | 7.156 | 593 | 76.81 | 66.66 | 9.62 | 97.25 | 55.83 | 44.17 | 10.20 |
| 80.00% | 84.99% | > 50 | 32,759,778.70 | 3.28% | 191,577.65 | 7.058 | 606 | 80.41 | 70.71 | 10.20 | 87.18 | 67.81 | 32.19 | 17.20 |
| 85.00% | 89.99% | > 50 | 10,329,005.84 | 1.03% | 191,277.89 | 7.429 | 606 | 86.16 | 79.88 | 6.33 | 93.51 | 69.29 | 30.71 | 20.35 |
| 90.00% | 94.99% | > 50 | 13,672,532.99 | 1.37% | 224,139.89 | 7.604 | 623 | 90.33 | 55.32 | 23.86 | 83.97 | 77.01 | 22.99 | 8.08 |
| 95.00% | 99.99% | > 50 | 7,566,408.52 | 0.76% | 180,152.58 | 7.517 | 644 | 95.10 | 60.99 | 21.85 | 81.01 | 99.26 | 0.74 | 18.11 |
| 100.00% | max | > 50 | 1,116,676.41 | 0.11% | 124,075.16 | 8.261 | 676 | 100.00 | 61.60 | 22.09 | 100.00 | 91.35 | 8.65 | 0.00 |

| DTI Low | DTI High | FICO | Total Outstanding Principal Balance | Percent of Outstanding Principal Balance | Wtd Avg Current Balance | Wtd Avg GWAC | % MI | Wtd Avg FICO | Wtd Avg DTI | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Ltd Doc | % Stated Doc | % Int Only |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 20.00% | 24.99% | < 525 | 4,677,125.54 | 0.47% | 106,298.31 | 8.690 | 64.26 | 515 | 22.71 | 72.68 | 83.33 | 10.88 | 100.00 | 69.28 | 0.00 | 30.72 | 0.00 |
| 25.00% | 29.99% | < 550 | 18,053,763.26 | 1.81% | 126,250.09 | 8.510 | 63.48 | 525 | 27.66 | 73.26 | 79.82 | 11.09 | 97.97 | 71.51 | 0.00 | 28.49 | 0.00 |
| 30.00% | 34.99% | < 575 | 34,800,194.44 | 3.48% | 143,210.68 | 8.217 | 75.80 | 538 | 32.48 | 74.73 | 84.62 | 7.81 | 97.52 | 69.40 | 0.18 | 30.41 | 2.88 |
| 35.00% | 39.99% | < 600 | 74,440,225.99 | 7.44% | 164,327.21 | 7.864 | 71.83 | 557 | 37.60 | 75.35 | 74.97 | 8.74 | 97.64 | 53.89 | 1.46 | 44.64 | 3.96 |
| 40.00% | 44.99% | < 625 | 109,514,063.77 | 10.95% | 175,785.01 | 7.577 | 67.04 | 572 | 42.50 | 77.83 | 79.91 | 9.70 | 97.08 | 59.43 | 0.78 | 39.79 | 8.18 |
| 45.00% | 49.99% | < 650 | 137,470,899.05 | 13.75% | 190,139.56 | 7.454 | 38.54 | 583 | 47.40 | 78.20 | 71.71 | 12.86 | 97.05 | 60.02 | 0.85 | 39.12 | 12.04 |
| 50.00% | 54.99% | < 675 | 81,426,341.83 | 8.14% | 201,052.70 | 7.433 | 23.75 | 586 | 51.86 | 76.54 | 73.76 | 11.21 | 93.40 | 63.77 | 1.61 | 34.62 | 9.12 |
| 55.00% | max | < 700 | 27,594,402.62 | 2.76% | 209,048.50 | 6.963 | 22.29 | 600 | 60.66 | 76.87 | 66.05 | 11.33 | 87.32 | 77.33 | 0.18 | 22.48 | 17.80 |

**Reduced Doc**

| FICO Low | FICO High | Total Outstanding Principal Balance | Percent of Current Balance | Wtd Avg Current Balance | Wtd Avg GWAC | Wtd Avg FICO | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Reduced Doc | % Int Only | % CA | % NY | % FL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 500 | 524 | 32,802,418.80 | 3.28% | 194,097.15 | 8.733 | 513 | 71.79 | 82.58 | 8.97 | 98.57 | 0.00 | 100.00 | 0.00 | 32.52 | 9.98 | 7.97 |
| 525 | 549 | 37,003,766.02 | 3.70% | 189,762.90 | 8.211 | 538 | 71.74 | 79.19 | 6.43 | 96.01 | 0.00 | 100.00 | 0.00 | 30.71 | 8.99 | 7.01 |
| 550 | 574 | 38,245,400.72 | 3.82% | 201,291.58 | 7.867 | 562 | 72.24 | 76.86 | 7.33 | 96.85 | 0.00 | 100.00 | 1.20 | 20.08 | 13.66 | 7.08 |
| 575 | 599 | 49,372,682.89 | 4.94% | 214,663.84 | 7.154 | 588 | 73.85 | 68.69 | 6.88 | 94.91 | 0.00 | 100.00 | 4.55 | 24.51 | 19.34 | 7.32 |
| 600 | 624 | 54,694,520.20 | 5.47% | 222,335.45 | 7.047 | 612 | 76.44 | 71.20 | 10.99 | 88.11 | 0.00 | 100.00 | 7.43 | 20.90 | 20.49 | 3.92 |
| 625 | 649 | 70,818,710.85 | 7.08% | 219,933.88 | 6.750 | 638 | 78.33 | 69.91 | 11.00 | 88.78 | 0.00 | 100.00 | 12.18 | 24.59 | 14.99 | 5.24 |
| 650 | 674 | 55,035,277.84 | 5.50% | 232,216.36 | 6.609 | 662 | 79.20 | 65.16 | 9.70 | 89.49 | 0.00 | 100.00 | 11.06 | 16.92 | 23.30 | 5.13 |
| 675 | 699 | 38,167,618.65 | 3.82% | 221,887.23 | 6.457 | 685 | 80.04 | 71.73 | 3.36 | 81.18 | 0.00 | 100.00 | 20.45 | 30.98 | 17.79 | 3.96 |
| 700 | 724 | 20,670,996.52 | 2.07% | 217,589.44 | 6.563 | 710 | 82.52 | 59.54 | 10.72 | 85.17 | 0.00 | 100.00 | 21.34 | 28.33 | 17.42 | 6.82 |
| 725 | 749 | 14,042,478.81 | 1.40% | 242,111.70 | 6.482 | 736 | 82.77 | 65.20 | 7.23 | 79.57 | 0.00 | 100.00 | 8.21 | 20.49 | 27.07 | 2.42 |
| 750 | 774 | 5,039,718.56 | 0.50% | 239,986.60 | 6.529 | 762 | 86.08 | 64.78 | 0.00 | 77.88 | 0.00 | 100.00 | 20.98 | 9.47 | 44.32 | 6.74 |
| 775 | 799 | 3,455,963.75 | 0.35% | 215,997.73 | 6.394 | 785 | 76.90 | 44.55 | 7.41 | 80.36 | 0.00 | 100.00 | 4.57 | 30.38 | 24.88 | 4.16 |
| 800 | max | 134,898.81 | 0.01% | 134,898.81 | 7.450 | 803 | 90.00 | 0.00 | 0.00 | 100.00 | 0.00 | 100.00 | 0.00 | 0.00 | 100.00 | 0.00 |

**IO LOANS**

| FICO Low | FICO High | Total Outstanding Principal Balance | Percent of Current Balance | Wtd Avg Current Balance | Wtd Avg GWAC | Wtd Avg FICO | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Reduced Doc | % Int Only | % CA | % NY | % FL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 575 | 599 | 13,386,132.89 | 1.34% | 297,025.18 | 6.754 | 588 | 78.73 | 72.75 | 21.74 | 100.00 | 83.19 | 16.81 | 100.00 | 62.82 | 4.90 | 6.24 |
| 600 | 624 | 25,979,018.47 | 2.60% | 285,483.72 | 6.421 | 611 | 82.33 | 81.56 | 15.06 | 100.00 | 84.37 | 15.63 | 100.00 | 48.79 | 9.03 | 6.11 |
| 625 | 649 | 29,248,438.61 | 2.92% | 301,530.29 | 6.250 | 637 | 80.30 | 68.50 | 19.97 | 100.00 | 70.50 | 29.50 | 100.00 | 57.26 | 8.79 | 2.74 |
| 650 | 674 | 15,442,474.73 | 1.54% | 270,920.61 | 6.343 | 664 | 84.11 | 71.73 | 10.82 | 96.72 | 60.58 | 39.42 | 100.00 | 58.81 | 3.37 | 0.00 |
| 675 | 699 | 15,817,798.10 | 1.58% | 282,460.68 | 5.987 | 685 | 82.88 | 67.14 | 12.66 | 96.79 | 50.72 | 46.75 | 100.00 | 58.57 | 4.24 | 4.13 |
| 700 | 724 | 6,444,892.55 | 0.64% | 322,244.63 | 6.022 | 711 | 84.51 | 78.11 | 15.26 | 100.00 | 31.55 | 68.45 | 100.00 | 69.57 | 4.65 | 5.47 |
| 725 | 749 | 1,712,500.00 | 0.17% | 342,500.00 | 6.532 | 739 | 88.92 | 73.14 | 14.01 | 100.00 | 32.64 | 67.36 | 100.00 | 85.99 | 0.00 | 0.00 |
| 750 | 774 | 1,727,074.12 | 0.17% | 345,414.82 | 5.767 | 762 | 86.60 | 81.24 | 0.00 | 100.00 | 38.79 | 61.21 | 100.00 | 41.31 | 27.78 | 0.00 |
| 775 | 800 | 158,000.00 | 0.02% | 158,000.00 | 5.100 | 789 | 80.00 | 100.00 | 0.00 | 100.00 | 0.00 | 100.00 | 100.00 | 100.00 | 0.00 | 0.00 |

**Manufactured Housing**

| FICO Low | FICO High | Total Outstanding Principal Balance | Percent of Current Balance | Wtd Avg Current Balance | Wtd Avg GWAC | Wtd Avg FICO | Wtd Avg OLTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Reduced Doc | % Int Only | % CA | % NY | % FL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 525 | 549 | 130,412.44 | 0.01% | 130,412.44 | 8.000 | 547 | 90.00 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 550 | 574 | 162,881.03 | 0.02% | 162,881.03 | 6.800 | 565 | 63.92 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 100.00 | 0.00 | 0.00 |
| 575 | 599 | 2,081,591.34 | 0.21% | 109,557.44 | 7.876 | 588 | 80.98 | 0.00 | 0.00 | 100.00 | 86.40 | 13.60 | 0.00 | 13.60 | 0.00 | 4.49 |
| 600 | 624 | 2,898,616.51 | 0.29% | 103,522.02 | 8.018 | 613 | 82.36 | 0.00 | 0.00 | 95.62 | 97.38 | 2.62 | 0.00 | 9.35 | 5.58 | 12.80 |
| 625 | 649 | 2,641,470.66 | 0.26% | 110,061.28 | 7.246 | 636 | 80.35 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 13.16 | 0.00 | 7.46 |
| 650 | 674 | 933,203.85 | 0.09% | 93,320.39 | 7.526 | 663 | 79.77 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 675 | 699 | 539,178.48 | 0.05% | 134,794.62 | 6.530 | 679 | 80.27 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 9.24 |
| 700 | 724 | 631,759.55 | 0.06% | 126,351.91 | 6.854 | 706 | 82.01 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 725 | 749 | 104,462.59 | 0.01% | 104,462.59 | 6.900 | 726 | 85.00 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 59 | $14,570,895.54 | 1.80% | 40.77% | 4.935% | 663 | 74.45% | 360 | 358 | 2 |
| 5.001 - 5.500 | 186 | 45,336,290.31 | 5.60 | 39.68 | 5.333 | 652 | 75.24 | 359 | 357 | 2 |
| 5.501 - 6.000 | 424 | 101,021,688.79 | 12.47 | 40.60 | 5.838 | 637 | 77.87 | 360 | 358 | 2 |
| 6.001 - 6.500 | 580 | 132,155,097.71 | 16.31 | 38.71 | 6.302 | 630 | 77.69 | 360 | 358 | 2 |
| 6.501 - 7.000 | 712 | 150,907,791.79 | 18.63 | 38.91 | 6.806 | 620 | 80.06 | 360 | 358 | 2 |
| 7.001 - 7.500 | 519 | 90,743,535.56 | 11.20 | 38.58 | 7.303 | 604 | 80.83 | 359 | 358 | 2 |
| 7.501 - 8.000 | 573 | 98,936,519.65 | 12.21 | 39.50 | 7.784 | 587 | 80.93 | 360 | 358 | 2 |
| 8.001 - 8.500 | 399 | 62,010,430.12 | 7.65 | 39.57 | 8.303 | 572 | 80.83 | 360 | 357 | 2 |
| 8.501 - 9.000 | 363 | 52,205,944.55 | 6.44 | 38.83 | 8.790 | 565 | 80.47 | 360 | 358 | 2 |
| 9.001 - 9.500 | 191 | 23,983,515.18 | 2.96 | 38.66 | 9.300 | 545 | 76.73 | 359 | 357 | 2 |
| 9.501 - 10.000 | 150 | 20,317,652.99 | 2.51 | 38.83 | 9.787 | 554 | 75.08 | 360 | 358 | 2 |
| 10.001 - 10.500 | 70 | 7,445,814.28 | 0.92 | 36.23 | 10.296 | 541 | 76.41 | 360 | 358 | 2 |
| 10.501 - 11.000 | 44 | 4,478,941.44 | 0.55 | 35.85 | 10.768 | 538 | 73.55 | 357 | 355 | 2 |
| 11.001 - 11.500 | 28 | 2,859,074.39 | 0.35 | 38.40 | 11.262 | 532 | 71.42 | 360 | 358 | 2 |
| 11.501 - 12.000 | 20 | 2,543,386.59 | 0.31 | 34.00 | 11.813 | 520 | 65.84 | 360 | 358 | 2 |
| 12.001 - 12.500 | 6 | 462,276.72 | 0.06 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 12.501 - 13.000 | 1 | 116,321.85 | 0.01 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 7.143%
Lowest: 4.650%
Highest: 12.750%



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**2. Combined Original LTV**

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 2 | $109,917.46 | 0.01% | 24.90% | 7.473% | 538 | 11.86% | 360 | 359 | 1 |
| 15.01 - 20.00 | 1 | 398,154.64 | 0.05 | 47.68 | 7.400 | 503 | 16.00 | 360 | 354 | 6 |
| 20.01 - 25.00 | 9 | 982,662.51 | 0.12 | 28.69 | 7.427 | 561 | 22.65 | 360 | 357 | 3 |
| 25.01 - 30.00 | 5 | 489,138.88 | 0.06 | 26.45 | 8.595 | 544 | 28.25 | 360 | 357 | 3 |
| 30.01 - 35.00 | 18 | 3,587,231.17 | 0.44 | 36.64 | 6.700 | 589 | 31.98 | 360 | 357 | 3 |
| 35.01 - 40.00 | 20 | 2,664,282.45 | 0.33 | 35.90 | 7.137 | 598 | 38.28 | 360 | 358 | 2 |
| 40.01 - 45.00 | 30 | 4,536,264.63 | 0.56 | 38.49 | 7.513 | 568 | 42.99 | 360 | 358 | 2 |
| 45.01 - 50.00 | 39 | 7,082,070.26 | 0.87 | 37.08 | 7.646 | 562 | 48.15 | 360 | 358 | 2 |
| 50.01 - 55.00 | 64 | 12,805,024.60 | 1.58 | 39.00 | 7.081 | 594 | 53.04 | 360 | 358 | 2 |
| 55.01 - 60.00 | 118 | 22,581,982.93 | 2.79 | 40.28 | 6.945 | 579 | 58.43 | 359 | 357 | 2 |
| 60.01 - 65.00 | 239 | 45,488,451.90 | 5.62 | 38.18 | 7.471 | 576 | 63.54 | 359 | 357 | 2 |
| 65.01 - 70.00 | 299 | 62,306,312.65 | 7.69 | 38.28 | 6.944 | 595 | 68.88 | 360 | 358 | 2 |
| 70.01 - 75.00 | 387 | 78,159,596.43 | 9.65 | 39.36 | 7.091 | 585 | 74.06 | 360 | 358 | 2 |
| 75.01 - 80.00 | 1,603 | 284,358,534.72 | 35.10 | 39.36 | 7.042 | 610 | 79.67 | 360 | 358 | 2 |
| 80.01 - 85.00 | 465 | 90,301,949.73 | 11.15 | 38.61 | 7.149 | 607 | 84.50 | 360 | 358 | 2 |
| 85.01 - 90.00 | 539 | 105,102,794.68 | 12.97 | 40.49 | 7.289 | 627 | 89.66 | 360 | 358 | 2 |
| 90.01 - 95.00 | 457 | 83,982,411.33 | 10.37 | 38.83 | 7.301 | 636 | 94.73 | 360 | 358 | 2 |
| 95.01 - 100.00 | 30 | 5,158,396.49 | 0.64 | 40.05 | 7.427 | 675 | 98.93 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 78.93%
Lowest: 10.17%
Highest: 100.00%



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 30 | $1,498,636.79 | 0.18% | 28.88% | 8.471% | 593 | 70.36% | 354 | 353 | 1 |
| 50,000.01 - 75,000.00 | 500 | 31,438,747.24 | 3.88 | 33.48 | 8.544 | 587 | 78.85 | 358 | 356 | 2 |
| 75,000.01 - 100,000.00 | 510 | 44,834,395.49 | 5.53 | 34.77 | 7.988 | 589 | 77.97 | 359 | 357 | 2 |
| 100,000.01 - 125,000.00 | 528 | 59,394,860.32 | 7.33 | 36.48 | 7.562 | 600 | 79.27 | 360 | 358 | 2 |
| 125,000.01 - 150,000.00 | 518 | 71,194,004.99 | 8.79 | 37.41 | 7.359 | 598 | 79.01 | 359 | 358 | 2 |
| 150,000.01 - 175,000.00 | 418 | 67,681,488.01 | 8.35 | 37.29 | 7.132 | 606 | 79.10 | 359 | 357 | 2 |
| 175,000.01 - 200,000.00 | 370 | 69,753,741.53 | 8.61 | 39.47 | 7.189 | 603 | 78.77 | 360 | 358 | 2 |
| 200,000.01 - 225,000.00 | 296 | 63,119,006.35 | 7.79 | 39.52 | 7.104 | 603 | 77.99 | 360 | 358 | 2 |
| 225,000.01 - 250,000.00 | 220 | 52,128,349.50 | 6.43 | 40.16 | 6.997 | 607 | 78.55 | 360 | 358 | 2 |
| 250,000.01 - 275,000.00 | 179 | 47,022,802.13 | 5.80 | 41.09 | 6.899 | 607 | 79.23 | 360 | 358 | 2 |
| 275,000.01 - 300,000.00 | 148 | 42,747,220.06 | 5.28 | 41.05 | 6.986 | 611 | 79.51 | 360 | 358 | 2 |
| 300,000.01 - 325,000.00 | 127 | 39,724,954.62 | 4.90 | 40.79 | 6.699 | 618 | 78.99 | 360 | 358 | 2 |
| 325,000.01 - 350,000.00 | 91 | 30,759,335.25 | 3.80 | 41.00 | 6.842 | 614 | 79.94 | 360 | 358 | 2 |
| 350,000.01 - 375,000.00 | 71 | 25,796,421.62 | 3.18 | 41.34 | 6.727 | 615 | 81.32 | 360 | 358 | 2 |
| 375,000.01 - 400,000.00 | 58 | 22,490,410.49 | 2.78 | 42.69 | 6.867 | 613 | 80.40 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 46 | 19,113,833.85 | 2.36 | 41.45 | 6.602 | 624 | 81.16 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 36 | 15,744,980.76 | 1.94 | 41.60 | 6.689 | 617 | 83.47 | 360 | 358 | 2 |
| 450,000.01 - 475,000.00 | 25 | 11,515,281.71 | 1.42 | 40.62 | 6.685 | 629 | 84.39 | 360 | 358 | 2 |
| 475,000.01 - 500,000.00 | 35 | 17,162,852.38 | 2.12 | 43.62 | 7.089 | 622 | 78.03 | 360 | 358 | 2 |
| 500,000.01 - 525,000.00 | 14 | 7,213,716.77 | 0.89 | 45.18 | 6.517 | 609 | 79.17 | 360 | 358 | 2 |
| 525,000.01 - 550,000.00 | 16 | 8,651,764.41 | 1.07 | 46.16 | 6.422 | 629 | 82.92 | 360 | 357 | 3 |
| 550,000.01 - 575,000.00 | 14 | 7,937,410.64 | 0.98 | 38.56 | 6.323 | 645 | 80.41 | 360 | 357 | 3 |
| 575,000.01 - 600,000.00 | 22 | 13,006,039.94 | 1.61 | 42.00 | 6.988 | 609 | 77.79 | 360 | 357 | 3 |
| 600,000.01 - 625,000.00 | 6 | 3,711,330.13 | 0.46 | 41.51 | 7.014 | 625 | 83.35 | 360 | 357 | 3 |
| 625,000.01 - 650,000.00 | 7 | 4,475,027.30 | 0.55 | 37.88 | 6.916 | 613 | 77.13 | 360 | 358 | 2 |
| 650,000.01 - 675,000.00 | 2 | 1,337,161.31 | 0.17 | 36.25 | 7.397 | 636 | 83.76 | 360 | 355 | 5 |
| 675,000.01 - 700,000.00 | 7 | 4,828,288.54 | 0.60 | 42.27 | 7.310 | 604 | 77.95 | 360 | 358 | 2 |
| 700,000.01 - 725,000.00 | 5 | 3,567,838.52 | 0.44 | 40.92 | 7.109 | 618 | 79.71 | 360 | 357 | 3 |
| 725,000.01 - 750,000.00 | 8 | 5,973,017.60 | 0.74 | 35.85 | 7.174 | 641 | 67.56 | 360 | 358 | 2 |
| 750,000.01 - 775,000.00 | 1 | 770,000.00 | 0.10 | 35.64 | 6.500 | 629 | 70.00 | 360 | 359 | 1 |
| 775,000.01 - 800,000.00 | 2 | 1,594,211.89 | 0.20 | 49.67 | 7.326 | 632 | 55.98 | 360 | 356 | 4 |
| 800,000.01 - 825,000.00 | 2 | 1,611,115.90 | 0.20 | 42.10 | 6.272 | 621 | 80.97 | 360 | 357 | 3 |
| 825,000.01 - 850,000.00 | 2 | 1,678,385.49 | 0.21 | 40.04 | 6.200 | 655 | 82.49 | 360 | 359 | 1 |
| 875,000.01 - 900,000.00 | 3 | 2,671,295.01 | 0.33 | 32.59 | 6.625 | 608 | 62.08 | 360 | 359 | 1 |
| 925,000.01 - 950,000.00 | 3 | 2,804,029.98 | 0.35 | 39.29 | 5.927 | 671 | 71.63 | 360 | 358 | 2 |
| 950,000.01 - 975,000.00 | 1 | 971,768.81 | 0.12 | 32.66 | 6.990 | 591 | 65.00 | 360 | 356 | 4 |
| over 1,000,000.01 | 4 | 4,171,452.13 | 0.51 | 34.10 | 6.331 | 664 | 58.96 | 360 | 357 | 3 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

Average: $187,305.24
Lowest: $49,719.79
Highest: $1,095,069.82



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**4. Original Term to Maturity**

| Original Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 180 | 13 | $1,164,574.04 | 0.14% | 37.18% | 7.496% | 596 | 74.74% | 180 | 178 | 2 |
| 360 | 4,312 | 808,930,603.42 | 99.86 | 39.18 | 7.142 | 608 | 78.93 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**5. Remaining Term to Maturity**

| Remaining Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 171 - 175 | 3 | $185,520.30 | 0.02% | 38.69% | 9.373% | 569 | 76.50% | 180 | 174 | 6 |
| 176 - 180 | 10 | 979,053.74 | 0.12 | 36.89 | 7.140 | 602 | 74.41 | 180 | 178 | 2 |
| 346 - 350 | 2 | 134,290.79 | 0.02 | 29.07 | 10.180 | 510 | 70.00 | 360 | 347 | 13 |
| 351 - 355 | 318 | 60,962,590.54 | 7.53 | 40.67 | 7.350 | 609 | 78.27 | 360 | 354 | 6 |
| 356 - 360 | 3,992 | 747,833,722.09 | 92.31 | 39.06 | 7.125 | 608 | 78.99 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 357.8 months
Lowest: 174 months
Highest: 360 months



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**6. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 801 - 850 | 1 | $134,898.81 | 0.02% | 35.80% | 7.450% | 803 | 90.00% | 360 | 359 | 1 |
| 751 - 800 | 52 | 11,482,449.66 | 1.42 | 37.96 | 6.675 | 770 | 85.70 | 360 | 358 | 2 |
| 701 - 750 | 197 | 41,872,213.78 | 5.17 | 37.73 | 6.415 | 721 | 83.53 | 360 | 358 | 2 |
| 651 - 700 | 615 | 134,276,222.46 | 16.58 | 39.77 | 6.453 | 672 | 82.07 | 360 | 358 | 2 |
| 601 - 650 | 1,265 | 247,674,464.58 | 30.57 | 39.06 | 6.688 | 625 | 80.56 | 360 | 358 | 2 |
| 551 - 600 | 1,166 | 208,300,780.05 | 25.71 | 38.77 | 7.350 | 578 | 77.61 | 359 | 358 | 2 |
| 501 - 550 | 967 | 159,035,586.64 | 19.63 | 39.96 | 8.324 | 526 | 73.90 | 360 | 358 | 2 |
| 451 - 500 | 14 | 2,125,392.38 | 0.26 | 44.10 | 8.699 | 500 | 74.31 | 360 | 358 | 2 |
| = 0 | 48 | 5,193,169.10 | 0.64 | 32.48 | 8.449 | 0 | 76.01 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 608
Lowest: 500
Highest: 803

**7. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 302 | $54,662,694.13 | 6.75% | 39.42% | 7.646% | 557 | 75.99% | 360 | 358 | 2 |
| AA | 697 | 134,151,441.25 | 16.56 | 39.68 | 7.254 | 591 | 78.69 | 360 | 357 | 2 |
| AA+ | 2,662 | 509,772,795.84 | 62.93 | 38.95 | 6.766 | 629 | 80.98 | 360 | 358 | 2 |
| B | 364 | 62,168,188.93 | 7.67 | 39.37 | 8.161 | 553 | 72.24 | 360 | 358 | 2 |
| C | 147 | 24,847,739.82 | 3.07 | 40.36 | 8.790 | 546 | 70.47 | 360 | 358 | 2 |
| CC | 103 | 15,890,713.08 | 1.96 | 39.35 | 9.959 | 543 | 62.77 | 358 | 357 | 2 |
| NG | 50 | 8,601,604.41 | 1.06 | 37.72 | 7.183 | 623 | 82.38 | 359 | 354 | 5 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

 

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**8. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 3,299 | $591,125,076.49 | 72.97% | 38.75% | 7.163% | 602 | 78.48% | 360 | 358 | 2 |
| PUD | 421 | 88,157,338.65 | 10.88 | 40.52 | 7.001 | 613 | 80.72 | 360 | 358 | 2 |
| 2-4 Family | 340 | 82,820,678.75 | 10.22 | 41.28 | 7.135 | 632 | 79.27 | 360 | 358 | 2 |
| Low Rise Condo | 201 | 38,772,461.24 | 4.79 | 38.55 | 7.128 | 626 | 80.20 | 360 | 358 | 2 |
| MF Housing | 49 | 5,448,976.11 | 0.67 | 36.59 | 7.412 | 617 | 82.22 | 360 | 357 | 3 |
| High Rise Condo | 14 | 3,539,536.19 | 0.44 | 40.47 | 7.216 | 636 | 80.77 | 360 | 358 | 2 |
| Coop | 1 | 231,110.03 | 0.03 | 40.91 | 6.990 | 602 | 90.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 3,985 | $754,239,217.16 | 93.11% | 39.20% | 7.102% | 605 | 78.80% | 360 | 358 | 2 |
| Non-Owner Occupied | 288 | 42,904,045.54 | 5.30 | 38.49 | 7.819 | 649 | 81.82 | 360 | 358 | 2 |
| Second Home | 52 | 12,951,914.76 | 1.60 | 39.78 | 7.288 | 650 | 76.71 | 360 | 357 | 3 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**10. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 2,699 | $446,944,916.56 | 55.17% | 39.13% | 7.164% | 599 | 80.35% | 360 | 358 | 2 |
| Stated Income Documentation | 1,548 | 346,853,950.52 | 42.82 | 39.21 | 7.109 | 616 | 77.02 | 360 | 358 | 2 |
| No Doc | 50 | 9,511,598.15 | 1.17 | 0.00 | 6.901 | 700 | 85.09 | 360 | 358 | 2 |
| Lite Documentation | 28 | 6,784,712.23 | 0.84 | 40.16 | 7.785 | 603 | 74.19 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

11. Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 2,815 | $536,802,497.90 | 66.26% | 39.00% | 7.140% | 597 | 77.10% | 360 | 358 | 2 |
| Purchase | 1,279 | 230,763,106.34 | 28.49 | 39.39 | 7.067 | 637 | 83.17 | 360 | 358 | 2 |
| R/T Refi | 231 | 42,529,573.22 | 5.25 | 40.18 | 7.588 | 588 | 79.00 | 360 | 357 | 3 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

12. Product Type

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 ARM | 3,670 | $651,255,925.33 | 80.39% | 38.96% | 7.299% | 601 | 78.48% | 360 | 358 | 2 |
| 2/28 ARM with 5yr IO | 343 | 98,489,940.74 | 12.16 | 41.02 | 6.380 | 640 | 82.62 | 360 | 358 | 2 |
| 3/27 ARM | 266 | 49,072,112.71 | 6.06 | 38.32 | 6.823 | 626 | 77.89 | 360 | 358 | 2 |
| 3/27 ARM with 5yr IO | 27 | 9,307,918.73 | 1.15 | 38.48 | 5.922 | 645 | 77.57 | 360 | 358 | 2 |
| 2/13 ARM | 13 | 1,164,574.04 | 0.14 | 37.18 | 7.496 | 596 | 74.74 | 180 | 178 | 2 |
| 6 month ARM | 5 | 745,827.13 | 0.09 | 43.13 | 7.116 | 569 | 78.60 | 360 | 358 | 2 |
| 15/15 ARM | 1 | 58,878.78 | 0.01 | 47.22 | 9.350 | 0 | 65.56 | 360 | 356 | 4 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

13. Interest Only

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| non-IO | 3,955 | $702,297,317.99 | 86.69% | 38.92% | 7.266% | 603 | 78.43% | 360 | 358 | 2 |
| IO | 370 | 107,797,859.47 | 13.31 | 40.80 | 6.340 | 640 | 82.19 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

# OOMLT 2005-1
## Marketing Pool
## Adjustable Rate Mortgages

**14. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| no-MI | 1,347 | $269,953,546.83 | 33.32% | 43.91% | 7.439% | 580 | 75.49% | 360 | 358 | 2 |
| MI | 2,978 | 540,141,630.63 | 66.68 | 36.75 | 6.995 | 622 | 80.65 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**15. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 4,325 | $810,095,177.46 | 100.00% | 39.17% | 7.143% | 608 | 78.93% | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**16. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 4,325 | $810,095,177.46 | 100.00% | 39.17% | 7.143% | 608 | 78.93% | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**17. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 1,271 | $242,997,850.44 | 30.00% | 38.98% | 7.365% | 605 | 77.90% | 360 | 358 | 2 |
| 12 | 109 | 25,721,901.28 | 3.18 | 40.64 | 6.734 | 618 | 77.19 | 360 | 358 | 2 |
| 24 | 2,747 | 507,026,848.97 | 62.59 | 39.26 | 7.081 | 608 | 79.48 | 360 | 358 | 2 |
| 30 | 3 | 633,255.55 | 0.08 | 34.38 | 7.982 | 577 | 74.63 | 360 | 358 | 2 |
| 36 | 195 | 33,715,321.22 | 4.16 | 38.31 | 6.763 | 618 | 79.45 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

### 18. Geographic Distribution

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| California | 653 | $189,982,281.32 | 23.45% | 41.12% | 6.736% | 607 | 77.12% | 360 | 358 | 2 |
| New York | 324 | 89,151,143.24 | 11.01 | 39.77 | 6.999 | 618 | 76.48 | 360 | 358 | 2 |
| Massachusetts | 264 | 65,473,607.70 | 8.08 | 39.92 | 6.663 | 620 | 76.48 | 360 | 358 | 2 |
| Florida | 347 | 52,509,984.37 | 6.48 | 38.45 | 7.542 | 605 | 79.85 | 360 | 358 | 2 |
| New Jersey | 176 | 38,388,964.41 | 4.74 | 40.05 | 7.575 | 596 | 78.13 | 360 | 358 | 2 |
| Texas | 304 | 37,410,682.99 | 4.62 | 36.65 | 7.771 | 583 | 78.86 | 359 | 356 | 3 |
| Virginia | 145 | 25,767,230.59 | 3.18 | 39.00 | 7.250 | 613 | 81.08 | 359 | 357 | 2 |
| Connecticut | 122 | 21,967,535.53 | 2.71 | 39.09 | 7.207 | 599 | 78.94 | 360 | 358 | 2 |
| Illinois | 115 | 20,423,114.26 | 2.52 | 40.61 | 7.622 | 598 | 79.91 | 359 | 358 | 2 |
| Pennsylvania | 148 | 19,800,497.56 | 2.44 | 37.07 | 7.161 | 607 | 81.22 | 359 | 357 | 2 |
| Nevada | 94 | 19,546,945.77 | 2.41 | 41.40 | 6.852 | 616 | 77.51 | 359 | 356 | 2 |
| Michigan | 160 | 19,404,687.67 | 2.40 | 37.41 | 7.413 | 609 | 81.86 | 360 | 358 | 2 |
| Rhode Island | 86 | 16,939,324.54 | 2.09 | 40.97 | 6.605 | 625 | 77.94 | 360 | 359 | 1 |
| Georgia | 125 | 16,883,465.79 | 2.08 | 37.33 | 7.980 | 607 | 84.27 | 358 | 357 | 2 |
| Colorado | 98 | 16,822,021.97 | 2.08 | 37.26 | 6.513 | 623 | 81.36 | 360 | 358 | 2 |
| Maryland | 84 | 16,055,818.17 | 1.98 | 39.64 | 7.436 | 591 | 77.72 | 360 | 358 | 2 |
| Ohio | 131 | 15,027,617.03 | 1.86 | 35.12 | 8.221 | 606 | 85.47 | 360 | 358 | 2 |
| Arizona | 80 | 12,403,356.54 | 1.53 | 35.73 | 6.999 | 625 | 80.63 | 360 | 359 | 1 |
| North Carolina | 93 | 10,933,276.23 | 1.35 | 34.51 | 7.880 | 596 | 83.06 | 360 | 358 | 2 |
| New Hampshire | 54 | 10,366,621.76 | 1.28 | 38.83 | 6.963 | 605 | 77.59 | 360 | 358 | 2 |
| Minnesota | 58 | 9,173,458.70 | 1.13 | 38.51 | 7.253 | 608 | 81.00 | 360 | 358 | 2 |
| Washington | 44 | 7,950,052.82 | 0.98 | 40.01 | 6.937 | 610 | 81.72 | 360 | 358 | 2 |
| Wisconsin | 59 | 7,188,269.45 | 0.89 | 37.16 | 7.453 | 600 | 82.61 | 360 | 359 | 1 |
| Missouri | 62 | 7,002,946.23 | 0.86 | 34.52 | 7.935 | 606 | 83.00 | 360 | 359 | 1 |
| Indiana | 50 | 6,379,127.68 | 0.79 | 37.86 | 7.713 | 593 | 82.98 | 360 | 358 | 2 |
| Maine | 40 | 6,316,811.93 | 0.78 | 38.28 | 6.844 | 619 | 78.11 | 360 | 359 | 1 |
| South Carolina | 44 | 5,383,440.76 | 0.66 | 36.99 | 7.501 | 610 | 85.98 | 360 | 358 | 2 |
| Tennessee | 50 | 5,231,252.87 | 0.65 | 35.36 | 8.136 | 591 | 82.78 | 360 | 358 | 2 |
| Oregon | 31 | 4,878,152.75 | 0.60 | 38.89 | 7.356 | 604 | 82.23 | 360 | 358 | 2 |
| Utah | 31 | 4,660,175.88 | 0.58 | 34.71 | 6.491 | 638 | 85.90 | 360 | 358 | 2 |
| Vermont | 25 | 4,453,938.92 | 0.55 | 37.27 | 6.821 | 611 | 78.85 | 360 | 358 | 2 |
| Louisiana | 37 | 3,826,821.36 | 0.47 | 40.69 | 7.748 | 583 | 83.41 | 360 | 358 | 2 |
| Alabama | 33 | 3,506,970.42 | 0.43 | 32.58 | 8.084 | 582 | 86.82 | 353 | 351 | 2 |
| Delaware | 15 | 3,388,625.71 | 0.42 | 37.20 | 7.273 | 622 | 77.85 | 360 | 358 | 2 |
| Idaho | 19 | 2,909,331.84 | 0.36 | 34.95 | 7.014 | 604 | 81.04 | 360 | 358 | 2 |
| Kentucky | 27 | 2,677,078.38 | 0.33 | 37.37 | 7.945 | 607 | 81.04 | 357 | 355 | 1 |
| Kansas | 17 | 1,767,268.90 | 0.22 | 37.85 | 7.785 | 642 | 86.73 | 360 | 358 | 2 |
| Oklahoma | 14 | 1,415,105.06 | 0.17 | 35.56 | 8.428 | 581 | 78.54 | 360 | 358 | 2 |
| Iowa | 15 | 1,228,074.98 | 0.15 | 31.20 | 7.975 | 600 | 81.74 | 360 | 359 | 1 |
| Arkansas | 14 | 1,191,945.36 | 0.15 | 33.03 | 8.483 | 571 | 86.50 | 360 | 358 | 2 |
| Mississippi | 11 | 985,950.52 | 0.12 | 38.47 | 8.734 | 574 | 87.29 | 360 | 356 | 4 |
| Hawaii | 5 | 984,351.03 | 0.12 | 43.00 | 6.927 | 586 | 77.55 | 360 | 358 | 2 |
| Wyoming | 9 | 841,695.33 | 0.10 | 32.90 | 6.448 | 611 | 79.61 | 360 | 359 | 1 |
| Nebraska | 6 | 648,106.11 | 0.08 | 47.20 | 7.280 | 609 | 82.92 | 360 | 358 | 2 |
| Montana | 4 | 533,848.87 | 0.07 | 34.07 | 7.463 | 604 | 76.92 | 360 | 359 | 1 |
| Alaska | 1 | 161,360.95 | 0.02 | 55.37 | 6.750 | 535 | 70.22 | 360 | 359 | 1 |
| South Dakota | 1 | 152,837.21 | 0.02 | 25.50 | 5.650 | 713 | 87.43 | 360 | 359 | 1 |
| Total: | 4,325 | $810,095,177.46 | 100.00% | 39.17% | 7.143% | 608 | 78.93% | 360 | 358 | 2 |



# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**19. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 14 | $2,834,435.06 | 0.35% | 42.76% | 5.330% | 650 | 73.36% | 360 | 359 | 1 |
| 3.001 - 3.500 | 90 | 20,717,941.35 | 2.56 | 35.56 | 5.423 | 666 | 72.95 | 360 | 358 | 2 |
| 3.501 - 4.000 | 281 | 64,326,638.69 | 7.94 | 39.68 | 5.822 | 656 | 74.48 | 360 | 358 | 2 |
| 4.001 - 4.500 | 569 | 123,981,186.24 | 15.30 | 39.06 | 6.206 | 640 | 77.95 | 360 | 358 | 2 |
| 4.501 - 5.000 | 732 | 148,394,373.48 | 18.32 | 39.72 | 6.557 | 628 | 78.96 | 360 | 358 | 2 |
| 5.001 - 5.500 | 684 | 136,449,045.44 | 16.84 | 39.31 | 7.072 | 609 | 80.73 | 360 | 358 | 2 |
| 5.501 - 6.000 | 598 | 105,570,693.60 | 13.03 | 39.06 | 7.406 | 593 | 81.00 | 360 | 358 | 2 |
| 6.001 - 6.500 | 498 | 80,102,463.04 | 9.89 | 38.40 | 7.978 | 571 | 81.48 | 359 | 357 | 2 |
| 6.501 - 7.000 | 338 | 51,733,228.73 | 6.39 | 39.32 | 8.490 | 553 | 79.03 | 360 | 357 | 3 |
| 7.001 - 7.500 | 214 | 35,060,007.99 | 4.33 | 39.85 | 8.941 | 553 | 79.08 | 360 | 358 | 2 |
| 7.501 - 8.000 | 196 | 25,654,161.04 | 3.17 | 38.91 | 9.666 | 544 | 76.47 | 359 | 357 | 2 |
| 8.001 - 8.500 | 51 | 7,680,878.55 | 0.95 | 39.21 | 9.668 | 553 | 76.93 | 360 | 358 | 2 |
| 8.501 - 9.000 | 31 | 3,900,681.39 | 0.48 | 38.26 | 10.186 | 548 | 75.02 | 360 | 357 | 3 |
| 9.001 - 9.500 | 17 | 2,005,228.66 | 0.25 | 38.72 | 11.121 | 536 | 71.39 | 360 | 357 | 3 |
| 9.501 - 10.000 | 11 | 1,626,438.88 | 0.20 | 40.03 | 11.389 | 521 | 61.62 | 360 | 359 | 1 |
| 10.001 - 10.500 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 5.346%
Lowest: 2.740%
Highest: 10.500%

**20. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 20 | $4,725,405.75 | 0.58% | 43.14% | 6.667% | 589 | 71.63% | 360 | 357 | 3 |
| 2.000 | 14 | 4,529,320.52 | 0.56 | 43.74 | 7.679 | 570 | 73.77 | 360 | 357 | 3 |
| 3.000 | 4,290 | 800,674,800.19 | 98.84 | 39.12 | 7.142 | 608 | 79.00 | 360 | 358 | 2 |
| 4.000 | 1 | 165,651.00 | 0.02 | 37.91 | 7.400 | 578 | 80.00 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 2.983%
Lowest: 1.000%
Highest: 4.000%

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**21. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 4,233 | $785,662,192.18 | 96.98% | 39.13% | 7.146% | 608 | 79.06% | 360 | 358 | 2 |
| 1.500 | 86 | 22,837,005.93 | 2.82 | 40.42 | 7.006 | 591 | 75.62 | 360 | 357 | 3 |
| 2.000 | 6 | 1,595,979.35 | 0.20 | 40.62 | 7.435 | 560 | 62.97 | 360 | 356 | 4 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 1.016%
Lowest: 1.000%
Highest: 2.000%

**22. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.001 - 10.500 | 1 | $142,646.08 | 0.02% | 35.16% | 5.450% | 712 | 78.69% | 360 | 353 | 7 |
| 10.501 - 11.000 | 58 | 14,024,403.23 | 1.73 | 40.42 | 4.937 | 660 | 74.23 | 360 | 358 | 2 |
| 11.001 - 11.500 | 180 | 42,817,643.16 | 5.29 | 39.43 | 5.335 | 652 | 75.35 | 359 | 357 | 2 |
| 11.501 - 12.000 | 412 | 97,576,813.67 | 12.05 | 40.67 | 5.832 | 639 | 77.90 | 360 | 358 | 2 |
| 12.001 - 12.500 | 577 | 131,242,693.74 | 16.20 | 38.93 | 6.287 | 631 | 77.73 | 360 | 358 | 2 |
| 12.501 - 13.000 | 696 | 146,999,423.04 | 18.15 | 38.77 | 6.786 | 621 | 80.10 | 360 | 358 | 2 |
| 13.001 - 13.500 | 517 | 91,545,007.66 | 11.30 | 38.49 | 7.274 | 603 | 80.47 | 359 | 358 | 2 |
| 13.501 - 14.000 | 583 | 103,380,374.97 | 12.76 | 39.69 | 7.713 | 588 | 80.80 | 360 | 358 | 2 |
| 14.001 - 14.500 | 386 | 58,841,138.04 | 7.26 | 38.78 | 8.237 | 575 | 81.06 | 360 | 357 | 2 |
| 14.501 - 15.000 | 380 | 55,146,958.88 | 6.81 | 38.89 | 8.707 | 565 | 80.16 | 360 | 358 | 2 |
| 15.001 - 15.500 | 210 | 29,475,439.71 | 3.64 | 40.23 | 9.129 | 549 | 77.25 | 359 | 357 | 2 |
| 15.501 - 16.000 | 150 | 20,115,730.76 | 2.48 | 38.59 | 9.741 | 555 | 76.05 | 360 | 358 | 2 |
| 16.001 - 16.500 | 71 | 7,547,583.60 | 0.93 | 36.20 | 10.278 | 543 | 76.59 | 360 | 358 | 2 |
| 16.501 - 17.000 | 45 | 4,651,297.67 | 0.57 | 36.48 | 10.630 | 539 | 72.47 | 357 | 355 | 2 |
| 17.001 - 17.500 | 29 | 2,955,162.32 | 0.36 | 38.86 | 11.224 | 533 | 72.00 | 360 | 358 | 2 |
| 17.501 - 18.000 | 23 | 3,054,262.36 | 0.38 | 33.93 | 11.638 | 518 | 65.80 | 360 | 358 | 2 |
| 18.001 - 18.500 | 6 | 462,276.72 | 0.06 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 18.501 - 19.000 | 1 | 116,321.85 | 0.01 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 13.182%
Lowest: 10.450%
Highest: 18.750%

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

23. Minimum Rate

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 2 | $442,240.48 | 0.05% | 42.05% | 6.555% | 668 | 77.27% | 360 | 358 | 2 |
| 4.501 - 5.000 | 61 | 14,853,811.58 | 1.83 | 40.75 | 4.969 | 662 | 74.58 | 360 | 358 | 2 |
| 5.001 - 5.500 | 191 | 46,491,230.09 | 5.74 | 39.65 | 5.363 | 651 | 75.28 | 359 | 357 | 2 |
| 5.501 - 6.000 | 425 | 101,405,217.88 | 12.52 | 40.61 | 5.853 | 637 | 77.75 | 360 | 358 | 2 |
| 6.001 - 6.500 | 579 | 131,783,248.29 | 16.27 | 38.71 | 6.304 | 630 | 77.73 | 360 | 358 | 2 |
| 6.501 - 7.000 | 711 | 150,814,868.05 | 18.62 | 38.90 | 6.815 | 619 | 80.05 | 360 | 358 | 2 |
| 7.001 - 7.500 | 518 | 90,558,735.97 | 11.18 | 38.58 | 7.306 | 603 | 80.83 | 359 | 358 | 2 |
| 7.501 - 8.000 | 572 | 98,523,675.61 | 12.16 | 39.48 | 7.786 | 587 | 81.01 | 360 | 358 | 2 |
| 8.001 - 8.500 | 396 | 61,105,717.92 | 7.54 | 39.52 | 8.302 | 572 | 80.90 | 360 | 358 | 2 |
| 8.501 - 9.000 | 363 | 52,205,944.55 | 6.44 | 38.83 | 8.790 | 565 | 80.47 | 360 | 358 | 2 |
| 9.001 - 9.500 | 191 | 23,983,515.18 | 2.96 | 38.66 | 9.300 | 545 | 76.73 | 359 | 357 | 2 |
| 9.501 - 10.000 | 150 | 20,291,560.69 | 2.50 | 38.91 | 9.787 | 555 | 75.12 | 360 | 358 | 2 |
| 10.001 - 10.500 | 68 | 7,235,373.30 | 0.89 | 36.28 | 10.298 | 540 | 76.19 | 360 | 358 | 2 |
| 10.501 - 11.000 | 44 | 4,478,941.44 | 0.55 | 35.85 | 10.768 | 538 | 73.55 | 357 | 355 | 2 |
| 11.001 - 11.500 | 28 | 2,859,074.39 | 0.35 | 38.40 | 11.262 | 532 | 71.42 | 360 | 358 | 2 |
| 11.501 - 12.000 | 19 | 2,483,423.47 | 0.31 | 33.78 | 11.816 | 520 | 66.08 | 360 | 358 | 2 |
| 12.001 - 12.500 | 6 | 462,276.72 | 0.06 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 12.501 - 13.000 | 1 | 116,321.85 | 0.01 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 7.134%
Lowest: 4.350%
Highest: 12.750%

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

**24. Next Rate Adjustment Date**

| Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2005-02-01 | 1 | $62,725.24 | 0.01% | 32.01% | 8.990% | 547 | 85.00% | 360 | 355 | 5 |
| 2005-04-01 | 1 | 196,971.50 | 0.02 | 39.86 | 5.750 | 673 | 80.00 | 360 | 357 | 3 |
| 2005-05-01 | 1 | 135,435.36 | 0.02 | 49.83 | 9.300 | 544 | 85.00 | 360 | 358 | 2 |
| 2005-06-01 | 2 | 350,695.03 | 0.04 | 44.38 | 6.705 | 525 | 74.20 | 360 | 359 | 1 |
| 2005-11-01 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| 2006-01-01 | 1 | 76,515.47 | 0.01 | 30.59 | 9.750 | 511 | 70.00 | 360 | 348 | 12 |
| 2006-03-17 | 1 | 200,469.16 | 0.02 | 52.69 | 8.500 | 519 | 90.00 | 360 | 351 | 9 |
| 2006-04-01 | 4 | 1,484,744.16 | 0.18 | 41.30 | 6.616 | 572 | 73.06 | 360 | 351 | 9 |
| 2006-05-01 | 9 | 1,421,190.15 | 0.18 | 33.91 | 7.647 | 590 | 79.87 | 360 | 352 | 8 |
| 2006-06-01 | 24 | 4,433,769.16 | 0.55 | 40.76 | 6.871 | 615 | 81.29 | 360 | 353 | 7 |
| 2006-07-01 | 56 | 13,692,310.03 | 1.69 | 42.24 | 7.273 | 606 | 81.14 | 359 | 353 | 6 |
| 2006-08-01 | 205 | 33,392,163.38 | 4.12 | 40.27 | 7.666 | 605 | 78.48 | 360 | 355 | 5 |
| 2006-09-01 | 316 | 57,997,327.89 | 7.16 | 39.16 | 7.667 | 597 | 78.80 | 359 | 355 | 4 |
| 2006-10-01 | 366 | 82,092,890.52 | 10.13 | 40.69 | 6.745 | 609 | 78.41 | 360 | 357 | 3 |
| 2006-11-01 | 472 | 98,675,080.79 | 12.18 | 39.24 | 6.939 | 606 | 76.93 | 360 | 358 | 2 |
| 2006-12-01 | 2,516 | 450,428,611.08 | 55.60 | 38.86 | 7.211 | 606 | 79.56 | 360 | 359 | 1 |
| 2007-01-01 | 55 | 6,957,593.00 | 0.86 | 35.34 | 7.130 | 629 | 79.67 | 360 | 360 | 0 |
| 2007-05-01 | 2 | 790,181.03 | 0.10 | 49.31 | 5.214 | 704 | 78.46 | 360 | 352 | 8 |
| 2007-06-11 | 1 | 103,063.38 | 0.01 | 57.52 | 7.850 | 555 | 90.00 | 360 | 354 | 6 |
| 2007-07-01 | 3 | 1,332,440.30 | 0.16 | 45.78 | 6.027 | 634 | 78.07 | 360 | 354 | 6 |
| 2007-08-01 | 15 | 4,235,054.85 | 0.52 | 36.36 | 6.589 | 642 | 64.46 | 360 | 355 | 5 |
| 2007-09-01 | 15 | 3,058,055.96 | 0.38 | 41.70 | 7.114 | 602 | 78.47 | 360 | 356 | 4 |
| 2007-10-01 | 26 | 4,557,872.21 | 0.56 | 40.04 | 6.671 | 605 | 75.64 | 360 | 357 | 3 |
| 2007-11-01 | 46 | 10,195,875.70 | 1.26 | 40.14 | 6.524 | 627 | 77.76 | 360 | 358 | 2 |
| 2007-12-01 | 183 | 33,850,888.01 | 4.18 | 36.81 | 6.749 | 633 | 79.68 | 360 | 359 | 1 |
| 2008-01-01 | 2 | 256,600.00 | 0.03 | 45.07 | 7.526 | 604 | 82.28 | 360 | 360 | 0 |
| 2019-09-01 | 1 | 58,878.78 | 0.01 | 47.22 | 9.350 | 0 | 65.56 | 360 | 356 | 4 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# Adjustable Rate Mortgages

Banc of America Securities LLC
Jan 4, 2005 11:29

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.001 - 5.500 | 4 | $1,020,857.45 | 0.54% | 41.91% | 5.365% | 688 | 74.41% | 360 | 359 | 1 |
| 5.501 - 6.000 | 89 | 21,516,131.62 | 11.33 | 38.52 | 5.921 | 664 | 70.83 | 352 | 351 | 1 |
| 6.001 - 6.500 | 146 | 32,952,590.97 | 17.35 | 40.00 | 6.335 | 656 | 73.47 | 351 | 349 | 2 |
| 6.501 - 7.000 | 177 | 33,044,401.37 | 17.39 | 39.82 | 6.821 | 646 | 76.28 | 349 | 347 | 2 |
| 7.001 - 7.500 | 159 | 25,599,571.11 | 13.48 | 40.15 | 7.319 | 615 | 74.81 | 351 | 349 | 2 |
| 7.501 - 8.000 | 153 | 20,152,101.07 | 10.61 | 38.91 | 7.790 | 619 | 77.22 | 344 | 343 | 2 |
| 8.001 - 8.500 | 111 | 12,491,502.03 | 6.58 | 38.06 | 8.282 | 602 | 77.22 | 342 | 340 | 2 |
| 8.501 - 9.000 | 157 | 16,000,919.48 | 8.42 | 39.38 | 8.798 | 595 | 78.91 | 342 | 340 | 2 |
| 9.001 - 9.500 | 102 | 9,465,842.10 | 4.98 | 38.14 | 9.294 | 586 | 80.94 | 339 | 337 | 2 |
| 9.501 - 10.000 | 85 | 7,379,653.91 | 3.88 | 40.49 | 9.788 | 583 | 78.38 | 341 | 339 | 3 |
| 10.001 - 10.500 | 53 | 4,062,921.45 | 2.14 | 41.30 | 10.285 | 566 | 78.93 | 344 | 343 | 2 |
| 10.501 - 11.000 | 32 | 3,229,699.17 | 1.70 | 41.89 | 10.779 | 553 | 79.01 | 341 | 339 | 2 |
| 11.001 - 11.500 | 21 | 1,460,210.80 | 0.77 | 34.85 | 11.325 | 563 | 75.83 | 360 | 358 | 2 |
| 11.501 - 12.000 | 18 | 1,225,949.86 | 0.65 | 44.01 | 11.817 | 572 | 79.04 | 314 | 312 | 2 |
| 12.001 - 12.500 | 4 | 219,844.67 | 0.12 | 43.71 | 12.330 | 528 | 60.40 | 330 | 326 | 4 |
| 12.501 - 13.000 | 2 | 149,765.52 | 0.08 | 46.60 | 12.700 | 551 | 73.81 | 304 | 302 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

W.A.: 7.517%
Lowest: 5.250%
Highest: 12.700%



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

2. Combined Original LTV

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 3 | $175,878.36 | 0.09% | 38.56% | 10.044% | 533 | 11.67% | 360 | 358 | 2 |
| 15.01 - 20.00 | 3 | 334,583.15 | 0.18 | 28.20 | 7.486 | 613 | 18.35 | 360 | 358 | 2 |
| 20.01 - 25.00 | 2 | 200,130.89 | 0.11 | 38.97 | 8.354 | 576 | 24.22 | 306 | 303 | 3 |
| 25.01 - 30.00 | 4 | 369,875.84 | 0.19 | 48.82 | 7.255 | 611 | 28.64 | 336 | 334 | 2 |
| 30.01 - 35.00 | 12 | 1,074,700.59 | 0.57 | 42.02 | 7.605 | 606 | 32.89 | 306 | 304 | 2 |
| 35.01 - 40.00 | 17 | 1,920,124.28 | 1.01 | 37.07 | 7.012 | 632 | 38.11 | 344 | 342 | 2 |
| 40.01 - 45.00 | 16 | 2,202,409.15 | 1.16 | 36.81 | 7.278 | 619 | 42.45 | 337 | 335 | 2 |
| 45.01 - 50.00 | 31 | 4,566,805.21 | 2.40 | 36.53 | 7.051 | 617 | 48.02 | 342 | 341 | 1 |
| 50.01 - 55.00 | 41 | 5,945,985.17 | 3.13 | 38.98 | 7.220 | 615 | 52.58 | 351 | 349 | 2 |
| 55.01 - 60.00 | 51 | 6,338,470.56 | 3.34 | 37.66 | 7.359 | 623 | 57.89 | 349 | 347 | 1 |
| 60.01 - 65.00 | 95 | 15,796,090.75 | 8.31 | 39.18 | 7.056 | 613 | 63.55 | 345 | 343 | 2 |
| 65.01 - 70.00 | 112 | 17,916,955.26 | 9.43 | 39.75 | 7.422 | 600 | 68.84 | 347 | 345 | 2 |
| 70.01 - 75.00 | 146 | 23,915,451.33 | 12.59 | 39.53 | 7.323 | 616 | 73.96 | 348 | 346 | 2 |
| 75.01 - 80.00 | 392 | 54,183,342.26 | 28.52 | 38.71 | 7.574 | 629 | 79.49 | 347 | 345 | 2 |
| 80.01 - 85.00 | 128 | 18,738,297.98 | 9.86 | 41.90 | 7.685 | 628 | 84.39 | 345 | 344 | 2 |
| 85.01 - 90.00 | 106 | 16,192,130.30 | 8.52 | 41.68 | 7.728 | 647 | 89.60 | 353 | 351 | 2 |
| 90.01 - 95.00 | 115 | 15,990,758.96 | 8.42 | 38.28 | 7.808 | 645 | 94.63 | 350 | 348 | 2 |
| 95.01 - 100.00 | 39 | 4,109,972.54 | 2.16 | 44.71 | 8.761 | 686 | 99.67 | 356 | 354 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

W.A.: 75.76%
Lowest: 10.19%
Highest: 100.00%



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 37 | $1,846,978.46 | 0.97% | 32.26% | 9.040% | 599 | 59.51% | 284 | 283 | 1 |
| 50,000.01 - 75,000.00 | 297 | 18,193,502.35 | 9.58 | 37.45 | 9.142 | 598 | 78.39 | 325 | 323 | 2 |
| 75,000.01 - 100,000.00 | 246 | 21,505,869.97 | 11.32 | 37.94 | 8.476 | 609 | 76.55 | 345 | 343 | 2 |
| 100,000.01 - 125,000.00 | 154 | 17,396,021.70 | 9.16 | 40.13 | 8.150 | 619 | 76.99 | 347 | 345 | 2 |
| 125,000.01 - 150,000.00 | 148 | 20,334,901.08 | 10.70 | 37.65 | 7.526 | 613 | 71.74 | 342 | 340 | 2 |
| 150,000.01 - 175,000.00 | 89 | 14,409,891.87 | 7.59 | 37.31 | 7.170 | 632 | 74.15 | 341 | 339 | 2 |
| 175,000.01 - 200,000.00 | 71 | 13,412,311.90 | 7.06 | 39.65 | 6.991 | 628 | 71.34 | 349 | 347 | 2 |
| 200,000.01 - 225,000.00 | 54 | 11,482,810.23 | 6.04 | 38.61 | 7.164 | 615 | 74.87 | 357 | 355 | 2 |
| 225,000.01 - 250,000.00 | 51 | 12,134,420.91 | 6.39 | 38.74 | 7.041 | 632 | 74.22 | 354 | 353 | 2 |
| 250,000.01 - 275,000.00 | 39 | 10,234,930.03 | 5.39 | 40.79 | 6.923 | 627 | 76.22 | 355 | 354 | 2 |
| 275,000.01 - 300,000.00 | 32 | 9,243,951.04 | 4.87 | 43.28 | 6.823 | 641 | 77.53 | 355 | 353 | 1 |
| 300,000.01 - 325,000.00 | 15 | 4,651,371.27 | 2.45 | 38.19 | 6.903 | 646 | 78.09 | 340 | 338 | 2 |
| 325,000.01 - 350,000.00 | 12 | 4,070,563.64 | 2.14 | 41.59 | 6.793 | 623 | 79.13 | 360 | 359 | 1 |
| 350,000.01 - 375,000.00 | 18 | 6,547,218.95 | 3.45 | 43.87 | 6.841 | 656 | 77.15 | 360 | 359 | 1 |
| 375,000.01 - 400,000.00 | 9 | 3,514,349.39 | 1.85 | 44.79 | 7.180 | 654 | 78.89 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 11 | 4,565,042.62 | 2.40 | 47.22 | 6.753 | 641 | 77.13 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 4 | 1,760,689.78 | 0.93 | 36.95 | 6.536 | 662 | 86.49 | 360 | 359 | 1 |
| 450,000.01 - 475,000.00 | 4 | 1,868,887.95 | 0.98 | 43.31 | 6.425 | 690 | 87.58 | 360 | 359 | 1 |
| 475,000.01 - 500,000.00 | 6 | 2,937,117.71 | 1.55 | 44.01 | 6.315 | 650 | 79.29 | 360 | 358 | 2 |
| 500,000.01 - 525,000.00 | 2 | 1,022,110.00 | 0.54 | 42.39 | 7.352 | 630 | 86.75 | 360 | 359 | 1 |
| 525,000.01 - 550,000.00 | 5 | 2,688,517.93 | 1.42 | 47.96 | 7.582 | 604 | 79.24 | 360 | 358 | 2 |
| 550,000.01 - 575,000.00 | 1 | 559,000.00 | 0.29 | 50.30 | 6.400 | 747 | 88.73 | 360 | 359 | 1 |
| 575,000.01 - 600,000.00 | 3 | 1,780,963.80 | 0.94 | 29.74 | 6.182 | 674 | 69.10 | 360 | 358 | 2 |
| 600,000.01 - 625,000.00 | 1 | 619,536.48 | 0.33 | 31.49 | 6.150 | 740 | 80.00 | 360 | 354 | 6 |
| 625,000.01 - 650,000.00 | 1 | 636,815.44 | 0.34 | 0.00 | 6.750 | 728 | 65.00 | 360 | 355 | 5 |
| 725,000.01 - 750,000.00 | 1 | 747,131.16 | 0.39 | 42.59 | 6.250 | 716 | 75.00 | 360 | 356 | 4 |
| 775,000.01 - 800,000.00 | 1 | 794,556.92 | 0.42 | 48.09 | 6.500 | 680 | 80.00 | 360 | 358 | 2 |
| over 1,000,000.01 | 1 | 1,012,500.00 | 0.53 | 35.33 | 6.000 | 601 | 75.00 | 360 | 356 | 4 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

Average: $144,685.42
Lowest: $49,707.50
Highest: $1,012,500.00

# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**4. Original Term to Maturity**

| Original Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 120 | 9 | $560,370.78 | 0.29% | 34.70% | 8.606% | 586 | 69.27% | 120 | 119 | 1 |
| 180 | 88 | 8,559,495.92 | 4.51 | 35.28 | 7.866 | 622 | 73.60 | 180 | 178 | 2 |
| 240 | 64 | 6,169,432.13 | 3.25 | 37.46 | 8.084 | 612 | 73.31 | 240 | 238 | 2 |
| 360 | 1,152 | 174,682,663.75 | 91.95 | 39.81 | 7.476 | 627 | 75.97 | 360 | 358 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**5. Remaining Term to Maturity**

| Remaining Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 116 - 120 | 9 | $560,370.78 | 0.29% | 34.70% | 8.606% | 586 | 69.27% | 120 | 119 | 1 |
| 171 - 175 | 7 | 517,793.31 | 0.27 | 30.51 | 8.492 | 567 | 69.45 | 180 | 175 | 5 |
| 176 - 180 | 81 | 8,041,702.61 | 4.23 | 35.59 | 7.826 | 625 | 73.87 | 180 | 178 | 2 |
| 231 - 235 | 9 | 679,012.14 | 0.36 | 36.85 | 8.755 | 591 | 65.66 | 240 | 234 | 6 |
| 236 - 240 | 55 | 5,490,419.99 | 2.89 | 37.54 | 8.001 | 614 | 74.26 | 240 | 238 | 2 |
| 346 - 350 | 2 | 210,559.07 | 0.11 | 40.23 | 8.553 | 619 | 83.49 | 360 | 349 | 11 |
| 351 - 355 | 107 | 14,559,872.04 | 7.66 | 40.27 | 7.580 | 634 | 78.70 | 360 | 355 | 5 |
| 356 - 360 | 1,043 | 159,912,232.64 | 84.18 | 39.77 | 7.466 | 626 | 75.72 | 360 | 359 | 1 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

W.A.: 345.5 months
Lowest: 119 months
Highest: 360 months



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**6. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 801 - 850 | 2 | $261,897.46 | 0.14% | 35.83% | 7.305% | 809 | 55.68% | 360 | 359 | 1 |
| 751 - 800 | 18 | 3,874,309.36 | 2.04 | 38.15 | 6.303 | 766 | 81.53 | 342 | 341 | 1 |
| 701 - 750 | 88 | 17,574,050.77 | 9.25 | 40.25 | 6.874 | 721 | 83.25 | 357 | 355 | 2 |
| 651 - 700 | 241 | 39,398,571.82 | 20.74 | 40.45 | 6.928 | 672 | 77.32 | 345 | 343 | 2 |
| 601 - 650 | 440 | 65,323,841.68 | 34.39 | 38.68 | 7.263 | 626 | 74.89 | 348 | 346 | 2 |
| 551 - 600 | 313 | 39,650,622.36 | 20.87 | 39.71 | 8.026 | 580 | 74.11 | 348 | 346 | 2 |
| 501 - 550 | 199 | 22,741,872.40 | 11.97 | 39.95 | 9.003 | 528 | 72.16 | 341 | 339 | 2 |
| 451 - 500 | 2 | 277,995.11 | 0.15 | 40.21 | 9.616 | 500 | 74.82 | 360 | 357 | 3 |
| = 0 | 10 | 868,801.62 | 0.46 | 33.14 | 8.945 | 0 | 69.53 | 360 | 358 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

W.A.: 626
Lowest: 500
Highest: 813

**7. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 86 | $10,957,494.93 | 5.77% | 38.24% | 8.320% | 558 | 73.00% | 336 | 334 | 2 |
| AA | 214 | 26,915,192.19 | 14.17 | 37.85 | 7.834 | 603 | 75.70 | 344 | 341 | 3 |
| AA+ | 879 | 135,429,197.82 | 71.29 | 39.84 | 7.220 | 641 | 76.62 | 349 | 348 | 2 |
| B | 73 | 8,822,642.00 | 4.64 | 42.12 | 8.904 | 564 | 69.78 | 341 | 338 | 2 |
| C | 32 | 3,735,229.03 | 1.97 | 40.68 | 9.538 | 562 | 67.53 | 348 | 346 | 2 |
| CC | 11 | 1,183,413.87 | 0.62 | 33.75 | 9.896 | 583 | 61.77 | 360 | 358 | 2 |
| NG | 18 | 2,928,792.74 | 1.54 | 37.96 | 7.631 | 631 | 81.10 | 350 | 345 | 5 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**8. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 1,043 | $144,812,090.55 | 76.23% | 39.17% | 7.544% | 621 | 75.53% | 346 | 344 | 2 |
| 2-4 Family | 110 | 22,173,737.69 | 11.67 | 41.67 | 7.273 | 648 | 74.56 | 353 | 351 | 2 |
| PUD | 83 | 13,695,150.47 | 7.21 | 39.35 | 7.474 | 627 | 77.80 | 356 | 355 | 1 |
| MF Housing | 44 | 4,674,580.34 | 2.46 | 37.19 | 7.731 | 639 | 79.60 | 343 | 340 | 2 |
| Low Rise Condo | 30 | 4,302,627.96 | 2.26 | 43.07 | 7.669 | 639 | 79.31 | 346 | 344 | 2 |
| High Rise Condo | 3 | 313,775.57 | 0.17 | 47.73 | 8.857 | 647 | 70.51 | 360 | 358 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 1,216 | $177,608,792.93 | 93.49% | 39.61% | 7.481% | 625 | 75.79% | 347 | 346 | 2 |
| Non-Owner Occupied | 88 | 10,809,111.40 | 5.69 | 37.83 | 8.045 | 650 | 75.54 | 345 | 343 | 2 |
| Second Home | 9 | 1,554,058.25 | 0.82 | 40.51 | 7.927 | 605 | 73.93 | 345 | 342 | 3 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**10. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 915 | $121,648,829.21 | 64.04% | 39.50% | 7.600% | 616 | 76.41% | 347 | 345 | 2 |
| Stated Income Documentation | 380 | 65,301,663.91 | 34.37 | 39.54 | 7.369 | 641 | 74.63 | 347 | 346 | 2 |
| No Doc | 11 | 2,101,723.59 | 1.11 | 0.00 | 6.843 | 696 | 73.35 | 340 | 337 | 3 |
| Lite Documentation | 7 | 919,745.87 | 0.48 | 39.36 | 8.572 | 624 | 75.65 | 360 | 357 | 3 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**11. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 988 | $143,944,512.62 | 75.77% | 39.54% | 7.486% | 620 | 73.89% | 345 | 343 | 2 |
| Purchase | 233 | 32,111,331.19 | 16.90 | 38.54 | 7.744 | 654 | 83.03 | 359 | 357 | 2 |
| R/T Refi | 92 | 13,916,118.77 | 7.33 | 41.48 | 7.314 | 619 | 78.32 | 345 | 342 | 3 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**12. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 30 Year Fixed | 1,101 | $164,817,053.57 | 86.76% | 39.70% | 7.484% | 627 | 76.01% | 360 | 358 | 2 |
| 15 Year Fixed | 86 | 8,451,771.99 | 4.45 | 35.23 | 7.831 | 623 | 73.52 | 180 | 178 | 2 |
| 30 Year Fixed with 5yr IO | 18 | 6,225,871.67 | 3.28 | 42.80 | 6.400 | 643 | 78.68 | 360 | 358 | 2 |
| 20 Year Fixed | 64 | 6,169,432.13 | 3.25 | 37.46 | 8.084 | 612 | 73.31 | 240 | 238 | 2 |
| 30 Year Fixed Rate Reduction | 33 | 3,639,738.51 | 1.92 | 39.26 | 8.953 | 567 | 69.65 | 360 | 357 | 3 |
| 10 Year Fixed | 9 | 560,370.78 | 0.29 | 34.70 | 8.606 | 586 | 69.27 | 120 | 119 | 1 |
| 15 Year Fixed Rate Reduction | 2 | 107,723.93 | 0.06 | 38.53 | 10.606 | 533 | 80.04 | 180 | 178 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**13. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| non-IO | 1,295 | $183,746,090.91 | 96.72% | 39.40% | 7.555% | 625 | 75.66% | 347 | 345 | 2 |
| IO | 18 | 6,225,871.67 | 3.28 | 42.80 | 6.400 | 643 | 78.68 | 360 | 358 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**14. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| no-MI | 358 | $45,582,102.09 | 23.99% | 41.73% | 7.912% | 609 | 65.04% | 345 | 343 | 2 |
| MI | 955 | 144,389,860.49 | 76.01 | 38.81 | 7.392 | 631 | 79.15 | 348 | 346 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**15. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 1,313 | $189,971,962.58 | 100.00% | 39.52% | 7.517% | 626 | 75.76% | 347 | 345 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**16. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1,217 | $182,488,567.78 | 96.06% | 39.39% | 7.410% | 626 | 75.55% | 348 | 346 | 2 |
| 2 | 96 | 7,483,394.80 | 3.94 | 42.46 | 10.118 | 620 | 81.01 | 327 | 325 | 3 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**17. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 405 | $49,457,180.88 | 26.03% | 37.81% | 7.893% | 611 | 74.87% | 340 | 337 | 2 |
| 12 | 209 | 42,997,581.76 | 22.63 | 40.54 | 7.000 | 636 | 73.87 | 352 | 350 | 1 |
| 24 | 38 | 4,479,452.48 | 2.36 | 39.68 | 8.433 | 635 | 87.00 | 344 | 342 | 2 |
| 30 | 1 | 252,342.25 | 0.13 | 35.51 | 8.350 | 597 | 91.82 | 360 | 359 | 1 |
| 36 | 660 | 92,785,405.21 | 48.84 | 39.96 | 7.510 | 628 | 76.52 | 349 | 348 | 2 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**Banc of America Securities**



# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

**18. Geographic Distribution**

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| New York | 203 | $39,785,598.02 | 20.94% | 40.66% | 7.121% | 633 | 73.85% | 351 | 350 | 1 |
| California | 146 | 29,560,722.18 | 15.56 | 41.45 | 7.075 | 641 | 73.15 | 349 | 347 | 2 |
| Texas | 209 | 23,053,775.08 | 12.14 | 37.97 | 8.086 | 606 | 77.71 | 335 | 332 | 2 |
| Massachusetts | 52 | 10,705,895.51 | 5.64 | 40.72 | 6.973 | 643 | 71.64 | 358 | 357 | 1 |
| Florida | 83 | 9,664,568.44 | 5.09 | 37.88 | 7.873 | 610 | 76.35 | 351 | 350 | 2 |
| New Jersey | 49 | 7,937,329.88 | 4.18 | 37.24 | 7.434 | 621 | 69.12 | 341 | 339 | 2 |
| Rhode Island | 26 | 5,383,659.11 | 2.83 | 40.33 | 6.578 | 649 | 74.45 | 344 | 343 | 2 |
| Michigan | 56 | 5,374,131.80 | 2.83 | 39.26 | 8.284 | 608 | 79.38 | 354 | 353 | 1 |
| Georgia | 36 | 5,204,133.45 | 2.74 | 38.89 | 7.706 | 627 | 81.87 | 353 | 350 | 3 |
| Pennsylvania | 48 | 5,045,416.18 | 2.66 | 38.78 | 7.712 | 622 | 84.49 | 352 | 350 | 2 |
| Connecticut | 27 | 4,803,351.80 | 2.53 | 43.12 | 7.044 | 627 | 74.14 | 351 | 349 | 2 |
| New Hampshire | 24 | 3,828,535.42 | 2.02 | 41.67 | 7.332 | 634 | 71.98 | 350 | 347 | 2 |
| Virginia | 30 | 3,726,851.38 | 1.96 | 33.51 | 7.644 | 618 | 72.82 | 351 | 349 | 1 |
| Ohio | 28 | 2,967,623.02 | 1.56 | 37.37 | 8.149 | 632 | 80.67 | 350 | 348 | 2 |
| Tennessee | 35 | 2,758,931.97 | 1.45 | 36.15 | 8.795 | 612 | 81.95 | 329 | 327 | 2 |
| South Carolina | 27 | 2,463,306.78 | 1.30 | 36.02 | 8.099 | 614 | 80.34 | 357 | 354 | 3 |
| Maryland | 14 | 2,406,347.56 | 1.27 | 42.71 | 8.977 | 588 | 78.23 | 357 | 355 | 1 |
| Illinois | 23 | 2,404,681.96 | 1.27 | 42.66 | 8.551 | 585 | 74.88 | 346 | 344 | 2 |
| North Carolina | 22 | 2,264,535.13 | 1.19 | 30.23 | 7.976 | 627 | 81.01 | 313 | 311 | 2 |
| Arizona | 14 | 1,902,553.95 | 1.00 | 40.39 | 7.658 | 650 | 75.19 | 347 | 346 | 2 |
| Washington | 13 | 1,867,508.54 | 0.98 | 34.81 | 7.662 | 644 | 82.75 | 360 | 359 | 1 |
| Colorado | 15 | 1,693,936.83 | 0.89 | 37.41 | 7.409 | 642 | 88.42 | 360 | 359 | 1 |
| Nevada | 11 | 1,624,587.31 | 0.86 | 41.94 | 6.913 | 644 | 67.98 | 360 | 359 | 1 |
| Maine | 14 | 1,599,938.87 | 0.84 | 36.95 | 7.418 | 614 | 77.74 | 349 | 347 | 2 |
| Minnesota | 9 | 1,255,231.78 | 0.66 | 30.71 | 7.990 | 575 | 78.78 | 360 | 358 | 2 |
| Louisiana | 15 | 1,142,491.44 | 0.60 | 39.21 | 8.893 | 574 | 84.02 | 328 | 326 | 2 |
| Alabama | 10 | 984,813.03 | 0.52 | 38.67 | 8.637 | 591 | 86.99 | 299 | 297 | 2 |
| Oklahoma | 5 | 977,967.66 | 0.51 | 53.64 | 7.276 | 615 | 82.96 | 351 | 350 | 1 |
| Oregon | 6 | 876,814.86 | 0.46 | 36.02 | 7.786 | 649 | 78.46 | 360 | 358 | 2 |
| Indiana | 9 | 785,958.85 | 0.41 | 37.65 | 9.241 | 566 | 83.55 | 349 | 347 | 2 |
| Kentucky | 9 | 760,969.22 | 0.40 | 39.64 | 8.409 | 605 | 80.90 | 347 | 344 | 3 |
| Idaho | 5 | 634,494.56 | 0.33 | 41.91 | 7.076 | 648 | 83.96 | 360 | 357 | 3 |
| Arkansas | 5 | 624,333.27 | 0.33 | 46.24 | 7.425 | 643 | 92.04 | 360 | 358 | 2 |
| Wisconsin | 6 | 612,593.56 | 0.32 | 42.00 | 7.761 | 655 | 78.14 | 360 | 359 | 1 |
| Delaware | 5 | 542,095.51 | 0.29 | 35.10 | 8.115 | 628 | 73.85 | 294 | 292 | 2 |
| Utah | 3 | 506,264.08 | 0.27 | 40.62 | 7.387 | 645 | 77.61 | 228 | 224 | 4 |
| Missouri | 4 | 467,708.65 | 0.25 | 36.93 | 8.631 | 574 | 76.94 | 360 | 358 | 2 |
| Vermont | 3 | 373,237.28 | 0.20 | 36.30 | 8.001 | 619 | 77.89 | 360 | 359 | 1 |
| Nebraska | 4 | 353,127.57 | 0.19 | 27.28 | 8.430 | 632 | 84.99 | 360 | 359 | 1 |
| Montana | 2 | 274,442.14 | 0.14 | 24.54 | 8.921 | 578 | 62.60 | 360 | 357 | 3 |
| Hawaii | 2 | 268,631.20 | 0.14 | 55.64 | 7.272 | 589 | 72.41 | 307 | 303 | 4 |
| Mississippi | 3 | 237,283.29 | 0.12 | 39.38 | 8.676 | 606 | 82.36 | 235 | 234 | 1 |
| Iowa | 2 | 182,393.81 | 0.10 | 35.58 | 8.121 | 660 | 73.86 | 254 | 253 | 1 |
| Wyoming | 1 | 83,190.65 | 0.04 | 21.78 | 7.700 | 571 | 75.00 | 360 | 359 | 1 |
| **Total:** | **1,313** | **$189,971,962.58** | **100.00%** | **39.52%** | **7.517%** | **626** | **75.76%** | **347** | **345** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# Fixed Rate Mortgages

Banc of America Securities LLC
Jan 4, 2005 11:34

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 15 | $4,151,731.93 | 3.64% | 41.61% | 4.955% | 668 | 75.80% | 360 | 358 | 2 |
| 5.001 - 5.500 | 38 | 12,418,672.48 | 10.89 | 41.11 | 5.326 | 664 | 77.68 | 360 | 358 | 2 |
| 5.501 - 6.000 | 91 | 25,356,777.05 | 22.24 | 40.79 | 5.818 | 643 | 80.41 | 360 | 358 | 2 |
| 6.001 - 6.500 | 99 | 31,595,837.47 | 27.71 | 40.17 | 6.295 | 641 | 80.67 | 360 | 358 | 2 |
| 6.501 - 7.000 | 84 | 23,391,621.98 | 20.51 | 41.76 | 6.793 | 641 | 85.48 | 360 | 358 | 2 |
| 7.001 - 7.500 | 31 | 8,025,555.21 | 7.04 | 40.61 | 7.290 | 620 | 84.81 | 360 | 358 | 2 |
| 7.501 - 8.000 | 19 | 6,130,200.02 | 5.38 | 42.00 | 7.753 | 605 | 87.48 | 360 | 358 | 2 |
| 8.001 - 8.500 | 4 | 1,223,900.00 | 1.07 | 40.77 | 8.100 | 599 | 88.51 | 360 | 356 | 4 |
| 8.501 - 9.000 | 6 | 1,629,435.00 | 1.43 | 40.44 | 8.846 | 596 | 90.91 | 360 | 357 | 3 |
| 9.001 - 9.500 | 1 | 100,000.00 | 0.09 | 23.29 | 9.250 | 611 | 95.24 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

W.A.: 6.344%
Lowest: 4.890%
Highest: 9.250%



# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**2. Combined Original LTV**

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.01 - 45.00 | 2 | $334,748.99 | 0.29% | 33.52% | 5.600% | 594 | 42.68% | 360 | 355 | 5 |
| 45.01 - 50.00 | 1 | 194,000.00 | 0.17 | 35.67 | 6.150 | 625 | 47.90 | 360 | 355 | 5 |
| 50.01 - 55.00 | 3 | 690,000.00 | 0.61 | 31.98 | 6.415 | 587 | 52.46 | 360 | 358 | 2 |
| 55.01 - 60.00 | 2 | 797,500.00 | 0.70 | 50.67 | 5.134 | 596 | 58.45 | 360 | 358 | 2 |
| 60.01 - 65.00 | 11 | 3,238,620.02 | 2.84 | 38.30 | 5.967 | 631 | 64.19 | 360 | 357 | 3 |
| 65.01 - 70.00 | 20 | 7,438,559.94 | 6.52 | 34.40 | 5.971 | 637 | 69.38 | 360 | 359 | 1 |
| 70.01 - 75.00 | 32 | 11,502,936.95 | 10.09 | 40.30 | 5.946 | 627 | 74.02 | 360 | 358 | 2 |
| 75.01 - 80.00 | 174 | 45,448,739.45 | 39.86 | 41.55 | 6.235 | 647 | 79.71 | 360 | 358 | 2 |
| 80.01 - 85.00 | 26 | 7,840,960.00 | 6.88 | 40.78 | 6.439 | 615 | 84.15 | 360 | 358 | 2 |
| 85.01 - 90.00 | 43 | 14,583,120.01 | 12.79 | 42.93 | 6.771 | 634 | 89.65 | 360 | 358 | 2 |
| 90.01 - 95.00 | 73 | 21,854,545.78 | 19.17 | 41.46 | 6.683 | 653 | 94.63 | 360 | 358 | 2 |
| 95.01 - 100.00 | 1 | 100,000.00 | 0.09 | 23.29 | 9.250 | 611 | 95.24 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

W.A.: 82.00%
Lowest: 42.67%
Highest: 95.24%

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

3. Principal Balance

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 50,000.01 - 75,000.00 | 3 | $203,600.00 | 0.18% | 45.29% | 6.748% | 641 | 80.00% | 360 | 360 | 0 |
| 75,000.01 - 100,000.00 | 11 | 1,007,441.00 | 0.88 | 31.01 | 7.242 | 628 | 83.58 | 360 | 359 | 1 |
| 100,000.01 - 125,000.00 | 17 | 1,907,318.67 | 1.67 | 37.92 | 6.697 | 636 | 82.95 | 360 | 358 | 2 |
| 125,000.01 - 150,000.00 | 26 | 3,555,675.00 | 3.12 | 37.84 | 6.786 | 634 | 83.46 | 360 | 359 | 1 |
| 150,000.01 - 175,000.00 | 34 | 5,503,066.86 | 4.83 | 38.39 | 6.071 | 646 | 78.75 | 360 | 358 | 2 |
| 175,000.01 - 200,000.00 | 32 | 5,992,841.00 | 5.26 | 44.22 | 6.338 | 630 | 81.05 | 360 | 358 | 2 |
| 200,000.01 - 225,000.00 | 30 | 6,343,587.59 | 5.56 | 39.38 | 6.309 | 643 | 80.94 | 360 | 358 | 2 |
| 225,000.01 - 250,000.00 | 30 | 7,082,394.21 | 6.21 | 41.45 | 6.227 | 641 | 81.41 | 360 | 358 | 2 |
| 250,000.01 - 275,000.00 | 18 | 4,735,560.00 | 4.15 | 43.91 | 6.317 | 638 | 81.56 | 360 | 358 | 2 |
| 275,000.01 - 300,000.00 | 24 | 6,970,919.85 | 6.11 | 42.57 | 6.365 | 647 | 81.23 | 360 | 358 | 2 |
| 300,000.01 - 325,000.00 | 33 | 10,319,076.76 | 9.05 | 38.57 | 6.096 | 643 | 79.83 | 360 | 358 | 2 |
| 325,000.01 - 350,000.00 | 22 | 7,474,401.09 | 6.56 | 39.42 | 6.138 | 639 | 82.85 | 360 | 358 | 2 |
| 350,000.01 - 375,000.00 | 19 | 6,921,695.01 | 6.07 | 42.78 | 6.444 | 650 | 84.86 | 360 | 358 | 2 |
| 375,000.01 - 400,000.00 | 13 | 4,998,050.02 | 4.38 | 46.03 | 6.221 | 651 | 84.33 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 13 | 5,384,195.65 | 4.72 | 39.30 | 6.307 | 646 | 85.50 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 7 | 3,068,406.76 | 2.69 | 46.57 | 6.058 | 642 | 83.30 | 360 | 358 | 2 |
| 450,000.01 - 475,000.00 | 9 | 4,116,250.00 | 3.61 | 39.13 | 6.381 | 660 | 90.49 | 360 | 358 | 2 |
| 475,000.01 - 500,000.00 | 12 | 5,892,000.00 | 5.17 | 44.24 | 6.213 | 661 | 79.17 | 360 | 357 | 3 |
| 500,000.01 - 525,000.00 | 5 | 2,547,601.67 | 2.23 | 44.00 | 6.878 | 620 | 86.94 | 360 | 358 | 2 |
| 525,000.01 - 550,000.00 | 5 | 2,698,000.00 | 2.37 | 44.42 | 6.887 | 617 | 84.78 | 360 | 358 | 2 |
| 550,000.01 - 575,000.00 | 5 | 2,809,250.00 | 2.46 | 41.73 | 6.228 | 654 | 80.61 | 360 | 357 | 3 |
| 575,000.01 - 600,000.00 | 6 | 3,544,400.00 | 3.11 | 40.78 | 6.195 | 648 | 85.01 | 360 | 358 | 2 |
| 650,000.01 - 675,000.00 | 1 | 665,100.00 | 0.58 | 39.36 | 8.050 | 592 | 90.00 | 360 | 356 | 4 |
| 675,000.01 - 700,000.00 | 3 | 2,063,000.00 | 1.81 | 39.74 | 6.770 | 612 | 80.93 | 360 | 359 | 1 |
| 700,000.01 - 725,000.00 | 2 | 1,415,000.00 | 1.24 | 44.96 | 7.049 | 619 | 87.45 | 360 | 357 | 3 |
| 725,000.01 - 750,000.00 | 3 | 2,227,400.00 | 1.95 | 37.98 | 6.447 | 594 | 76.56 | 360 | 358 | 2 |
| 750,000.01 - 775,000.00 | 1 | 770,000.00 | 0.68 | 35.64 | 6.500 | 629 | 70.00 | 360 | 359 | 1 |
| 800,000.01 - 825,000.00 | 1 | 810,000.00 | 0.71 | 45.62 | 6.550 | 623 | 77.14 | 360 | 359 | 1 |
| 925,000.01 - 950,000.00 | 1 | 935,000.00 | 0.82 | 31.28 | 6.250 | 607 | 64.84 | 360 | 356 | 4 |
| over 1,000,000.01 | 2 | 2,062,500.00 | 1.81 | 28.93 | 6.153 | 625 | 72.45 | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

Average: $293,875.60
Lowest: $65,200.00
Highest: $1,050,000.00



# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**4. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 751 - 800 | 6 | $1,885,074.12 | 1.65% | 37.09% | 5.711% | 764 | 86.05% | 360 | 358 | 2 |
| 701 - 750 | 23 | 7,492,700.00 | 6.57 | 38.06 | 6.231 | 719 | 85.16 | 360 | 358 | 2 |
| 651 - 700 | 113 | 31,607,515.38 | 27.72 | 41.85 | 6.129 | 675 | 83.58 | 360 | 358 | 2 |
| 601 - 650 | 184 | 53,819,207.08 | 47.20 | 40.58 | 6.334 | 626 | 81.21 | 360 | 358 | 2 |
| 551 - 600 | 58 | 17,012,082.89 | 14.92 | 41.90 | 6.702 | 587 | 79.23 | 360 | 358 | 2 |
| 501 - 550 | 4 | 2,207,151.67 | 1.94 | 40.63 | 7.799 | 530 | 85.50 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

W.A.: 640
Lowest: 514
Highest: 789

**5. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 2 | $1,050,000.00 | 0.92% | 32.17% | 6.321% | 633 | 72.69% | 360 | 358 | 2 |
| AA | 53 | 18,425,734.22 | 16.16 | 40.63 | 6.603 | 620 | 82.60 | 360 | 357 | 3 |
| AA+ | 327 | 92,001,430.16 | 80.69 | 41.15 | 6.266 | 646 | 81.74 | 360 | 358 | 2 |
| B | 2 | 1,113,500.00 | 0.98 | 42.68 | 8.210 | 582 | 91.67 | 360 | 359 | 1 |
| NG | 4 | 1,433,066.76 | 1.26 | 34.66 | 6.541 | 613 | 89.66 | 360 | 354 | 6 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**6. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 279 | $83,661,828.93 | 73.37% | 40.71% | 6.294% | 639 | 81.69% | 360 | 358 | 2 |
| PUD | 70 | 18,516,862.21 | 16.24 | 41.75 | 6.462 | 632 | 81.98 | 360 | 358 | 2 |
| Low Rise Condo | 23 | 6,226,790.00 | 5.46 | 37.56 | 6.511 | 662 | 81.48 | 360 | 358 | 2 |
| 2-4 Family | 14 | 4,615,250.00 | 4.05 | 44.44 | 6.293 | 665 | 86.84 | 360 | 359 | 1 |
| High Rise Condo | 2 | 1,003,000.00 | 0.88 | 47.19 | 7.478 | 628 | 88.78 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**7. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 385 | $113,009,976.14 | 99.11% | 40.88% | 6.337% | 640 | 81.90% | 360 | 358 | 2 |
| Second Home | 2 | 857,755.00 | 0.75 | 46.99 | 7.233 | 671 | 95.00 | 360 | 354 | 6 |
| Non-Owner Occupied | 1 | 156,000.00 | 0.14 | 27.76 | 6.300 | 679 | 80.00 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**8. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 274 | $77,966,304.96 | 68.38% | 41.38% | 6.366% | 630 | 82.29% | 360 | 358 | 2 |
| Stated Income Documentation | 112 | 35,417,426.18 | 31.06 | 39.89 | 6.298 | 661 | 81.28 | 360 | 359 | 1 |
| No Doc | 1 | 400,000.00 | 0.35 | 0.00 | 6.850 | 678 | 88.89 | 360 | 359 | 1 |
| Lite Documentation | 1 | 240,000.00 | 0.21 | 39.92 | 4.950 | 700 | 80.00 | 360 | 359 | 1 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**9. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 212 | $68,211,692.77 | 59.82% | 40.12% | 6.276% | 634 | 80.86% | 360 | 358 | 2 |
| Purchase | 163 | 42,110,341.17 | 36.93 | 42.07 | 6.428 | 652 | 83.22 | 360 | 358 | 2 |
| R/T Refi | 13 | 3,701,697.20 | 3.25 | 42.71 | 6.620 | 621 | 89.07 | 360 | 357 | 3 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**10. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 ARM with 5yr IO | 343 | $98,489,940.74 | 86.38% | 41.02% | 6.380% | 640 | 82.62% | 360 | 358 | 2 |
| 3/27 ARM with 5yr IO | 27 | 9,307,918.73 | 8.16 | 38.48 | 5.922 | 645 | 77.57 | 360 | 358 | 2 |
| 30 Year Fixed with 5yr IO | 18 | 6,225,871.67 | 5.46 | 42.80 | 6.400 | 643 | 78.68 | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**11. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| IO | 388 | $114,023,731.14 | 100.00% | 40.91% | 6.344% | 640 | 82.00% | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**12. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| no-MI | 159 | $47,703,886.86 | 41.84% | 43.64% | 6.634% | 611 | 83.20% | 360 | 358 | 2 |
| MI | 229 | 66,319,844.28 | 58.16 | 38.94 | 6.135 | 661 | 81.13 | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**13. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 388 | $114,023,731.14 | 100.00% | 40.91% | 6.344% | 640 | 82.00% | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**14. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 388 | $114,023,731.14 | 100.00% | 40.91% | 6.344% | 640 | 82.00% | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**15. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 43 | $13,400,508.23 | 11.75% | 38.04% | 6.390% | 647 | 82.52% | 360 | 358 | 2 |
| 12 | 12 | 3,611,500.00 | 3.17 | 42.16 | 6.108 | 652 | 81.66 | 360 | 358 | 2 |
| 24 | 296 | 85,699,382.51 | 75.16 | 41.17 | 6.376 | 638 | 82.42 | 360 | 358 | 2 |
| 36 | 37 | 11,312,340.40 | 9.92 | 42.01 | 6.122 | 646 | 78.29 | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |

**16. Geographic Distribution**

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| California | 184 | $66,702,455.43 | 58.50% | 41.39% | 6.266% | 640 | 81.83% | 360 | 358 | 2 |
| New York | 19 | 7,543,820.00 | 6.62 | 39.77 | 6.323 | 645 | 84.01 | 360 | 358 | 2 |
| Colorado | 21 | 4,880,662.72 | 4.28 | 37.75 | 6.103 | 638 | 79.70 | 360 | 358 | 2 |
| Massachusetts | 15 | 4,693,340.00 | 4.12 | 35.22 | 6.591 | 652 | 83.23 | 360 | 359 | 1 |
| Florida | 19 | 4,229,404.53 | 3.71 | 46.29 | 6.877 | 630 | 83.52 | 360 | 358 | 2 |
| Arizona | 19 | 3,206,568.14 | 2.81 | 39.79 | 6.541 | 635 | 81.26 | 360 | 359 | 1 |
| Nevada | 13 | 2,900,470.12 | 2.54 | 41.67 | 6.393 | 656 | 82.31 | 360 | 357 | 3 |
| Washington | 11 | 2,528,600.65 | 2.22 | 41.71 | 6.377 | 650 | 78.92 | 360 | 359 | 1 |
| Georgia | 11 | 2,383,229.09 | 2.09 | 37.90 | 6.622 | 624 | 79.26 | 360 | 357 | 3 |
| Virginia | 11 | 2,293,087.00 | 2.01 | 43.56 | 6.729 | 653 | 82.07 | 360 | 359 | 1 |
| Other | 65 | 12,662,093.46 | 11.10 | 40.70 | 6.396 | 634 | 82.84 | 360 | 358 | 2 |
| **Total:** | **388** | **$114,023,731.14** | **100.00%** | **40.91%** | **6.344%** | **640** | **82.00%** | **360** | **358** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**17. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 5 | $1,199,763.01 | 1.11% | 50.74% | 5.139% | 664 | 75.15% | 360 | 359 | 1 |
| 3.001 - 3.500 | 28 | 8,033,993.13 | 7.45 | 37.37 | 5.460 | 673 | 75.86 | 360 | 358 | 2 |
| 3.501 - 4.000 | 67 | 20,521,461.72 | 19.04 | 40.30 | 5.869 | 651 | 77.60 | 360 | 358 | 2 |
| 4.001 - 4.500 | 89 | 26,490,836.24 | 24.57 | 39.66 | 6.254 | 644 | 81.36 | 360 | 358 | 2 |
| 4.501 - 5.000 | 85 | 23,441,229.60 | 21.75 | 41.25 | 6.338 | 641 | 85.76 | 360 | 358 | 2 |
| 5.001 - 5.500 | 47 | 14,477,281.02 | 13.43 | 42.68 | 6.803 | 620 | 84.11 | 360 | 358 | 2 |
| 5.501 - 6.000 | 32 | 8,341,274.22 | 7.74 | 42.75 | 6.992 | 619 | 86.95 | 360 | 358 | 2 |
| 6.001 - 6.500 | 7 | 1,922,465.53 | 1.78 | 40.48 | 7.452 | 614 | 82.60 | 360 | 357 | 3 |
| 6.501 - 7.000 | 6 | 1,578,650.00 | 1.46 | 37.97 | 7.870 | 642 | 86.70 | 360 | 356 | 4 |
| 7.001 - 7.500 | 2 | 551,405.00 | 0.51 | 34.96 | 8.844 | 552 | 91.21 | 360 | 359 | 1 |
| 7.501 - 8.000 | 2 | 1,239,500.00 | 1.15 | 50.00 | 8.327 | 593 | 91.17 | 360 | 358 | 2 |
| **Total:** | **370** | **$107,797,859.47** | **100.00%** | **40.80%** | **6.340%** | **640** | **82.19%** | **360** | **358** | **2** |

W.A.: 4.564%
Lowest: 2.740%
Highest: 8.000%

**18. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 1 | $198,250.00 | 0.18% | 45.60% | 6.350% | 622 | 65.00% | 360 | 357 | 3 |
| 3.000 | 369 | 107,599,609.47 | 99.82 | 40.79 | 6.340 | 640 | 82.22 | 360 | 358 | 2 |
| **Total:** | **370** | **$107,797,859.47** | **100.00%** | **40.80%** | **6.340%** | **640** | **82.19%** | **360** | **358** | **2** |

W.A.: 2.996%
Lowest: 1.000%
Highest: 3.000%

# OOMLT 2005-1
# Marketing Pool
# Interest Only Mortgage Loans

**19. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 361 | $104,548,659.47 | 96.99% | 40.78% | 6.338% | 641 | 82.31% | 360 | 358 | 2 |
| 1.500 | 9 | 3,249,200.00 | 3.01 | 41.53 | 6.424 | 628 | 78.29 | 360 | 356 | 4 |
| **Total:** | **370** | **$107,797,859.47** | **100.00%** | **40.80%** | **6.340%** | **640** | **82.19%** | **360** | **358** | **2** |

W.A.: 1.015%
Lowest: 1.000%
Highest: 1.500%

**20. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.501 - 11.000 | 15 | $4,151,731.93 | 3.85% | 41.61% | 4.955% | 668 | 75.80% | 360 | 358 | 2 |
| 11.001 - 11.500 | 36 | 11,279,922.48 | 10.46 | 40.76 | 5.334 | 666 | 77.79 | 360 | 358 | 2 |
| 11.501 - 12.000 | 80 | 21,570,577.05 | 20.01 | 41.45 | 5.805 | 646 | 81.61 | 360 | 358 | 2 |
| 12.001 - 12.500 | 90 | 29,109,987.47 | 27.00 | 39.68 | 6.248 | 639 | 80.62 | 360 | 358 | 2 |
| 12.501 - 13.000 | 79 | 21,649,721.98 | 20.08 | 40.73 | 6.716 | 640 | 85.53 | 360 | 358 | 2 |
| 13.001 - 13.500 | 28 | 6,898,188.01 | 6.40 | 39.87 | 7.129 | 629 | 84.11 | 360 | 358 | 2 |
| 13.501 - 14.000 | 24 | 8,026,200.02 | 7.45 | 43.62 | 7.449 | 610 | 84.61 | 360 | 358 | 2 |
| 14.001 - 14.500 | 9 | 2,819,595.53 | 2.62 | 42.56 | 7.645 | 607 | 84.80 | 360 | 357 | 3 |
| 14.501 - 15.000 | 8 | 2,191,935.00 | 2.03 | 39.64 | 8.578 | 600 | 91.45 | 360 | 357 | 3 |
| 15.001 - 15.500 | 1 | 100,000.00 | 0.09 | 23.29 | 9.250 | 611 | 95.24 | 360 | 359 | 1 |
| **Total:** | **370** | **$107,797,859.47** | **100.00%** | **40.80%** | **6.340%** | **640** | **82.19%** | **360** | **358** | **2** |

W.A.: 12.421%
Lowest: 10.890%
Highest: 15.250%



# OOMLT 2005-1
## Marketing Pool
## Interest Only Mortgage Loans

21. Minimum Rate

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 15 | $4,151,731.93 | 3.85% | 41.61% | 4.955% | 668 | 75.80% | 360 | 358 | 2 |
| 5.001 - 5.500 | 38 | 12,418,672.48 | 11.52 | 41.11 | 5.326 | 664 | 77.68 | 360 | 358 | 2 |
| 5.501 - 6.000 | 86 | 23,255,777.05 | 21.57 | 41.25 | 5.804 | 644 | 81.20 | 360 | 358 | 2 |
| 6.001 - 6.500 | 92 | 29,235,487.47 | 27.12 | 39.52 | 6.295 | 638 | 80.47 | 360 | 358 | 2 |
| 6.501 - 7.000 | 80 | 22,423,021.98 | 20.80 | 41.51 | 6.791 | 640 | 85.58 | 360 | 358 | 2 |
| 7.001 - 7.500 | 29 | 7,229,633.54 | 6.71 | 40.68 | 7.289 | 625 | 85.47 | 360 | 358 | 2 |
| 7.501 - 8.000 | 19 | 6,130,200.02 | 5.69 | 42.00 | 7.753 | 605 | 87.48 | 360 | 358 | 2 |
| 8.001 - 8.500 | 4 | 1,223,900.00 | 1.14 | 40.77 | 8.100 | 599 | 88.51 | 360 | 356 | 4 |
| 8.501 - 9.000 | 6 | 1,629,435.00 | 1.51 | 40.44 | 8.846 | 596 | 90.91 | 360 | 357 | 3 |
| 9.001 - 9.500 | 1 | 100,000.00 | 0.09 | 23.29 | 9.250 | 611 | 95.24 | 360 | 359 | 1 |
| **Total:** | **370** | **$107,797,859.47** | **100.00%** | **40.80%** | **6.340%** | **640** | **82.19%** | **360** | **358** | **2** |

W.A.: 6.340%
Lowest: 4.890%
Highest: 9.250%

Banc of America Securities LLC
Jan 4, 2005 13:00

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

1. Mortgage Coupons

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 47 | $11,431,153.09 | 1.67% | 40.75% | 4.941% | 671 | 77.01% | 360 | 358 | 2 |
| 5.001 - 5.500 | 148 | 35,629,373.93 | 5.20 | 37.76 | 5.337 | 664 | 77.84 | 360 | 358 | 2 |
| 5.501 - 6.000 | 381 | 89,890,275.19 | 13.13 | 38.92 | 5.852 | 651 | 78.67 | 358 | 357 | 2 |
| 6.001 - 6.500 | 534 | 118,707,746.93 | 17.34 | 37.30 | 6.308 | 642 | 79.48 | 358 | 356 | 2 |
| 6.501 - 7.000 | 697 | 137,092,381.02 | 20.03 | 37.44 | 6.806 | 633 | 81.63 | 358 | 356 | 2 |
| 7.001 - 7.500 | 503 | 82,800,333.04 | 12.10 | 36.78 | 7.302 | 617 | 81.20 | 357 | 355 | 2 |
| 7.501 - 8.000 | 511 | 74,744,313.05 | 10.92 | 35.99 | 7.772 | 608 | 81.55 | 357 | 355 | 2 |
| 8.001 - 8.500 | 346 | 45,477,055.46 | 6.64 | 36.02 | 8.295 | 589 | 81.89 | 356 | 354 | 2 |
| 8.501 - 9.000 | 314 | 38,814,707.35 | 5.67 | 36.25 | 8.792 | 586 | 82.08 | 356 | 354 | 2 |
| 9.001 - 9.500 | 198 | 21,652,959.04 | 3.16 | 35.29 | 9.319 | 559 | 79.31 | 354 | 352 | 2 |
| 9.501 - 10.000 | 134 | 16,551,080.00 | 2.42 | 37.63 | 9.790 | 564 | 78.68 | 358 | 355 | 2 |
| 10.001 - 10.500 | 73 | 6,976,348.72 | 1.02 | 35.79 | 10.292 | 546 | 77.35 | 354 | 352 | 2 |
| 10.501 - 11.000 | 45 | 4,519,344.94 | 0.66 | 34.43 | 10.750 | 544 | 74.13 | 356 | 354 | 2 |
| 11.001 - 11.500 | 1 | 184,937.55 | 0.03 | 45.18 | 11.250 | 521 | 61.67 | 360 | 359 | 1 |
| 11.501 - 12.000 | 1 | 59,481.81 | 0.01 | 41.13 | 11.700 | 558 | 70.00 | 360 | 359 | 1 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

W.A.: 7.079%
Lowest: 4.740%
Highest: 11.700%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**2. Combined Original LTV**

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 60.01 - 65.00 | 273 | $49,419,521.53 | 7.22% | 36.30% | 7.206% | 587 | 63.44% | 355 | 353 | 2 |
| 65.01 - 70.00 | 324 | 57,742,747.48 | 8.44 | 35.63 | 7.021 | 596 | 68.85 | 356 | 355 | 2 |
| 70.01 - 75.00 | 448 | 83,448,162.68 | 12.19 | 37.43 | 7.028 | 598 | 74.00 | 357 | 355 | 2 |
| 75.01 - 80.00 | 1,548 | 254,346,100.48 | 37.16 | 37.53 | 6.951 | 627 | 79.66 | 357 | 356 | 2 |
| 80.01 - 85.00 | 437 | 79,604,465.40 | 11.63 | 36.23 | 7.134 | 620 | 84.47 | 357 | 355 | 2 |
| 85.01 - 90.00 | 491 | 89,871,712.85 | 13.13 | 38.58 | 7.256 | 649 | 89.62 | 359 | 357 | 2 |
| 90.01 - 95.00 | 383 | 65,337,726.66 | 9.54 | 36.58 | 7.264 | 658 | 94.74 | 358 | 356 | 2 |
| 95.01 - 100.00 | 29 | 4,761,054.04 | 0.70 | 40.86 | 7.355 | 717 | 99.60 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

W.A.: 80.33%
Lowest: 60.21%
Highest: 100.00%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 33 | $1,648,160.41 | 0.24% | 28.27% | 8.518% | 601 | 73.89% | 327 | 326 | 1 |
| 50,000.01 - 75,000.00 | 534 | 33,413,195.71 | 4.88 | 33.33 | 8.436 | 602 | 81.33 | 347 | 345 | 2 |
| 75,000.01 - 100,000.00 | 523 | 45,992,230.64 | 6.72 | 33.98 | 7.976 | 604 | 80.31 | 355 | 353 | 2 |
| 100,000.01 - 125,000.00 | 501 | 56,352,646.69 | 8.23 | 35.71 | 7.538 | 614 | 81.07 | 357 | 355 | 2 |
| 125,000.01 - 150,000.00 | 477 | 65,529,023.13 | 9.57 | 36.27 | 7.254 | 610 | 80.20 | 356 | 354 | 2 |
| 150,000.01 - 175,000.00 | 367 | 59,372,901.93 | 8.67 | 35.12 | 7.050 | 620 | 80.76 | 356 | 355 | 2 |
| 175,000.01 - 200,000.00 | 314 | 59,200,142.67 | 8.65 | 38.17 | 7.053 | 616 | 79.66 | 358 | 356 | 2 |
| 200,000.01 - 225,000.00 | 247 | 52,554,619.49 | 7.68 | 37.62 | 6.973 | 616 | 79.05 | 359 | 357 | 2 |
| 225,000.01 - 250,000.00 | 198 | 46,974,261.45 | 6.86 | 38.32 | 6.837 | 622 | 78.74 | 359 | 357 | 2 |
| 250,000.01 - 275,000.00 | 155 | 40,667,244.28 | 5.94 | 38.84 | 6.886 | 622 | 79.76 | 359 | 357 | 2 |
| 275,000.01 - 300,000.00 | 137 | 39,494,878.60 | 5.77 | 39.54 | 6.805 | 627 | 79.79 | 359 | 357 | 2 |
| 300,000.01 - 325,000.00 | 97 | 30,354,617.34 | 4.43 | 37.50 | 6.610 | 638 | 80.18 | 357 | 355 | 2 |
| 325,000.01 - 350,000.00 | 68 | 22,942,635.44 | 3.35 | 37.88 | 6.733 | 637 | 81.10 | 360 | 358 | 2 |
| 350,000.01 - 375,000.00 | 62 | 22,542,638.49 | 3.29 | 39.09 | 6.647 | 637 | 80.65 | 360 | 358 | 2 |
| 375,000.01 - 400,000.00 | 47 | 18,236,843.14 | 2.66 | 41.15 | 6.745 | 634 | 81.74 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 32 | 13,276,307.82 | 1.94 | 38.71 | 6.588 | 648 | 81.72 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 25 | 10,921,618.24 | 1.60 | 38.41 | 6.505 | 648 | 84.61 | 360 | 358 | 2 |
| 450,000.01 - 475,000.00 | 21 | 9,718,584.65 | 1.42 | 38.76 | 6.493 | 664 | 85.54 | 360 | 358 | 2 |
| 475,000.01 - 500,000.00 | 22 | 10,805,758.65 | 1.58 | 40.58 | 6.570 | 668 | 81.63 | 360 | 358 | 2 |
| 500,000.01 - 525,000.00 | 7 | 3,622,762.64 | 0.53 | 39.01 | 6.450 | 646 | 80.70 | 360 | 359 | 1 |
| 525,000.01 - 550,000.00 | 12 | 6,492,143.80 | 0.95 | 42.81 | 6.109 | 663 | 84.98 | 360 | 356 | 4 |
| 550,000.01 - 575,000.00 | 13 | 7,349,386.01 | 1.07 | 38.64 | 6.303 | 657 | 81.55 | 360 | 358 | 2 |
| 575,000.01 - 600,000.00 | 15 | 8,855,073.23 | 1.29 | 36.56 | 6.903 | 640 | 79.72 | 360 | 357 | 3 |
| 600,000.01 - 625,000.00 | 6 | 3,711,299.81 | 0.54 | 38.98 | 6.739 | 656 | 83.35 | 360 | 356 | 4 |
| 625,000.01 - 650,000.00 | 5 | 3,196,777.06 | 0.47 | 36.78 | 6.424 | 652 | 77.16 | 360 | 358 | 2 |
| 650,000.01 - 675,000.00 | 1 | 672,061.31 | 0.10 | 33.18 | 6.750 | 680 | 77.59 | 360 | 355 | 5 |
| 675,000.01 - 700,000.00 | 3 | 2,059,455.36 | 0.30 | 36.15 | 6.499 | 619 | 74.31 | 360 | 358 | 2 |
| 700,000.01 - 725,000.00 | 1 | 721,355.03 | 0.11 | 26.49 | 6.000 | 726 | 69.05 | 360 | 355 | 5 |
| 725,000.01 - 750,000.00 | 6 | 4,483,072.29 | 0.65 | 34.47 | 6.844 | 667 | 71.35 | 360 | 358 | 2 |
| 775,000.01 - 800,000.00 | 1 | 794,556.92 | 0.12 | 48.09 | 6.500 | 680 | 80.00 | 360 | 358 | 2 |
| 800,000.01 - 825,000.00 | 1 | 801,115.90 | 0.12 | 38.55 | 5.990 | 619 | 84.84 | 360 | 354 | 6 |
| 825,000.01 - 850,000.00 | 1 | 839,122.99 | 0.12 | 41.82 | 5.750 | 648 | 90.32 | 360 | 359 | 1 |
| 925,000.01 - 950,000.00 | 1 | 935,000.00 | 0.14 | 31.28 | 6.250 | 607 | 64.84 | 360 | 356 | 4 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

Average: $174,048.18
Lowest: $49,707.50
Highest: $935,000.00

# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**4. Original Term to Maturity**

| Original Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 120 | 7 | $444,006.27 | 0.06% | 37.01% | 8.733% | 597 | 76.19% | 120 | 119 | 1 |
| 180 | 70 | 7,288,026.02 | 1.06 | 33.10 | 7.570 | 630 | 77.86 | 180 | 178 | 2 |
| 240 | 34 | 3,460,089.37 | 0.51 | 34.88 | 7.376 | 615 | 77.82 | 240 | 238 | 2 |
| 360 | 3,822 | 673,339,369.46 | 98.36 | 37.24 | 7.071 | 624 | 80.37 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**5. Remaining Term to Maturity**

| Remaining Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 116 - 120 | 7 | $444,006.27 | 0.06% | 37.01% | 8.733% | 597 | 76.19% | 120 | 119 | 1 |
| 171 - 175 | 6 | 429,700.98 | 0.06 | 27.95 | 8.480 | 560 | 80.01 | 180 | 175 | 5 |
| 176 - 180 | 64 | 6,858,325.04 | 1.00 | 33.43 | 7.513 | 634 | 77.73 | 180 | 178 | 2 |
| 231 - 235 | 5 | 347,383.60 | 0.05 | 34.29 | 8.359 | 586 | 78.26 | 240 | 235 | 5 |
| 236 - 240 | 29 | 3,112,705.77 | 0.45 | 34.95 | 7.267 | 618 | 77.77 | 240 | 239 | 1 |
| 346 - 350 | 4 | 344,849.86 | 0.05 | 35.89 | 9.187 | 577 | 78.24 | 360 | 348 | 12 |
| 351 - 355 | 279 | 49,336,299.78 | 7.21 | 38.69 | 7.301 | 628 | 81.12 | 360 | 354 | 6 |
| 356 - 360 | 3,539 | 623,658,219.82 | 91.11 | 37.13 | 7.051 | 623 | 80.32 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

W.A.: 355.4 months
Lowest: 119 months
Highest: 360 months



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

### 6. Credit Score

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 801 - 850 | 2 | $289,784.93 | 0.04% | 35.80% | 7.503% | 808 | 76.71% | 360 | 359 | 1 |
| 751 - 800 | 67 | 14,460,010.92 | 2.11 | 37.88 | 6.601 | 769 | 86.29 | 355 | 353 | 2 |
| 701 - 750 | 264 | 54,612,647.88 | 7.98 | 38.24 | 6.528 | 720 | 84.88 | 359 | 357 | 2 |
| 651 - 700 | 743 | 152,110,259.69 | 22.22 | 39.34 | 6.558 | 672 | 82.55 | 357 | 355 | 2 |
| 601 - 650 | 1,304 | 227,559,874.10 | 33.24 | 37.05 | 6.837 | 626 | 81.06 | 357 | 356 | 2 |
| 551 - 600 | 868 | 135,273,099.06 | 19.76 | 35.52 | 7.411 | 579 | 77.89 | 358 | 356 | 2 |
| 501 - 550 | 636 | 94,714,643.31 | 13.84 | 36.12 | 8.323 | 527 | 75.18 | 357 | 355 | 2 |
| 451 - 500 | 8 | 981,665.30 | 0.14 | 38.47 | 9.035 | 500 | 73.50 | 360 | 358 | 2 |
| = 0 | 41 | 4,529,505.93 | 0.66 | 32.69 | 8.479 | 0 | 77.87 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

W.A.: 624
Lowest: 500
Highest: 813

### 7. Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 236 | $36,583,948.40 | 5.34% | 35.10% | 7.627% | 566 | 76.80% | 353 | 351 | 2 |
| AA | 568 | 97,630,001.67 | 14.26 | 36.30 | 7.240 | 600 | 80.02 | 357 | 354 | 3 |
| AA+ | 2,655 | 475,683,375.95 | 69.49 | 37.58 | 6.790 | 642 | 81.57 | 358 | 356 | 2 |
| B | 263 | 40,376,983.25 | 5.90 | 36.78 | 8.273 | 552 | 75.09 | 359 | 356 | 2 |
| C | 108 | 17,015,181.81 | 2.49 | 36.98 | 8.920 | 552 | 73.82 | 360 | 358 | 2 |
| CC | 49 | 8,444,785.31 | 1.23 | 35.76 | 9.542 | 550 | 67.15 | 359 | 357 | 2 |
| NG | 54 | 8,797,214.73 | 1.29 | 38.54 | 7.229 | 630 | 80.88 | 355 | 351 | 5 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**8. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 3,081 | $508,520,726.97 | 74.29% | 36.92% | 7.116% | 617 | 80.04% | 357 | 355 | 2 |
| 2-4 Family | 308 | 73,958,907.54 | 10.80 | 38.75 | 7.055 | 653 | 81.12 | 359 | 357 | 2 |
| PUD | 335 | 66,519,046.66 | 9.72 | 37.31 | 6.889 | 631 | 81.36 | 360 | 358 | 2 |
| Low Rise Condo | 146 | 27,320,236.18 | 3.99 | 38.55 | 6.852 | 649 | 81.09 | 360 | 358 | 2 |
| MF Housing | 52 | 5,916,036.37 | 0.86 | 34.21 | 7.358 | 642 | 80.92 | 350 | 348 | 2 |
| High Rise Condo | 11 | 2,296,537.40 | 0.34 | 36.21 | 7.097 | 661 | 79.54 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 3,600 | $633,369,246.17 | 92.53% | 37.30% | 7.029% | 621 | 80.12% | 357 | 355 | 2 |
| Non-Owner Occupied | 287 | 41,346,199.83 | 6.04 | 35.43 | 7.746 | 663 | 83.12 | 357 | 355 | 2 |
| Second Home | 46 | 9,816,045.12 | 1.43 | 37.07 | 7.462 | 650 | 81.99 | 360 | 357 | 3 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**10. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 2,513 | $384,189,638.98 | 56.12% | 37.05% | 7.143% | 613 | 80.85% | 357 | 355 | 2 |
| Stated Income Documentation | 1,342 | 284,794,977.97 | 41.60 | 37.38 | 6.990 | 635 | 79.54 | 358 | 356 | 2 |
| No Doc | 55 | 10,832,312.86 | 1.58 | 0.00 | 6.908 | 702 | 84.35 | 356 | 354 | 2 |
| Lite Documentation | 23 | 4,714,561.31 | 0.69 | 37.06 | 7.537 | 627 | 76.42 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**11. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 2,428 | $427,682,588.51 | 62.48% | 36.57% | 7.068% | 613 | 78.74% | 356 | 354 | 2 |
| Purchase | 1,264 | 217,486,311.70 | 31.77 | 38.11 | 7.044 | 648 | 83.26 | 360 | 358 | 2 |
| R/T Refi | 241 | 39,362,590.91 | 5.75 | 38.86 | 7.386 | 608 | 81.48 | 355 | 352 | 3 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**12. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 ARM | 2,545 | $438,866,164.03 | 64.11% | 36.45% | 7.141% | 615 | 80.53% | 360 | 358 | 2 |
| 30 Year Fixed | 817 | 127,401,572.50 | 18.61 | 39.09 | 7.383 | 632 | 79.36 | 360 | 358 | 2 |
| 2/28 ARM with 5yr IO | 199 | 56,507,415.55 | 8.25 | 38.63 | 6.166 | 661 | 81.70 | 360 | 358 | 2 |
| 3/27 ARM | 204 | 37,903,115.03 | 5.54 | 37.16 | 6.720 | 638 | 81.06 | 360 | 358 | 2 |
| 15 Year Fixed | 61 | 6,594,126.34 | 0.96 | 33.25 | 7.546 | 632 | 77.86 | 180 | 178 | 2 |
| 3/27 ARM with 5yr IO | 17 | 5,659,558.73 | 0.83 | 38.42 | 5.671 | 658 | 77.08 | 360 | 358 | 2 |
| 30 Year Fixed with 5yr IO | 13 | 4,152,870.00 | 0.61 | 43.75 | 6.347 | 667 | 78.89 | 360 | 359 | 1 |
| 20 Year Fixed | 34 | 3,460,089.37 | 0.51 | 34.88 | 7.376 | 615 | 77.82 | 240 | 238 | 2 |
| 30 Year Fixed Rate Reduction | 22 | 2,283,763.09 | 0.33 | 36.42 | 9.098 | 565 | 74.24 | 360 | 357 | 3 |
| 2/13 ARM | 8 | 640,466.76 | 0.09 | 31.76 | 7.684 | 614 | 78.13 | 180 | 178 | 2 |
| Other | 13 | 1,062,349.72 | 0.16 | 38.44 | 8.092 | 588 | 76.37 | 251 | 249 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**13. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| non-IO | 3,704 | $618,211,646.84 | 90.31% | 37.00% | 7.180% | 619 | 80.25% | 357 | 355 | 2 |
| IO | 229 | 66,319,844.28 | 9.69 | 38.94 | 6.135 | 661 | 81.13 | 360 | 358 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**14. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| MI | 3,933 | $684,531,491.12 | 100.00% | 37.19% | 7.079% | 624 | 80.33% | 357 | 355 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**15. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 3,933 | $684,531,491.12 | 100.00% | 37.19% | 7.079% | 624 | 80.33% | 357 | 355 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**16. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 3,933 | $684,531,491.12 | 100.00% | 37.19% | 7.079% | 624 | 80.33% | 357 | 355 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**17. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 1,121 | $195,295,566.96 | 28.53% | 36.65% | 7.301% | 619 | 79.95% | 356 | 354 | 2 |
| 12 | 225 | 50,083,143.78 | 7.32 | 39.63 | 6.828 | 640 | 78.86 | 355 | 353 | 2 |
| 24 | 1,931 | 340,431,421.53 | 49.73 | 36.76 | 6.938 | 621 | 80.90 | 360 | 358 | 2 |
| 30 | 3 | 625,856.63 | 0.09 | 35.92 | 8.953 | 560 | 88.55 | 360 | 358 | 2 |
| 36 | 653 | 98,095,502.22 | 14.33 | 38.49 | 7.241 | 631 | 79.82 | 353 | 351 | 2 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**18. Geographic Distribution**

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| California | 468 | $131,364,288.46 | 19.19% | 38.94% | 6.486% | 628 | 78.18% | 359 | 356 | 2 |
| New York | 356 | 89,367,523.05 | 13.06 | 38.75 | 6.925 | 636 | 79.69 | 358 | 356 | 2 |
| Massachusetts | 203 | 50,722,766.23 | 7.41 | 38.14 | 6.619 | 637 | 79.60 | 360 | 358 | 2 |
| Florida | 314 | 44,462,722.00 | 6.50 | 35.92 | 7.477 | 618 | 81.36 | 358 | 357 | 2 |
| Texas | 363 | 42,743,769.62 | 6.24 | 36.39 | 7.770 | 605 | 79.96 | 349 | 346 | 2 |
| New Jersey | 154 | 30,650,247.91 | 4.48 | 37.03 | 7.439 | 614 | 79.68 | 356 | 354 | 2 |
| Virginia | 123 | 20,661,582.83 | 3.02 | 36.71 | 7.254 | 620 | 81.65 | 357 | 355 | 2 |
| Michigan | 164 | 19,292,310.46 | 2.82 | 36.88 | 7.413 | 622 | 82.00 | 359 | 357 | 2 |
| Pennsylvania | 150 | 19,273,865.68 | 2.82 | 35.44 | 7.122 | 621 | 83.25 | 357 | 356 | 2 |
| Connecticut | 103 | 17,158,015.97 | 2.51 | 37.18 | 7.101 | 615 | 79.93 | 357 | 356 | 2 |
| Georgia | 123 | 16,711,730.23 | 2.44 | 35.80 | 7.873 | 622 | 84.25 | 358 | 356 | 2 |
| Rhode Island | 80 | 16,693,681.34 | 2.44 | 38.21 | 6.546 | 641 | 78.80 | 355 | 353 | 1 |
| Colorado | 92 | 15,793,522.24 | 2.31 | 36.34 | 6.466 | 631 | 82.36 | 360 | 358 | 2 |
| Ohio | 127 | 14,130,654.40 | 2.06 | 33.16 | 7.962 | 619 | 84.83 | 359 | 358 | 2 |
| Illinois | 89 | 13,592,918.15 | 1.99 | 35.66 | 7.677 | 599 | 80.79 | 358 | 356 | 2 |
| Nevada | 66 | 13,422,035.25 | 1.96 | 38.77 | 6.701 | 626 | 78.72 | 360 | 358 | 2 |
| Maryland | 62 | 12,416,374.39 | 1.81 | 38.35 | 7.372 | 600 | 78.05 | 360 | 358 | 2 |
| Arizona | 72 | 11,076,885.33 | 1.62 | 34.59 | 6.959 | 637 | 80.81 | 358 | 356 | 2 |
| New Hampshire | 54 | 10,115,237.13 | 1.48 | 37.31 | 6.852 | 627 | 78.03 | 357 | 355 | 2 |
| North Carolina | 82 | 9,533,176.37 | 1.39 | 33.27 | 7.638 | 612 | 82.67 | 351 | 350 | 2 |
| Minnesota | 53 | 8,184,984.90 | 1.20 | 35.79 | 7.240 | 612 | 80.78 | 360 | 358 | 2 |
| Washington | 41 | 6,916,087.21 | 1.01 | 37.17 | 6.937 | 632 | 80.67 | 360 | 358 | 2 |
| Missouri | 56 | 6,590,231.18 | 0.96 | 33.56 | 7.826 | 610 | 83.33 | 360 | 358 | 2 |
| Tennessee | 65 | 6,321,866.16 | 0.92 | 34.61 | 8.271 | 606 | 81.97 | 348 | 346 | 2 |
| Wisconsin | 51 | 6,048,234.53 | 0.88 | 37.12 | 7.392 | 610 | 80.23 | 360 | 359 | 1 |
| Maine | 43 | 6,030,242.51 | 0.88 | 35.73 | 6.902 | 620 | 78.70 | 357 | 356 | 1 |
| South Carolina | 54 | 5,957,512.52 | 0.87 | 35.33 | 7.565 | 625 | 84.97 | 359 | 357 | 2 |
| Indiana | 42 | 4,608,903.95 | 0.67 | 33.38 | 7.693 | 614 | 83.45 | 358 | 356 | 2 |
| Oregon | 24 | 4,004,499.42 | 0.58 | 36.53 | 7.303 | 621 | 81.99 | 360 | 358 | 2 |
| Vermont | 23 | 3,966,421.02 | 0.58 | 36.28 | 7.038 | 616 | 79.75 | 360 | 358 | 2 |
| Utah | 27 | 3,941,658.53 | 0.58 | 34.90 | 6.412 | 657 | 85.25 | 347 | 345 | 2 |
| Idaho | 22 | 3,314,316.56 | 0.48 | 36.38 | 7.028 | 615 | 82.21 | 360 | 358 | 2 |
| Alabama | 32 | 3,123,168.25 | 0.46 | 29.44 | 8.033 | 595 | 87.11 | 342 | 340 | 2 |
| Louisiana | 33 | 3,014,986.37 | 0.44 | 37.91 | 7.745 | 603 | 83.56 | 353 | 351 | 2 |
| Kentucky | 26 | 2,641,710.28 | 0.39 | 36.66 | 7.740 | 620 | 84.19 | 357 | 355 | 2 |
| Delaware | 13 | 2,112,137.33 | 0.31 | 33.18 | 7.559 | 594 | 80.63 | 349 | 348 | 2 |
| Oklahoma | 13 | 1,575,497.54 | 0.23 | 35.32 | 8.073 | 601 | 80.29 | 354 | 353 | 1 |

# OOMLT 2005-1
## Marketing Pool
## MI Covered Loans

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Iowa | 15 | 1,239,758.78 | 0.18 | 30.10 | 7.830 | 614 | 80.15 | 344 | 343 | 1 |
| Arkansas | 12 | 1,201,494.95 | 0.18 | 39.46 | 7.747 | 618 | 88.10 | 360 | 358 | 2 |
| Kansas | 9 | 1,051,601.11 | 0.15 | 37.43 | 7.667 | 688 | 87.51 | 360 | 358 | 2 |
| Wyoming | 9 | 859,685.98 | 0.13 | 31.05 | 6.584 | 607 | 79.14 | 360 | 359 | 1 |
| Mississippi | 9 | 709,738.09 | 0.10 | 35.12 | 8.312 | 600 | 88.43 | 341 | 339 | 2 |
| Hawaii | 4 | 692,411.47 | 0.10 | 41.68 | 6.971 | 616 | 80.60 | 360 | 358 | 2 |
| Montana | 4 | 552,429.69 | 0.08 | 33.58 | 7.418 | 632 | 80.52 | 360 | 358 | 2 |
| Nebraska | 7 | 535,768.54 | 0.08 | 33.10 | 7.659 | 631 | 80.50 | 360 | 358 | 2 |
| South Dakota | 1 | 152,837.21 | 0.02 | 25.50 | 5.650 | 713 | 87.43 | 360 | 359 | 1 |
| **Total:** | **3,933** | **$684,531,491.12** | **100.00%** | **37.19%** | **7.079%** | **624** | **80.33%** | **357** | **355** | **2** |

**19. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 13 | $2,636,688.77 | 0.49% | 44.21% | 5.381% | 650 | 74.96% | 360 | 359 | 1 |
| 3.001 - 3.500 | 73 | 17,757,079.86 | 3.29 | 36.36 | 5.427 | 673 | 75.51 | 360 | 358 | 2 |
| 3.501 - 4.000 | 210 | 44,634,707.40 | 8.26 | 38.49 | 5.815 | 659 | 77.94 | 360 | 358 | 2 |
| 4.001 - 4.500 | 450 | 98,001,492.65 | 18.14 | 37.44 | 6.198 | 648 | 79.63 | 360 | 358 | 2 |
| 4.501 - 5.000 | 567 | 105,511,032.10 | 19.53 | 37.67 | 6.570 | 638 | 81.14 | 360 | 358 | 2 |
| 5.001 - 5.500 | 486 | 90,257,117.73 | 16.71 | 36.36 | 7.058 | 622 | 82.38 | 360 | 358 | 2 |
| 5.501 - 6.000 | 409 | 67,884,297.12 | 12.57 | 35.98 | 7.386 | 607 | 82.45 | 360 | 358 | 2 |
| 6.001 - 6.500 | 303 | 47,981,089.47 | 8.88 | 35.42 | 7.901 | 580 | 82.34 | 360 | 357 | 2 |
| 6.501 - 7.000 | 196 | 27,116,825.84 | 5.02 | 34.52 | 8.491 | 564 | 81.24 | 359 | 357 | 2 |
| 7.001 - 7.500 | 128 | 18,973,275.26 | 3.51 | 35.47 | 8.999 | 561 | 79.96 | 360 | 358 | 2 |
| 7.501 - 8.000 | 93 | 12,025,064.40 | 2.23 | 34.95 | 9.669 | 549 | 76.78 | 359 | 357 | 2 |
| 8.001 - 8.500 | 28 | 4,775,168.62 | 0.88 | 36.65 | 9.788 | 561 | 74.76 | 360 | 358 | 2 |
| 8.501 - 9.000 | 14 | 1,871,276.91 | 0.35 | 38.12 | 9.761 | 555 | 77.38 | 360 | 357 | 3 |
| 9.001 - 9.500 | 6 | 473,801.63 | 0.09 | 35.10 | 10.348 | 515 | 74.01 | 360 | 356 | 4 |
| 9.501 - 10.000 | 1 | 184,937.55 | 0.03 | 45.18 | 11.250 | 521 | 61.67 | 360 | 359 | 1 |
| 10.001 - 10.500 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

W.A.: 5.194%
Lowest: 2.740%
Highest: 10.500%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**20. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 12 | $2,686,031.33 | 0.50% | 38.82% | 6.401% | 607 | 74.09% | 360 | 357 | 3 |
| 2.000 | 6 | 1,968,665.65 | 0.36 | 37.97 | 6.969 | 592 | 78.38 | 360 | 357 | 3 |
| 3.000 | 2,960 | 535,486,933.65 | 99.14 | 36.74 | 6.998 | 622 | 80.69 | 360 | 358 | 2 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

W.A.: 2.986%
Lowest: 1.000%
Highest: 3.000%

**21. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 2,922 | $525,456,120.68 | 97.28% | 36.70% | 6.999% | 622 | 80.75% | 360 | 358 | 2 |
| 1.500 | 54 | 14,201,782.42 | 2.63 | 38.78 | 6.849 | 597 | 77.01 | 360 | 356 | 4 |
| 2.000 | 2 | 483,727.53 | 0.09 | 35.26 | 6.701 | 557 | 75.00 | 360 | 357 | 3 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

W.A.: 1.014%
Lowest: 1.000%
Highest: 2.000%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**22. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.001 - 10.500 | 1 | $142,646.08 | 0.03% | 35.16% | 5.450% | 712 | 78.69% | 360 | 353 | 7 |
| 10.501 - 11.000 | 46 | 10,884,660.78 | 2.02 | 40.30 | 4.944 | 667 | 76.86 | 360 | 358 | 2 |
| 11.001 - 11.500 | 139 | 32,439,101.39 | 6.01 | 37.23 | 5.341 | 665 | 78.21 | 360 | 358 | 2 |
| 11.501 - 12.000 | 308 | 71,654,083.83 | 13.27 | 39.09 | 5.830 | 648 | 79.55 | 360 | 358 | 2 |
| 12.001 - 12.500 | 431 | 94,770,248.02 | 17.55 | 36.86 | 6.286 | 636 | 79.63 | 360 | 358 | 2 |
| 12.501 - 13.000 | 540 | 106,146,198.31 | 19.65 | 36.82 | 6.783 | 630 | 82.09 | 360 | 358 | 2 |
| 13.001 - 13.500 | 376 | 63,034,315.36 | 11.67 | 35.91 | 7.278 | 616 | 81.88 | 359 | 357 | 2 |
| 13.501 - 14.000 | 389 | 61,149,403.33 | 11.32 | 35.74 | 7.694 | 604 | 82.13 | 360 | 358 | 2 |
| 14.001 - 14.500 | 254 | 35,025,773.85 | 6.48 | 35.37 | 8.238 | 585 | 81.57 | 360 | 358 | 2 |
| 14.501 - 15.000 | 210 | 28,817,238.61 | 5.34 | 35.51 | 8.682 | 581 | 82.63 | 360 | 358 | 2 |
| 15.001 - 15.500 | 126 | 15,844,164.41 | 2.93 | 35.77 | 9.214 | 552 | 79.07 | 359 | 357 | 2 |
| 15.501 - 16.000 | 86 | 12,342,408.50 | 2.29 | 36.64 | 9.752 | 565 | 77.70 | 360 | 358 | 2 |
| 16.001 - 16.500 | 42 | 4,697,099.07 | 0.87 | 34.08 | 10.251 | 546 | 75.89 | 360 | 358 | 2 |
| 16.501 - 17.000 | 26 | 2,498,475.77 | 0.46 | 31.75 | 10.735 | 544 | 72.68 | 360 | 358 | 2 |
| 17.001 - 17.500 | 1 | 184,937.55 | 0.03 | 45.18 | 11.250 | 521 | 61.67 | 360 | 359 | 1 |
| 17.501 - 18.000 | 3 | 510,875.77 | 0.09 | 33.58 | 10.766 | 510 | 65.57 | 360 | 355 | 5 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

W.A.: 13.029%
Lowest: 10.450%
Highest: 17.800%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

23. Minimum Rate

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 1 | $387,645.82 | 0.07% | 44.79% | 6.450% | 674 | 80.00% | 360 | 359 | 1 |
| 4.501 - 5.000 | 49 | 11,714,069.13 | 2.17 | 40.73 | 4.984 | 670 | 77.11 | 360 | 358 | 2 |
| 5.001 - 5.500 | 146 | 35,251,538.06 | 6.53 | 37.58 | 5.346 | 663 | 77.91 | 360 | 358 | 2 |
| 5.501 - 6.000 | 318 | 74,193,280.03 | 13.74 | 38.90 | 5.856 | 645 | 79.31 | 360 | 358 | 2 |
| 6.001 - 6.500 | 427 | 93,443,018.76 | 17.30 | 36.68 | 6.304 | 637 | 79.78 | 360 | 358 | 2 |
| 6.501 - 7.000 | 545 | 107,686,669.48 | 19.94 | 36.94 | 6.804 | 630 | 82.18 | 360 | 358 | 2 |
| 7.001 - 7.500 | 384 | 64,136,811.52 | 11.87 | 35.98 | 7.300 | 615 | 81.87 | 359 | 357 | 2 |
| 7.501 - 8.000 | 383 | 58,038,967.21 | 10.75 | 35.54 | 7.769 | 603 | 82.29 | 360 | 358 | 2 |
| 8.001 - 8.500 | 255 | 34,650,464.62 | 6.42 | 35.73 | 8.299 | 585 | 82.23 | 360 | 358 | 2 |
| 8.501 - 9.000 | 198 | 26,662,590.04 | 4.94 | 35.16 | 8.794 | 581 | 82.56 | 360 | 358 | 2 |
| 9.001 - 9.500 | 119 | 14,204,652.29 | 2.63 | 34.40 | 9.329 | 544 | 78.18 | 358 | 357 | 2 |
| 9.501 - 10.000 | 84 | 12,154,908.23 | 2.25 | 36.98 | 9.787 | 565 | 77.68 | 360 | 358 | 2 |
| 10.001 - 10.500 | 40 | 4,499,241.82 | 0.83 | 33.69 | 10.283 | 541 | 75.30 | 360 | 359 | 1 |
| 10.501 - 11.000 | 28 | 2,932,836.07 | 0.54 | 32.10 | 10.766 | 539 | 71.51 | 360 | 358 | 2 |
| 11.001 - 11.500 | 1 | 184,937.55 | 0.03 | 45.18 | 11.250 | 521 | 61.67 | 360 | 359 | 1 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

W.A.: 6.988%
Lowest: 4.450%
Highest: 11.250%



# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

**24. Next Rate Adjustment Date**

| Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2005-02-01 | 1 | $62,725.24 | 0.01% | 32.01% | 8.990% | 547 | 85.00% | 360 | 355 | 5 |
| 2005-04-01 | 1 | 196,971.50 | 0.04 | 39.86 | 5.750 | 673 | 80.00 | 360 | 357 | 3 |
| 2005-05-01 | 1 | 135,435.36 | 0.03 | 49.83 | 9.300 | 544 | 85.00 | 360 | 358 | 2 |
| 2005-06-01 | 1 | 110,899.65 | 0.02 | 29.11 | 6.500 | 500 | 61.67 | 360 | 359 | 1 |
| 2005-11-01 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| 2006-01-01 | 1 | 76,515.47 | 0.01 | 30.59 | 9.750 | 511 | 70.00 | 360 | 348 | 12 |
| 2006-04-01 | 2 | 890,498.07 | 0.16 | 35.29 | 6.791 | 598 | 71.35 | 360 | 351 | 9 |
| 2006-05-01 | 9 | 1,421,190.15 | 0.26 | 33.91 | 7.647 | 590 | 79.87 | 360 | 352 | 8 |
| 2006-06-01 | 17 | 2,971,223.10 | 0.55 | 38.22 | 6.602 | 620 | 80.45 | 360 | 353 | 7 |
| 2006-07-01 | 34 | 8,168,125.71 | 1.51 | 40.72 | 7.236 | 623 | 82.35 | 359 | 353 | 6 |
| 2006-08-01 | 126 | 21,015,165.23 | 3.89 | 37.82 | 7.616 | 619 | 81.20 | 360 | 355 | 5 |
| 2006-09-01 | 207 | 37,887,683.04 | 7.01 | 37.40 | 7.518 | 611 | 80.80 | 360 | 356 | 4 |
| 2006-10-01 | 250 | 55,598,469.31 | 10.29 | 38.49 | 6.510 | 626 | 80.01 | 360 | 357 | 3 |
| 2006-11-01 | 317 | 63,544,878.52 | 11.76 | 37.26 | 6.783 | 620 | 79.68 | 360 | 358 | 2 |
| 2006-12-01 | 1,742 | 298,391,115.42 | 55.24 | 36.03 | 7.073 | 620 | 80.91 | 360 | 359 | 1 |
| 2007-01-01 | 46 | 5,991,407.00 | 1.11 | 33.81 | 6.991 | 637 | 81.39 | 360 | 360 | 0 |
| 2007-05-01 | 2 | 790,181.03 | 0.15 | 49.31 | 5.214 | 704 | 78.46 | 360 | 352 | 8 |
| 2007-06-11 | 1 | 103,063.38 | 0.02 | 57.52 | 7.850 | 555 | 90.00 | 360 | 354 | 6 |
| 2007-07-01 | 1 | 623,097.83 | 0.12 | 48.03 | 5.850 | 629 | 95.00 | 360 | 354 | 6 |
| 2007-08-01 | 11 | 2,596,246.44 | 0.48 | 32.94 | 6.468 | 670 | 77.85 | 360 | 355 | 5 |
| 2007-09-01 | 8 | 2,053,256.59 | 0.38 | 42.55 | 6.831 | 623 | 81.60 | 360 | 356 | 4 |
| 2007-10-01 | 17 | 3,148,966.92 | 0.58 | 37.73 | 6.423 | 617 | 78.34 | 360 | 357 | 3 |
| 2007-11-01 | 36 | 7,831,308.02 | 1.45 | 39.66 | 6.571 | 635 | 79.83 | 360 | 358 | 2 |
| 2007-12-01 | 144 | 26,314,953.55 | 4.87 | 35.89 | 6.649 | 643 | 80.89 | 360 | 359 | 1 |
| 2008-01-01 | 1 | 101,600.00 | 0.02 | 27.78 | 7.450 | 643 | 80.00 | 360 | 360 | 0 |
| 2019-09-01 | 1 | 58,878.78 | 0.01 | 47.22 | 9.350 | 0 | 65.56 | 360 | 356 | 4 |
| **Total:** | **2,978** | **$540,141,630.63** | **100.00%** | **36.75%** | **6.995%** | **622** | **80.65%** | **360** | **358** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# MI Covered Loans

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 12 | $3,139,742.45 | 1.00% | 40.85% | 4.913% | 633 | 65.12% | 360 | 358 | 2 |
| 5.001 - 5.500 | 42 | 10,727,773.83 | 3.40 | 46.12 | 5.325 | 613 | 66.52 | 357 | 355 | 2 |
| 5.501 - 6.000 | 132 | 32,647,545.22 | 10.35 | 43.78 | 5.853 | 619 | 71.02 | 360 | 358 | 2 |
| 6.001 - 6.500 | 192 | 46,399,941.75 | 14.71 | 43.17 | 6.311 | 619 | 70.11 | 359 | 357 | 2 |
| 6.501 - 7.000 | 192 | 46,859,812.14 | 14.85 | 43.74 | 6.817 | 599 | 72.80 | 358 | 356 | 2 |
| 7.001 - 7.500 | 175 | 33,542,773.63 | 10.63 | 44.14 | 7.317 | 579 | 75.33 | 359 | 357 | 2 |
| 7.501 - 8.000 | 215 | 44,344,307.67 | 14.05 | 44.91 | 7.808 | 566 | 78.21 | 358 | 357 | 2 |
| 8.001 - 8.500 | 164 | 29,024,876.69 | 9.20 | 44.39 | 8.306 | 558 | 77.62 | 358 | 356 | 2 |
| 8.501 - 9.000 | 206 | 29,392,156.68 | 9.32 | 42.45 | 8.792 | 554 | 77.49 | 355 | 353 | 2 |
| 9.001 - 9.500 | 95 | 11,796,398.24 | 3.74 | 44.25 | 9.260 | 553 | 75.36 | 352 | 351 | 2 |
| 9.501 - 10.000 | 101 | 11,146,226.90 | 3.53 | 41.59 | 9.784 | 559 | 71.93 | 351 | 349 | 2 |
| 10.001 - 10.500 | 50 | 4,532,387.01 | 1.44 | 41.35 | 10.292 | 555 | 77.23 | 356 | 354 | 2 |
| 10.501 - 11.000 | 31 | 3,189,295.67 | 1.01 | 43.97 | 10.805 | 545 | 78.25 | 343 | 341 | 2 |
| 11.001 - 11.500 | 48 | 4,134,347.64 | 1.31 | 36.84 | 11.285 | 544 | 73.41 | 360 | 358 | 2 |
| 11.501 - 12.000 | 37 | 3,709,854.64 | 1.18 | 37.08 | 11.816 | 536 | 70.14 | 345 | 343 | 2 |
| 12.001 - 12.500 | 10 | 682,121.39 | 0.22 | 39.22 | 12.274 | 524 | 63.37 | 350 | 348 | 2 |
| 12.501 - 13.000 | 3 | 266,087.37 | 0.08 | 49.28 | 12.722 | 535 | 69.96 | 329 | 327 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

W.A.: 7.507%
Lowest: 4.650%
Highest: 12.750%



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

2. Combined Original LTV

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 5 | $285,795.82 | 0.09% | 33.31% | 9.055% | 534 | 11.75% | 360 | 359 | 1 |
| 15.01 - 20.00 | 4 | 732,737.79 | 0.23 | 38.78 | 7.439 | 553 | 17.07 | 360 | 356 | 4 |
| 20.01 - 25.00 | 11 | 1,182,793.40 | 0.37 | 30.43 | 7.584 | 563 | 22.91 | 351 | 348 | 3 |
| 25.01 - 30.00 | 9 | 859,014.72 | 0.27 | 36.08 | 8.018 | 572 | 28.42 | 350 | 347 | 2 |
| 30.01 - 35.00 | 30 | 4,661,931.76 | 1.48 | 37.90 | 6.908 | 593 | 32.19 | 347 | 345 | 3 |
| 35.01 - 40.00 | 37 | 4,584,406.73 | 1.45 | 36.39 | 7.085 | 612 | 38.21 | 353 | 351 | 2 |
| 40.01 - 45.00 | 46 | 6,738,673.78 | 2.14 | 37.93 | 7.436 | 585 | 42.81 | 353 | 350 | 2 |
| 45.01 - 50.00 | 70 | 11,648,875.47 | 3.69 | 36.86 | 7.413 | 584 | 48.10 | 353 | 351 | 2 |
| 50.01 - 55.00 | 105 | 18,751,009.77 | 5.94 | 39.00 | 7.125 | 601 | 52.89 | 357 | 355 | 2 |
| 55.01 - 60.00 | 169 | 28,920,453.49 | 9.17 | 39.70 | 7.036 | 588 | 58.31 | 357 | 355 | 2 |
| 60.01 - 65.00 | 61 | 11,865,021.12 | 3.76 | 47.02 | 8.022 | 579 | 63.99 | 358 | 356 | 2 |
| 65.01 - 70.00 | 87 | 22,480,520.43 | 7.12 | 46.10 | 7.128 | 597 | 68.91 | 358 | 356 | 2 |
| 70.01 - 75.00 | 85 | 18,626,885.08 | 5.90 | 47.98 | 7.670 | 567 | 74.20 | 358 | 356 | 2 |
| 75.01 - 80.00 | 447 | 84,195,776.50 | 26.68 | 44.45 | 7.659 | 573 | 79.58 | 358 | 357 | 2 |
| 80.01 - 85.00 | 156 | 29,435,782.31 | 9.33 | 46.89 | 7.531 | 584 | 84.49 | 358 | 356 | 2 |
| 85.01 - 90.00 | 154 | 31,423,212.13 | 9.96 | 46.31 | 7.609 | 576 | 89.75 | 359 | 357 | 2 |
| 90.01 - 95.00 | 189 | 34,635,443.63 | 10.98 | 42.64 | 7.604 | 599 | 94.66 | 359 | 357 | 2 |
| 95.01 - 100.00 | 40 | 4,507,314.99 | 1.43 | 43.45 | 8.720 | 641 | 98.90 | 356 | 354 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

W.A.: 73.98%
Lowest: 10.17%
Highest: 100.00%



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 34 | $1,697,454.84 | 0.54% | 33.15% | 9.044% | 592 | 55.12% | 304 | 302 | 1 |
| 50,000.01 - 75,000.00 | 263 | 16,219,053.88 | 5.14 | 38.22 | 9.437 | 569 | 73.23 | 344 | 341 | 2 |
| 75,000.01 - 100,000.00 | 233 | 20,348,034.82 | 6.45 | 39.86 | 8.531 | 577 | 71.18 | 355 | 353 | 2 |
| 100,000.01 - 125,000.00 | 181 | 20,438,235.33 | 6.48 | 41.73 | 8.130 | 579 | 72.36 | 359 | 357 | 2 |
| 125,000.01 - 150,000.00 | 189 | 25,999,882.94 | 8.24 | 40.43 | 7.754 | 577 | 70.34 | 354 | 352 | 2 |
| 150,000.01 - 175,000.00 | 140 | 22,718,477.95 | 7.20 | 42.73 | 7.370 | 585 | 71.60 | 355 | 353 | 2 |
| 175,000.01 - 200,000.00 | 127 | 23,965,910.76 | 7.60 | 42.75 | 7.414 | 586 | 72.42 | 359 | 357 | 2 |
| 200,000.01 - 225,000.00 | 103 | 22,047,197.09 | 6.99 | 43.47 | 7.448 | 578 | 73.83 | 360 | 358 | 2 |
| 225,000.01 - 250,000.00 | 73 | 17,288,508.96 | 5.48 | 44.01 | 7.464 | 583 | 74.99 | 360 | 358 | 2 |
| 250,000.01 - 275,000.00 | 63 | 16,590,487.88 | 5.26 | 46.49 | 6.945 | 580 | 76.08 | 360 | 358 | 2 |
| 275,000.01 - 300,000.00 | 43 | 12,496,292.50 | 3.96 | 47.16 | 7.436 | 583 | 77.15 | 360 | 358 | 2 |
| 300,000.01 - 325,000.00 | 45 | 14,021,708.55 | 4.44 | 46.83 | 6.960 | 583 | 76.12 | 360 | 358 | 2 |
| 325,000.01 - 350,000.00 | 35 | 11,887,263.45 | 3.77 | 47.31 | 7.035 | 573 | 77.42 | 360 | 358 | 2 |
| 350,000.01 - 375,000.00 | 27 | 9,801,002.08 | 3.11 | 48.03 | 6.989 | 590 | 80.08 | 360 | 358 | 2 |
| 375,000.01 - 400,000.00 | 20 | 7,767,916.74 | 2.46 | 47.16 | 7.293 | 584 | 76.58 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 25 | 10,402,568.65 | 3.30 | 47.27 | 6.686 | 600 | 78.67 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 15 | 6,584,052.30 | 2.09 | 45.44 | 6.954 | 578 | 82.38 | 360 | 358 | 2 |
| 450,000.01 - 475,000.00 | 8 | 3,665,585.01 | 1.16 | 46.68 | 7.061 | 565 | 82.97 | 360 | 359 | 1 |
| 475,000.01 - 500,000.00 | 19 | 9,294,211.44 | 2.95 | 47.28 | 7.448 | 578 | 74.24 | 360 | 358 | 2 |
| 500,000.01 - 525,000.00 | 9 | 4,613,064.13 | 1.46 | 48.71 | 6.756 | 585 | 79.65 | 360 | 357 | 3 |
| 525,000.01 - 550,000.00 | 9 | 4,848,138.54 | 1.54 | 51.64 | 7.484 | 570 | 78.13 | 360 | 358 | 2 |
| 550,000.01 - 575,000.00 | 2 | 1,147,024.63 | 0.36 | 43.76 | 6.491 | 617 | 77.16 | 360 | 356 | 4 |
| 575,000.01 - 600,000.00 | 10 | 5,931,930.51 | 1.88 | 45.90 | 6.871 | 582 | 72.30 | 360 | 358 | 2 |
| 600,000.01 - 625,000.00 | 1 | 619,566.80 | 0.20 | 46.59 | 7.800 | 551 | 80.00 | 360 | 359 | 1 |
| 625,000.01 - 650,000.00 | 3 | 1,915,065.68 | 0.61 | 39.35 | 7.683 | 588 | 73.03 | 360 | 357 | 3 |
| 650,000.01 - 675,000.00 | 1 | 665,100.00 | 0.21 | 39.36 | 8.050 | 592 | 90.00 | 360 | 356 | 4 |
| 675,000.01 - 700,000.00 | 4 | 2,768,833.18 | 0.88 | 46.83 | 7.912 | 593 | 80.65 | 360 | 358 | 2 |
| 700,000.01 - 725,000.00 | 4 | 2,846,483.49 | 0.90 | 44.58 | 7.390 | 591 | 82.41 | 360 | 358 | 2 |
| 725,000.01 - 750,000.00 | 3 | 2,237,076.47 | 0.71 | 40.87 | 7.526 | 616 | 62.44 | 360 | 359 | 1 |
| 750,000.01 - 775,000.00 | 1 | 770,000.00 | 0.24 | 35.64 | 6.500 | 629 | 70.00 | 360 | 359 | 1 |
| 775,000.01 - 800,000.00 | 2 | 1,594,211.89 | 0.51 | 49.67 | 7.326 | 632 | 55.98 | 360 | 356 | 4 |
| 800,000.01 - 825,000.00 | 1 | 810,000.00 | 0.26 | 45.62 | 6.550 | 623 | 77.14 | 360 | 359 | 1 |
| 825,000.01 - 850,000.00 | 1 | 839,262.50 | 0.27 | 38.27 | 6.650 | 662 | 74.67 | 360 | 359 | 1 |
| 875,000.01 - 900,000.00 | 3 | 2,671,295.01 | 0.85 | 32.59 | 6.625 | 608 | 62.08 | 360 | 359 | 1 |
| 925,000.01 - 950,000.00 | 2 | 1,869,029.98 | 0.59 | 43.29 | 5.766 | 703 | 75.02 | 360 | 359 | 1 |
| 950,000.01 - 975,000.00 | 1 | 971,768.81 | 0.31 | 32.66 | 6.990 | 591 | 65.00 | 360 | 356 | 4 |
| over 1,000,000.01 | 5 | 5,183,952.13 | 1.64 | 34.34 | 6.266 | 652 | 62.10 | 360 | 357 | 3 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

Average: $185,064.90
Lowest: $49,716.65
Highest: $1,095,069.82



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**4. Original Term to Maturity**

| Original Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 120 | 2 | $116,364.51 | 0.04% | 27.57% | 8.123% | 546 | 42.88% | 120 | 119 | 1 |
| 180 | 31 | 2,436,043.94 | 0.77 | 42.49 | 8.574 | 586 | 61.40 | 180 | 178 | 2 |
| 240 | 30 | 2,709,342.76 | 0.86 | 40.93 | 8.987 | 608 | 67.56 | 240 | 237 | 3 |
| 360 | 1,642 | 310,273,897.71 | 98.33 | 43.63 | 7.485 | 584 | 74.14 | 360 | 358 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**5. Remaining Term to Maturity**

| Remaining Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 116 - 120 | 2 | $116,364.51 | 0.04% | 27.57% | 8.123% | 546 | 42.88% | 120 | 119 | 1 |
| 171 - 175 | 4 | 273,612.63 | 0.09 | 40.07 | 9.110 | 580 | 57.65 | 180 | 175 | 5 |
| 176 - 180 | 27 | 2,162,431.31 | 0.69 | 42.80 | 8.507 | 587 | 61.87 | 180 | 178 | 2 |
| 231 - 235 | 4 | 331,628.54 | 0.11 | 39.54 | 9.171 | 597 | 52.47 | 240 | 233 | 7 |
| 236 - 240 | 26 | 2,377,714.22 | 0.75 | 41.14 | 8.961 | 609 | 69.66 | 240 | 238 | 2 |
| 351 - 355 | 146 | 26,186,162.80 | 8.30 | 44.02 | 7.571 | 588 | 73.15 | 360 | 355 | 5 |
| 356 - 360 | 1,496 | 284,087,734.91 | 90.03 | 43.59 | 7.478 | 584 | 74.23 | 360 | 358 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

W.A.: 355.5 months
Lowest: 119 months
Highest: 360 months

# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**6. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 801 - 850 | 1 | $107,011.34 | 0.03% | 35.83% | 6.950% | 803 | 42.00% | 360 | 359 | 1 |
| 751 - 800 | 3 | 896,748.10 | 0.28 | 39.88 | 6.258 | 781 | 58.06 | 360 | 359 | 1 |
| 701 - 750 | 21 | 4,833,616.67 | 1.53 | 41.15 | 6.815 | 728 | 67.28 | 359 | 356 | 3 |
| 651 - 700 | 113 | 21,564,534.59 | 6.83 | 43.92 | 6.583 | 670 | 70.02 | 355 | 353 | 2 |
| 601 - 650 | 401 | 85,438,432.16 | 27.08 | 44.12 | 6.731 | 622 | 74.90 | 358 | 356 | 2 |
| 551 - 600 | 611 | 112,678,303.35 | 35.71 | 42.98 | 7.514 | 577 | 76.05 | 357 | 356 | 2 |
| 501 - 550 | 530 | 87,062,815.73 | 27.59 | 44.09 | 8.501 | 526 | 72.05 | 358 | 356 | 2 |
| 451 - 500 | 8 | 1,421,722.19 | 0.45 | 47.23 | 8.646 | 500 | 74.97 | 360 | 358 | 2 |
| = 0 | 17 | 1,532,464.79 | 0.49 | 32.19 | 8.644 | 0 | 66.83 | 360 | 358 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

W.A.: 584
Lowest: 500
Highest: 803

**7. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 152 | $29,036,240.66 | 9.20% | 44.41% | 7.925% | 546 | 73.85% | 358 | 356 | 2 |
| AA | 343 | 63,436,631.77 | 20.10 | 44.09 | 7.522 | 581 | 75.37 | 358 | 355 | 2 |
| AA+ | 886 | 169,518,617.71 | 53.72 | 43.37 | 7.063 | 601 | 75.84 | 357 | 356 | 2 |
| B | 174 | 30,613,847.68 | 9.70 | 43.57 | 8.228 | 558 | 67.78 | 356 | 354 | 2 |
| C | 71 | 11,567,787.04 | 3.67 | 45.24 | 8.842 | 543 | 64.59 | 356 | 354 | 2 |
| CC | 65 | 8,629,341.64 | 2.73 | 42.15 | 10.359 | 542 | 58.34 | 358 | 356 | 2 |
| NG | 14 | 2,733,182.42 | 0.87 | 35.33 | 7.516 | 611 | 85.82 | 360 | 355 | 5 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**8. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 1,261 | $227,416,440.07 | 72.07% | 43.03% | 7.511% | 582 | 73.13% | 357 | 355 | 2 |
| PUD | 169 | 35,333,442.46 | 11.20 | 45.91 | 7.394 | 584 | 78.37 | 359 | 357 | 2 |
| 2-4 Family | 142 | 31,035,508.90 | 9.84 | 47.29 | 7.425 | 594 | 71.51 | 358 | 356 | 2 |
| Low Rise Condo | 85 | 15,754,853.02 | 4.99 | 39.73 | 7.755 | 589 | 78.42 | 356 | 354 | 2 |
| MF Housing | 41 | 4,207,520.08 | 1.33 | 40.61 | 7.842 | 608 | 81.13 | 355 | 352 | 3 |
| High Rise Condo | 6 | 1,556,774.36 | 0.49 | 47.93 | 7.722 | 603 | 80.51 | 360 | 358 | 2 |
| Coop | 1 | 231,110.03 | 0.07 | 40.91 | 6.990 | 602 | 90.00 | 360 | 359 | 1 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 1,601 | $298,478,763.92 | 94.59% | 43.41% | 7.482% | 583 | 74.20% | 358 | 356 | 2 |
| Non-Owner Occupied | 89 | 12,366,957.11 | 3.92 | 47.55 | 8.258 | 602 | 71.99 | 356 | 354 | 2 |
| Second Home | 15 | 4,689,927.89 | 1.49 | 45.09 | 7.135 | 635 | 64.74 | 355 | 352 | 3 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**10. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 1,101 | $184,404,106.79 | 58.44% | 43.68% | 7.495% | 582 | 76.71% | 357 | 355 | 2 |
| Stated Income Documentation | 586 | 127,360,636.46 | 40.36 | 43.44 | 7.508 | 587 | 70.14 | 358 | 356 | 2 |
| Lite Documentation | 12 | 2,989,896.79 | 0.95 | 44.79 | 8.419 | 574 | 71.13 | 360 | 358 | 2 |
| No Doc | 6 | 781,008.88 | 0.25 | 0.00 | 6.648 | 669 | 63.78 | 360 | 358 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**11. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 1,375 | $253,064,422.01 | 80.20% | 43.35% | 7.459% | 584 | 72.50% | 357 | 355 | 2 |
| Purchase | 248 | 45,388,125.83 | 14.38 | 44.71 | 7.655 | 595 | 82.65 | 359 | 357 | 2 |
| R/T Refi | 82 | 17,083,101.08 | 5.41 | 44.25 | 7.829 | 567 | 72.75 | 358 | 356 | 3 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**12. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 ARM | 1,125 | $212,389,761.30 | 67.31% | 44.03% | 7.625% | 573 | 74.23% | 360 | 358 | 2 |
| 2/28 ARM with 5yr IO | 144 | 41,982,525.19 | 13.31 | 44.21 | 6.668 | 611 | 83.86 | 360 | 358 | 2 |
| 30 Year Fixed | 284 | 37,415,481.07 | 11.86 | 41.77 | 7.830 | 612 | 64.62 | 360 | 358 | 2 |
| 3/27 ARM | 62 | 11,168,997.68 | 3.54 | 42.12 | 7.170 | 586 | 67.14 | 360 | 357 | 3 |
| 3/27 ARM with 5yr IO | 10 | 3,648,360.00 | 1.16 | 38.56 | 6.312 | 626 | 78.33 | 360 | 359 | 1 |
| 20 Year Fixed | 30 | 2,709,342.76 | 0.86 | 40.93 | 8.987 | 608 | 67.56 | 240 | 237 | 3 |
| 30 Year Fixed with 5yr IO | 5 | 2,073,001.67 | 0.66 | 40.91 | 6.505 | 595 | 78.26 | 360 | 357 | 3 |
| 15 Year Fixed | 25 | 1,857,645.65 | 0.59 | 42.03 | 8.844 | 591 | 58.11 | 180 | 178 | 2 |
| 30 Year Fixed Rate Reduction | 11 | 1,355,975.42 | 0.43 | 44.04 | 8.709 | 571 | 61.91 | 360 | 357 | 3 |
| 2/13 ARM | 5 | 524,107.28 | 0.17 | 43.79 | 7.266 | 575 | 70.61 | 180 | 177 | 3 |
| Other | 4 | 410,450.90 | 0.13 | 43.92 | 7.862 | 537 | 70.14 | 268 | 267 | 1 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**13. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| non-IO | 1,546 | $267,831,762.06 | 84.88% | 43.59% | 7.662% | 579 | 72.33% | 357 | 355 | 2 |
| IO | 159 | 47,703,886.86 | 15.12 | 43.64 | 6.634 | 611 | 83.20 | 360 | 358 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**14. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| no-MI | 1,705 | $315,535,648.92 | 100.00% | 43.59% | 7.507% | 584 | 73.98% | 357 | 356 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**15. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 1,705 | $315,535,648.92 | 100.00% | 43.59% | 7.507% | 584 | 73.98% | 357 | 356 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**16. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1,609 | $308,052,254.12 | 97.63% | 43.62% | 7.444% | 583 | 73.81% | 358 | 356 | 2 |
| 2 | 96 | 7,483,394.80 | 2.37 | 42.46 | 10.118 | 620 | 81.01 | 327 | 325 | 3 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

**17. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 555 | $97,159,464.36 | 30.79% | 42.96% | 7.762% | 581 | 72.22% | 356 | 354 | 2 |
| 12 | 93 | 18,636,339.26 | 5.91 | 43.04 | 7.096 | 601 | 65.05 | 356 | 354 | 2 |
| 24 | 854 | 171,074,879.92 | 54.22 | 44.13 | 7.402 | 581 | 76.85 | 360 | 358 | 2 |
| 30 | 1 | 259,741.17 | 0.08 | 31.77 | 6.000 | 637 | 57.78 | 360 | 359 | 1 |
| 36 | 202 | 28,405,224.21 | 9.00 | 43.03 | 7.551 | 605 | 68.63 | 349 | 348 | 2 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**18. Geographic Distribution**

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| California | 331 | $88,178,715.04 | 27.95% | 44.47% | 7.221% | 586 | 74.21% | 359 | 356 | 2 |
| New York | 171 | 39,569,218.21 | 12.54 | 42.89 | 7.290 | 594 | 66.58 | 356 | 354 | 2 |
| Massachusetts | 113 | 25,456,736.98 | 8.07 | 43.79 | 6.882 | 595 | 68.22 | 359 | 358 | 2 |
| Texas | 150 | 17,720,688.45 | 5.62 | 38.95 | 8.184 | 562 | 74.72 | 352 | 349 | 2 |
| Florida | 116 | 17,711,830.81 | 5.61 | 44.11 | 7.885 | 574 | 74.15 | 358 | 356 | 2 |
| New Jersey | 71 | 15,676,046.38 | 4.97 | 44.35 | 7.768 | 574 | 70.54 | 358 | 356 | 2 |
| Connecticut | 46 | 9,612,871.36 | 3.05 | 44.38 | 7.313 | 583 | 74.76 | 360 | 358 | 2 |
| Illinois | 49 | 9,234,878.07 | 2.93 | 48.34 | 7.783 | 592 | 77.30 | 359 | 357 | 2 |
| Virginia | 52 | 8,832,499.14 | 2.80 | 42.03 | 7.408 | 600 | 76.26 | 360 | 359 | 1 |
| Nevada | 39 | 7,749,497.83 | 2.46 | 45.78 | 7.126 | 603 | 73.43 | 356 | 354 | 2 |
| Maryland | 36 | 6,045,791.34 | 1.92 | 43.50 | 8.182 | 570 | 77.25 | 359 | 357 | 2 |
| Rhode Island | 32 | 5,629,302.31 | 1.78 | 48.33 | 6.756 | 600 | 72.03 | 360 | 359 | 1 |
| Pennsylvania | 46 | 5,572,048.06 | 1.77 | 44.06 | 7.794 | 573 | 77.17 | 357 | 355 | 2 |
| Michigan | 52 | 5,486,509.01 | 1.74 | 41.07 | 8.266 | 561 | 78.96 | 358 | 357 | 1 |
| Georgia | 38 | 5,375,869.01 | 1.70 | 43.50 | 8.048 | 580 | 82.02 | 355 | 353 | 2 |
| New Hampshire | 24 | 4,079,920.05 | 1.29 | 44.53 | 7.585 | 579 | 71.23 | 358 | 356 | 2 |
| Ohio | 32 | 3,864,585.65 | 1.22 | 43.74 | 9.114 | 579 | 84.11 | 354 | 352 | 2 |
| North Carolina | 33 | 3,664,634.99 | 1.16 | 35.10 | 8.568 | 572 | 82.79 | 354 | 352 | 2 |
| Arizona | 22 | 3,229,025.16 | 1.02 | 42.24 | 7.523 | 597 | 76.82 | 360 | 359 | 1 |
| Washington | 16 | 2,901,474.15 | 0.92 | 43.59 | 7.403 | 579 | 84.88 | 360 | 358 | 2 |
| Colorado | 21 | 2,722,436.56 | 0.86 | 42.61 | 7.341 | 592 | 79.94 | 360 | 358 | 2 |
| Indiana | 17 | 2,556,182.58 | 0.81 | 44.69 | 8.218 | 545 | 82.31 | 360 | 358 | 2 |
| Minnesota | 14 | 2,243,705.58 | 0.71 | 44.06 | 7.713 | 576 | 80.53 | 360 | 359 | 1 |
| Louisiana | 19 | 1,954,326.43 | 0.62 | 44.19 | 8.421 | 546 | 83.52 | 351 | 350 | 2 |
| South Carolina | 17 | 1,889,235.02 | 0.60 | 40.71 | 8.079 | 569 | 81.81 | 360 | 358 | 2 |
| Maine | 11 | 1,886,508.29 | 0.60 | 45.31 | 7.143 | 611 | 75.91 | 360 | 359 | 1 |
| Delaware | 7 | 1,818,583.89 | 0.58 | 41.25 | 7.193 | 658 | 73.43 | 353 | 351 | 1 |
| Wisconsin | 14 | 1,752,628.48 | 0.56 | 38.97 | 7.772 | 582 | 89.24 | 360 | 359 | 1 |
| Oregon | 13 | 1,750,468.19 | 0.55 | 42.86 | 7.693 | 589 | 80.89 | 360 | 358 | 2 |
| Tennessee | 20 | 1,668,318.68 | 0.53 | 39.48 | 8.714 | 569 | 84.47 | 355 | 353 | 2 |
| Alabama | 11 | 1,368,615.20 | 0.43 | 43.85 | 8.599 | 561 | 86.29 | 339 | 337 | 2 |
| Utah | 7 | 1,224,781.43 | 0.39 | 36.55 | 7.113 | 580 | 84.54 | 347 | 345 | 2 |
| Missouri | 10 | 880,423.70 | 0.28 | 41.34 | 9.119 | 565 | 77.26 | 360 | 359 | 1 |
| Vermont | 5 | 860,755.18 | 0.27 | 41.39 | 6.337 | 593 | 74.28 | 360 | 358 | 2 |
| Oklahoma | 6 | 817,575.18 | 0.26 | 57.65 | 7.733 | 584 | 80.45 | 360 | 358 | 2 |
| Kentucky | 10 | 796,337.32 | 0.25 | 41.70 | 9.067 | 559 | 70.45 | 348 | 347 | 1 |
| Kansas | 8 | 715,667.79 | 0.23 | 38.22 | 7.958 | 581 | 85.57 | 360 | 358 | 2 |
| Arkansas | 7 | 614,783.68 | 0.19 | 33.88 | 8.847 | 559 | 89.00 | 360 | 359 | 1 |
| Hawaii | 3 | 560,570.76 | 0.18 | 50.68 | 7.038 | 551 | 71.32 | 335 | 332 | 3 |
| Mississippi | 5 | 513,495.72 | 0.16 | 43.52 | 9.290 | 554 | 83.45 | 329 | 323 | 6 |
| Nebraska | 3 | 465,465.14 | 0.15 | 46.67 | 7.716 | 601 | 87.29 | 360 | 359 | 1 |
| Montana | 2 | 255,861.32 | 0.08 | 25.27 | 9.122 | 515 | 53.78 | 360 | 359 | 1 |
| Idaho | 2 | 229,509.84 | 0.07 | 33.50 | 6.987 | 571 | 72.20 | 360 | 359 | 1 |
| Iowa | 2 | 170,710.01 | 0.05 | 43.87 | 9.188 | 564 | 84.85 | 360 | 359 | 1 |
| Alaska | 1 | 161,360.95 | 0.05 | 55.37 | 6.750 | 535 | 70.22 | 360 | 359 | 1 |
| Wyoming | 1 | 65,200.00 | 0.02 | 43.05 | 6.250 | 605 | 80.00 | 360 | 359 | 1 |
| **Total:** | **1,705** | **$315,535,648.92** | **100.00%** | **43.59%** | **7.507%** | **584** | **73.98%** | **357** | **356** | **2** |

# OOMLT 2005-1
## Marketing Pool
## Loans without Mortgage Insurance

**19. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 1 | $197,746.29 | 0.07% | 23.45% | 4.650% | 651 | 52.11% | 360 | 359 | 1 |
| 3.001 - 3.500 | 17 | 2,960,861.49 | 1.10 | 30.37 | 5.400 | 626 | 57.55 | 360 | 359 | 1 |
| 3.501 - 4.000 | 71 | 19,691,931.29 | 7.29 | 42.35 | 5.839 | 649 | 66.64 | 360 | 358 | 2 |
| 4.001 - 4.500 | 119 | 25,979,693.59 | 9.62 | 45.14 | 6.234 | 609 | 71.60 | 359 | 357 | 2 |
| 4.501 - 5.000 | 165 | 42,883,341.38 | 15.89 | 44.64 | 6.524 | 604 | 73.59 | 360 | 358 | 2 |
| 5.001 - 5.500 | 198 | 46,191,927.71 | 17.11 | 44.81 | 7.098 | 586 | 77.51 | 360 | 358 | 2 |
| 5.501 - 6.000 | 189 | 37,686,396.48 | 13.96 | 44.42 | 7.442 | 569 | 78.40 | 359 | 357 | 2 |
| 6.001 - 6.500 | 195 | 32,121,373.57 | 11.90 | 42.82 | 8.092 | 559 | 80.19 | 359 | 357 | 2 |
| 6.501 - 7.000 | 142 | 24,616,402.89 | 9.12 | 44.47 | 8.488 | 541 | 76.58 | 360 | 357 | 3 |
| 7.001 - 7.500 | 86 | 16,086,732.73 | 5.96 | 44.93 | 8.872 | 543 | 78.05 | 360 | 358 | 2 |
| 7.501 - 8.000 | 103 | 13,629,096.64 | 5.05 | 42.32 | 9.664 | 540 | 76.20 | 359 | 357 | 2 |
| 8.001 - 8.500 | 23 | 2,905,709.93 | 1.08 | 43.43 | 9.472 | 540 | 80.49 | 360 | 358 | 2 |
| 8.501 - 9.000 | 17 | 2,029,404.48 | 0.75 | 38.40 | 10.579 | 542 | 72.84 | 360 | 357 | 3 |
| 9.001 - 9.500 | 11 | 1,531,427.03 | 0.57 | 39.83 | 11.360 | 542 | 70.58 | 360 | 358 | 2 |
| 9.501 - 10.000 | 10 | 1,441,501.33 | 0.53 | 39.37 | 11.406 | 521 | 61.62 | 360 | 359 | 1 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |

W.A.: 5.650%
Lowest: 3.000%
Highest: 9.990%

**20. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 8 | $2,039,374.42 | 0.76% | 48.83% | 7.017% | 565 | 68.39% | 360 | 357 | 3 |
| 2.000 | 8 | 2,560,654.87 | 0.95 | 48.17 | 8.224 | 553 | 70.23 | 360 | 357 | 3 |
| 3.000 | 1,330 | 265,187,866.54 | 98.23 | 43.83 | 7.434 | 580 | 75.59 | 360 | 358 | 2 |
| 4.000 | 1 | 165,651.00 | 0.06 | 37.91 | 7.400 | 578 | 80.00 | 360 | 358 | 2 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |

W.A.: 2.976%
Lowest: 1.000%
Highest: 4.000%

# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**21. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 1,311 | $260,206,071.50 | 96.39% | 43.94% | 7.443% | 580 | 75.63% | 360 | 358 | 2 |
| 1.500 | 32 | 8,635,223.51 | 3.20 | 43.06 | 7.263 | 582 | 73.32 | 360 | 357 | 3 |
| 2.000 | 4 | 1,112,251.82 | 0.41 | 42.96 | 7.754 | 562 | 57.73 | 360 | 356 | 4 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |

W.A.: 1.020%
Lowest: 1.000%
Highest: 2.000%

**22. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.501 - 11.000 | 12 | $3,139,742.45 | 1.16% | 40.85% | 4.913% | 633 | 65.12% | 360 | 358 | 2 |
| 11.001 - 11.500 | 41 | 10,378,541.77 | 3.84 | 46.12 | 5.319 | 613 | 66.41 | 357 | 355 | 2 |
| 11.501 - 12.000 | 104 | 25,922,729.84 | 9.60 | 44.93 | 5.837 | 614 | 73.35 | 360 | 358 | 2 |
| 12.001 - 12.500 | 146 | 36,472,445.72 | 13.51 | 44.22 | 6.292 | 616 | 72.80 | 360 | 358 | 2 |
| 12.501 - 13.000 | 156 | 40,853,224.73 | 15.13 | 43.78 | 6.794 | 596 | 74.92 | 359 | 358 | 2 |
| 13.001 - 13.500 | 141 | 28,510,692.30 | 10.56 | 44.10 | 7.266 | 574 | 77.36 | 360 | 358 | 2 |
| 13.501 - 14.000 | 194 | 42,230,971.64 | 15.64 | 45.10 | 7.740 | 566 | 78.87 | 360 | 358 | 2 |
| 14.001 - 14.500 | 132 | 23,815,364.19 | 8.82 | 43.65 | 8.236 | 561 | 80.30 | 359 | 357 | 2 |
| 14.501 - 15.000 | 170 | 26,329,720.27 | 9.75 | 42.46 | 8.733 | 549 | 77.46 | 360 | 358 | 2 |
| 15.001 - 15.500 | 84 | 13,631,275.30 | 5.05 | 45.30 | 9.030 | 545 | 75.13 | 360 | 358 | 2 |
| 15.501 - 16.000 | 64 | 7,773,322.26 | 2.88 | 41.66 | 9.725 | 539 | 73.41 | 360 | 358 | 2 |
| 16.001 - 16.500 | 29 | 2,850,484.53 | 1.06 | 39.70 | 10.323 | 539 | 77.75 | 360 | 358 | 2 |
| 16.501 - 17.000 | 19 | 2,152,821.90 | 0.80 | 41.96 | 10.508 | 533 | 72.23 | 354 | 351 | 2 |
| 17.001 - 17.500 | 28 | 2,770,224.77 | 1.03 | 38.44 | 11.222 | 534 | 72.69 | 360 | 358 | 2 |
| 17.501 - 18.000 | 20 | 2,543,386.59 | 0.94 | 34.00 | 11.813 | 520 | 65.84 | 360 | 358 | 2 |
| 18.001 - 18.500 | 6 | 462,276.72 | 0.17 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 18.501 - 19.000 | 1 | 116,321.85 | 0.04 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |

W.A.: 13.487%
Lowest: 10.650%
Highest: 18.750%



# OOMLT 2005-1
# Marketing Pool
# Loans without Mortgage Insurance

**23. Minimum Rate**

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 1 | $54,594.66 | 0.02% | 22.57% | 7.300% | 627 | 57.89% | 360 | 353 | 7 |
| 4.501 - 5.000 | 12 | 3,139,742.45 | 1.16 | 40.85 | 4.913 | 633 | 65.12 | 360 | 358 | 2 |
| 5.001 - 5.500 | 45 | 11,239,692.03 | 4.16 | 45.99 | 5.418 | 612 | 67.03 | 357 | 355 | 2 |
| 5.501 - 6.000 | 107 | 27,211,937.85 | 10.08 | 45.16 | 5.846 | 614 | 73.50 | 360 | 358 | 2 |
| 6.001 - 6.500 | 152 | 38,340,229.53 | 14.20 | 43.57 | 6.305 | 615 | 72.76 | 360 | 358 | 2 |
| 6.501 - 7.000 | 166 | 43,128,198.57 | 15.98 | 43.73 | 6.843 | 594 | 74.71 | 359 | 357 | 2 |
| 7.001 - 7.500 | 134 | 26,421,924.45 | 9.79 | 44.80 | 7.319 | 575 | 78.31 | 360 | 358 | 2 |
| 7.501 - 8.000 | 189 | 40,484,708.40 | 15.00 | 44.87 | 7.811 | 564 | 79.18 | 360 | 358 | 2 |
| 8.001 - 8.500 | 141 | 26,455,253.30 | 9.80 | 44.36 | 8.305 | 555 | 79.15 | 359 | 357 | 2 |
| 8.501 - 9.000 | 165 | 25,543,354.51 | 9.46 | 42.51 | 8.786 | 548 | 78.28 | 360 | 358 | 2 |
| 9.001 - 9.500 | 72 | 9,778,862.89 | 3.62 | 44.68 | 9.257 | 545 | 74.62 | 360 | 358 | 2 |
| 9.501 - 10.000 | 66 | 8,136,652.46 | 3.01 | 41.77 | 9.789 | 539 | 71.30 | 360 | 358 | 2 |
| 10.001 - 10.500 | 28 | 2,736,131.48 | 1.01 | 40.55 | 10.322 | 540 | 77.65 | 360 | 358 | 2 |
| 10.501 - 11.000 | 16 | 1,546,105.37 | 0.57 | 42.96 | 10.773 | 535 | 77.43 | 351 | 350 | 2 |
| 11.001 - 11.500 | 27 | 2,674,136.84 | 0.99 | 37.93 | 11.263 | 533 | 72.09 | 360 | 358 | 2 |
| 11.501 - 12.000 | 19 | 2,483,423.47 | 0.92 | 33.78 | 11.816 | 520 | 66.08 | 360 | 358 | 2 |
| 12.001 - 12.500 | 6 | 462,276.72 | 0.17 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 12.501 - 13.000 | 1 | 116,321.85 | 0.04 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |

W.A.: 7.427%
Lowest: 4.350%
Highest: 12.750%

# OOMLT 2005-1
## Marketing Pool
## Loans without Mortgage Insurance

**24. Next Rate Adjustment Date**

| Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2005-06-01 | 1 | $239,795.38 | 0.09% | 51.44% | 6.800% | 536 | 80.00% | 360 | 359 | 1 |
| 2006-03-17 | 1 | 200,469.16 | 0.07 | 52.69 | 8.500 | 519 | 90.00 | 360 | 351 | 9 |
| 2006-04-01 | 2 | 594,246.09 | 0.22 | 50.30 | 6.353 | 533 | 75.63 | 360 | 351 | 9 |
| 2006-06-01 | 7 | 1,462,546.06 | 0.54 | 45.63 | 7.417 | 605 | 83.01 | 360 | 353 | 7 |
| 2006-07-01 | 22 | 5,524,184.32 | 2.05 | 44.48 | 7.328 | 580 | 79.36 | 358 | 352 | 6 |
| 2006-08-01 | 79 | 12,376,998.15 | 4.58 | 44.17 | 7.749 | 582 | 73.87 | 359 | 354 | 5 |
| 2006-09-01 | 109 | 20,109,644.85 | 7.45 | 42.41 | 7.949 | 571 | 75.02 | 359 | 355 | 4 |
| 2006-10-01 | 116 | 26,494,421.21 | 9.81 | 45.22 | 7.240 | 573 | 75.06 | 360 | 357 | 3 |
| 2006-11-01 | 155 | 35,130,202.27 | 13.01 | 42.80 | 7.219 | 581 | 71.96 | 360 | 358 | 2 |
| 2006-12-01 | 774 | 152,037,495.66 | 56.32 | 44.28 | 7.482 | 581 | 76.91 | 360 | 359 | 1 |
| 2007-01-01 | 9 | 966,186.00 | 0.36 | 44.67 | 7.991 | 581 | 69.01 | 360 | 360 | 0 |
| 2007-07-01 | 2 | 709,342.47 | 0.26 | 43.81 | 6.183 | 638 | 63.19 | 360 | 354 | 6 |
| 2007-08-01 | 4 | 1,638,808.41 | 0.61 | 41.78 | 6.779 | 599 | 43.24 | 360 | 355 | 5 |
| 2007-09-01 | 7 | 1,004,799.37 | 0.37 | 39.96 | 7.694 | 558 | 72.07 | 360 | 356 | 4 |
| 2007-10-01 | 9 | 1,408,905.29 | 0.52 | 45.21 | 7.226 | 578 | 69.60 | 360 | 357 | 3 |
| 2007-11-01 | 10 | 2,364,567.68 | 0.88 | 41.74 | 6.367 | 601 | 70.93 | 360 | 358 | 2 |
| 2007-12-01 | 39 | 7,535,934.46 | 2.79 | 39.84 | 7.096 | 598 | 75.48 | 360 | 359 | 1 |
| 2008-01-01 | 1 | 155,000.00 | 0.06 | 56.41 | 7.575 | 578 | 83.78 | 360 | 360 | 0 |
| **Total:** | **1,347** | **$269,953,546.83** | **100.00%** | **43.91%** | **7.439%** | **580** | **75.49%** | **360** | **358** | **2** |



*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*



# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 18 | $4,350,805.10 | 3.34% | 4.940% | 684 | 80.00% | 98.74% | 3 |
| 5.001 - 5.500 | 47 | 10,229,183.50 | 7.84 | 5.358 | 676 | 79.82 | 99.29 | 2 |
| 5.501 - 6.000 | 100 | 21,129,717.57 | 16.20 | 5.792 | 656 | 79.61 | 98.63 | 2 |
| 6.001 - 6.500 | 162 | 32,685,462.42 | 25.06 | 6.286 | 660 | 79.10 | 97.70 | 2 |
| 6.501 - 7.000 | 164 | 27,278,466.38 | 20.91 | 6.795 | 642 | 79.13 | 98.01 | 2 |
| 7.001 - 7.500 | 104 | 14,647,027.41 | 11.23 | 7.277 | 642 | 79.36 | 98.59 | 2 |
| 7.501 - 8.000 | 85 | 9,930,141.62 | 7.61 | 7.734 | 635 | 79.48 | 99.24 | 2 |
| 8.001 - 8.500 | 33 | 3,742,526.45 | 2.87 | 8.235 | 603 | 80.26 | 97.65 | 2 |
| 8.501 - 9.000 | 23 | 2,945,731.01 | 2.26 | 8.739 | 589 | 78.91 | 92.93 | 2 |
| 9.001 - 9.500 | 11 | 1,923,483.23 | 1.47 | 9.271 | 561 | 70.83 | 83.34 | 3 |
| 9.501 - 10.000 | 4 | 665,159.50 | 0.51 | 9.937 | 578 | 77.87 | 83.08 | 3 |
| 10.001 - 10.500 | 4 | 421,113.54 | 0.32 | 10.202 | 571 | 78.65 | 93.96 | 2 |
| 10.501 - 11.000 | 4 | 305,355.25 | 0.23 | 10.733 | 525 | 78.04 | 97.43 | 1 |
| 11.001 - 11.500 | 1 | 67,976.28 | 0.05 | 11.100 | 520 | 80.00 | 86.80 | 1 |
| 11.501 - 12.000 | 2 | 122,462.84 | 0.09 | 11.741 | 514 | 72.84 | 82.57 | 1 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

W.A.: 6.621%
Lowest: 4.850%
Highest: 11.950%



# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**2. Combined Original LTV**

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 40.01 - 45.00 | 2 | $559,935.10 | 0.43% | 8.967% | 527 | 43.59% | 52.00% | 2 |
| 45.01 - 50.00 | 1 | 142,806.58 | 0.11 | 9.950 | 517 | 46.89 | 47.00 | 3 |
| 55.01 - 60.00 | 3 | 794,215.98 | 0.61 | 6.982 | 590 | 58.50 | 74.18 | 2 |
| 60.01 - 65.00 | 5 | 1,407,523.41 | 1.08 | 7.349 | 591 | 64.45 | 78.67 | 3 |
| 65.01 - 70.00 | 12 | 4,165,691.31 | 3.19 | 7.002 | 642 | 69.87 | 82.76 | 2 |
| 70.01 - 75.00 | 8 | 1,476,751.61 | 1.13 | 7.055 | 633 | 72.88 | 87.07 | 2 |
| 75.01 - 80.00 | 717 | 119,222,785.32 | 91.40 | 6.538 | 651 | 79.95 | 99.25 | 2 |
| 80.01 - 85.00 | 6 | 924,649.40 | 0.71 | 8.330 | 578 | 84.15 | 94.85 | 2 |
| 85.01 - 90.00 | 8 | 1,750,253.39 | 1.34 | 8.335 | 637 | 89.91 | 95.00 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

W.A.: 79.22%
Lowest: 40.37%
Highest: 90.00%

# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 1 | $49,965.41 | 0.04% | 7.850% | 514 | 80.00% | 100.00% | 1 |
| 50,000.01 - 75,000.00 | 88 | 5,831,176.46 | 4.47 | 7.825 | 629 | 79.28 | 99.26 | 1 |
| 75,000.01 - 100,000.00 | 88 | 7,871,365.24 | 6.03 | 7.369 | 632 | 79.49 | 98.76 | 2 |
| 100,000.01 - 125,000.00 | 140 | 15,707,076.99 | 12.04 | 6.918 | 648 | 79.65 | 99.34 | 1 |
| 125,000.01 - 150,000.00 | 111 | 15,185,090.61 | 11.64 | 6.753 | 642 | 79.65 | 98.67 | 2 |
| 150,000.01 - 175,000.00 | 72 | 11,546,536.53 | 8.85 | 6.392 | 646 | 80.03 | 99.23 | 1 |
| 175,000.01 - 200,000.00 | 57 | 10,713,016.96 | 8.21 | 6.390 | 640 | 79.97 | 99.36 | 2 |
| 200,000.01 - 225,000.00 | 42 | 8,894,729.52 | 6.82 | 6.614 | 642 | 79.97 | 99.30 | 2 |
| 225,000.01 - 250,000.00 | 31 | 7,373,760.06 | 5.65 | 6.356 | 652 | 79.04 | 97.86 | 2 |
| 250,000.01 - 275,000.00 | 28 | 7,316,011.12 | 5.61 | 6.367 | 659 | 80.25 | 98.70 | 2 |
| 275,000.01 - 300,000.00 | 21 | 6,034,912.40 | 4.63 | 6.476 | 646 | 79.54 | 98.28 | 2 |
| 300,000.01 - 325,000.00 | 19 | 5,909,797.44 | 4.53 | 6.159 | 655 | 79.65 | 99.09 | 2 |
| 325,000.01 - 350,000.00 | 17 | 5,741,723.18 | 4.40 | 6.135 | 655 | 79.95 | 99.07 | 1 |
| 350,000.01 - 375,000.00 | 11 | 3,961,034.03 | 3.04 | 6.577 | 671 | 80.00 | 97.72 | 2 |
| 375,000.01 - 400,000.00 | 10 | 3,863,104.20 | 2.96 | 6.204 | 662 | 79.97 | 97.64 | 2 |
| 400,000.01 - 425,000.00 | 3 | 1,219,654.00 | 0.93 | 5.769 | 630 | 77.08 | 88.81 | 2 |
| 425,000.01 - 450,000.00 | 5 | 2,172,030.44 | 1.67 | 6.710 | 601 | 75.54 | 92.10 | 2 |
| 450,000.01 - 475,000.00 | 2 | 917,542.08 | 0.70 | 5.848 | 708 | 80.00 | 97.51 | 3 |
| 475,000.01 - 500,000.00 | 6 | 2,960,495.18 | 2.27 | 6.849 | 665 | 72.94 | 90.86 | 3 |
| 525,000.01 - 550,000.00 | 2 | 1,084,092.31 | 0.83 | 5.606 | 696 | 80.00 | 93.19 | 6 |
| 550,000.01 - 575,000.00 | 2 | 1,129,626.74 | 0.87 | 6.501 | 647 | 85.01 | 97.50 | 1 |
| 575,000.01 - 600,000.00 | 2 | 1,172,205.47 | 0.90 | 6.517 | 715 | 80.00 | 100.00 | 3 |
| 725,000.01 - 750,000.00 | 1 | 750,000.00 | 0.57 | 6.500 | 636 | 69.77 | 83.72 | 1 |
| 950,000.01 - 975,000.00 | 1 | 971,768.81 | 0.74 | 6.990 | 591 | 65.00 | 74.20 | 4 |
| over 1,000,000.01 | 2 | 2,067,896.92 | 1.59 | 6.374 | 695 | 70.00 | 80.84 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

Average: $171,187.15
Lowest: $49,965.41
Highest: $1,050,000.00



# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**4. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 751 - 800 | 10 | $1,971,213.56 | 1.51% | 5.919% | 767 | 80.00% | 100.00% | 2 |
| 701 - 750 | 65 | 13,370,661.13 | 10.25 | 6.195 | 722 | 79.37 | 98.54 | 2 |
| 651 - 700 | 219 | 40,696,061.84 | 31.20 | 6.387 | 673 | 79.78 | 98.99 | 2 |
| 601 - 650 | 403 | 63,422,906.44 | 48.62 | 6.647 | 627 | 79.59 | 98.55 | 2 |
| 551 - 600 | 34 | 6,404,606.44 | 4.91 | 7.330 | 583 | 75.67 | 90.67 | 2 |
| 501 - 550 | 28 | 4,300,164.87 | 3.30 | 8.964 | 524 | 73.00 | 84.61 | 3 |
| = 0 | 3 | 278,997.82 | 0.21 | 7.744 | 0 | 80.00 | 99.08 | 1 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

W.A.: 648
Lowest: 503
Highest: 792

**5. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| A | 15 | $2,534,489.85 | 1.94% | 6.995% | 613 | 75.01% | 90.75% | 1 |
| AA | 35 | 5,651,184.70 | 4.33 | 7.124 | 623 | 80.67 | 97.18 | 2 |
| AA+ | 668 | 115,533,595.37 | 88.57 | 6.534 | 652 | 79.59 | 98.53 | 2 |
| B | 12 | 1,945,105.60 | 1.49 | 8.262 | 544 | 64.65 | 78.99 | 2 |
| C | 2 | 399,019.80 | 0.31 | 9.526 | 517 | 71.50 | 79.79 | 4 |
| CC | 5 | 686,590.29 | 0.53 | 9.704 | 533 | 62.46 | 70.48 | 3 |
| NG | 25 | 3,694,626.49 | 2.83 | 6.575 | 654 | 80.00 | 100.00 | 5 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**6. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| Single Family | 564 | $92,916,523.16 | 71.23% | 6.626% | 646 | 79.00% | 97.85% | 2 |
| PUD | 102 | 17,087,535.49 | 13.10 | 6.655 | 643 | 79.87 | 98.80 | 1 |
| 2-4 Family | 48 | 12,064,420.41 | 9.25 | 6.557 | 660 | 80.43 | 98.12 | 2 |
| Low Rise Condo | 43 | 7,026,217.11 | 5.39 | 6.583 | 660 | 78.45 | 95.15 | 2 |
| High Rise Condo | 5 | 1,349,915.93 | 1.03 | 6.636 | 672 | 80.00 | 99.07 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

**7. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 758 | $129,733,061.20 | 99.45% | 6.621% | 648 | 79.21% | 97.88% | 2 |
| Second Home | 2 | 382,836.49 | 0.29 | 6.329 | 686 | 80.00 | 97.91 | 1 |
| Non-Owner Occupied | 2 | 328,714.41 | 0.25 | 6.724 | 657 | 82.36 | 90.90 | 1 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

**8. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| Full Documentation | 534 | $80,112,637.24 | 61.42% | 6.639% | 638 | 79.42% | 98.43% | 2 |
| Stated Income Documentation | 226 | 49,755,979.45 | 38.14 | 6.595 | 663 | 78.91 | 96.98 | 2 |
| Lite Documentation | 2 | 575,995.41 | 0.44 | 6.379 | 656 | 79.49 | 96.57 | 1 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |



# OOMLT 2005-1
## Marketing Pool
## Loans with Silent Seconds

**9. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| Purchase | 614 | $100,993,314.51 | 77.42% | 6.651% | 650 | 79.93% | 99.10% | 2 |
| C/O Refi | 124 | 24,637,923.85 | 18.89 | 6.461 | 644 | 77.05 | 94.04 | 1 |
| R/T Refi | 24 | 4,813,373.74 | 3.69 | 6.813 | 627 | 75.68 | 91.49 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

**10. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 2/28 ARM | 509 | $80,519,309.16 | 61.73% | 6.688% | 642 | 79.18% | 97.65% | 2 |
| 2/28 ARM with 5yr IO | 120 | 28,521,355.25 | 21.86 | 6.148 | 659 | 79.54 | 99.14 | 2 |
| 30 Year Fixed | 85 | 12,214,304.99 | 9.36 | 7.427 | 655 | 80.04 | 99.20 | 2 |
| 3/27 ARM | 35 | 5,470,929.19 | 4.19 | 6.440 | 662 | 78.73 | 97.94 | 2 |
| 3/27 ARM with 5yr IO | 6 | 2,370,080.00 | 1.82 | 6.211 | 643 | 74.01 | 82.60 | 1 |
| 30 Year Fixed with 5yr IO | 3 | 821,520.00 | 0.63 | 6.632 | 675 | 80.00 | 99.65 | 1 |
| 15 Year Fixed | 2 | 227,312.58 | 0.17 | 7.535 | 652 | 80.00 | 100.00 | 1 |
| 6 month ARM | 1 | 196,971.50 | 0.15 | 5.750 | 673 | 80.00 | 95.00 | 3 |
| 20 Year Fixed | 1 | 102,829.43 | 0.08 | 8.200 | 555 | 68.67 | 89.37 | 1 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

**11. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| non-IO | 633 | $98,731,656.85 | 75.69% | 6.767% | 644 | 79.25% | 97.85% | 2 |
| IO | 129 | 31,712,955.25 | 24.31 | 6.165 | 658 | 79.14 | 97.92 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

### 12. Mortgage Insurance Provider

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| no-MI | 72 | $15,962,860.55 | 12.24% | 6.965% | 610 | 75.09% | 90.55% | 2 |
| MI | 690 | 114,481,751.55 | 87.76 | 6.573 | 653 | 79.80 | 98.88 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

### 13. Amortization

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 762 | $130,444,612.10 | 100.00% | 6.621% | 648 | 79.22% | 97.87% | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

### 14. Lien Position

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 1 | 762 | $130,444,612.10 | 100.00% | 6.621% | 648 | 79.22% | 97.87% | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

### 15. Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 0 | 158 | $28,929,091.95 | 22.18% | 6.735% | 651 | 79.09% | 97.06% | 2 |
| 12 | 29 | 6,599,082.66 | 5.06 | 6.505 | 654 | 79.00 | 96.90 | 2 |
| 24 | 481 | 81,499,062.48 | 62.48 | 6.503 | 645 | 79.26 | 98.17 | 2 |
| 36 | 94 | 13,417,375.01 | 10.29 | 7.150 | 653 | 79.38 | 98.23 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**16. Geographic Distribution**

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| California | 74 | $23,780,673.23 | 18.23% | 6.141% | 663 | 78.41% | 96.30% | 2 |
| New York | 54 | 14,433,061.54 | 11.06 | 6.392 | 656 | 79.09 | 96.46 | 1 |
| Massachusetts | 44 | 10,158,680.07 | 7.79 | 6.236 | 656 | 79.35 | 97.77 | 2 |
| Florida | 54 | 7,438,472.83 | 5.70 | 6.816 | 647 | 79.87 | 99.16 | 1 |
| Texas | 50 | 6,608,509.81 | 5.07 | 7.207 | 639 | 78.30 | 95.45 | 2 |
| Colorado | 35 | 5,460,529.94 | 4.19 | 6.048 | 638 | 80.00 | 99.53 | 1 |
| Michigan | 38 | 4,819,719.47 | 3.69 | 6.986 | 633 | 79.83 | 98.87 | 1 |
| Virginia | 23 | 4,213,277.57 | 3.23 | 6.847 | 642 | 79.59 | 99.59 | 2 |
| Georgia | 28 | 3,731,115.82 | 2.86 | 7.354 | 637 | 79.04 | 99.33 | 1 |
| Ohio | 27 | 3,374,892.05 | 2.59 | 7.451 | 633 | 80.11 | 99.20 | 2 |
| Other | 335 | 46,425,679.77 | 35.59 | 6.797 | 642 | 79.45 | 98.59 | 2 |
| **Total:** | **762** | **$130,444,612.10** | **100.00%** | **6.621%** | **648** | **79.22%** | **97.87%** | **2** |

**17. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 6 | $1,237,638.05 | 1.06% | 5.344% | 671 | 78.65% | 100.00% | 1 |
| 3.001 - 3.500 | 27 | 6,357,351.15 | 5.43 | 5.353 | 687 | 80.00 | 99.78 | 2 |
| 3.501 - 4.000 | 91 | 20,690,760.37 | 17.67 | 5.856 | 672 | 79.05 | 97.28 | 2 |
| 4.001 - 4.500 | 192 | 35,900,597.21 | 30.66 | 6.290 | 656 | 79.79 | 99.03 | 2 |
| 4.501 - 5.000 | 182 | 28,333,897.97 | 24.20 | 6.704 | 637 | 78.91 | 97.59 | 2 |
| 5.001 - 5.500 | 94 | 13,799,928.62 | 11.79 | 7.119 | 627 | 79.50 | 98.33 | 2 |
| 5.501 - 6.000 | 41 | 4,061,494.55 | 3.47 | 7.691 | 619 | 80.22 | 98.77 | 2 |
| 6.001 - 6.500 | 14 | 2,834,403.15 | 2.42 | 8.131 | 574 | 71.77 | 86.59 | 2 |
| 6.501 - 7.000 | 10 | 2,054,225.97 | 1.75 | 8.537 | 589 | 74.43 | 89.16 | 4 |
| 7.001 - 7.500 | 5 | 810,058.14 | 0.69 | 8.797 | 540 | 79.45 | 87.69 | 3 |
| 7.501 - 8.000 | 5 | 469,683.06 | 0.40 | 9.924 | 544 | 74.57 | 91.01 | 2 |
| 8.001 - 8.500 | 2 | 290,352.16 | 0.25 | 10.207 | 647 | 87.74 | 95.50 | 2 |
| 8.501 - 9.000 | 1 | 179,771.63 | 0.15 | 10.250 | 598 | 90.00 | 95.00 | 3 |
| 9.501 - 10.000 | 1 | 58,483.07 | 0.05 | 11.950 | 525 | 65.00 | 68.98 | 1 |
| **Total:** | **671** | **$117,078,645.10** | **100.00%** | **6.534%** | **647** | **79.14%** | **97.72%** | **2** |

W.A.: 4.558%
Lowest: 2.740%
Highest: 9.600%



# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**18. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 1 | $196,971.50 | 0.17% | 5.750% | 673 | 80.00% | 95.00% | 3 |
| 3.000 | 670 | 116,881,673.60 | 99.83 | 6.535 | 647 | 79.14 | 97.72 | 2 |
| **Total:** | **671** | **$117,078,645.10** | **100.00%** | **6.534%** | **647** | **79.14%** | **97.72%** | **2** |

W.A.: 2.997%
Lowest: 1.000%
Highest: 3.000%

**19. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 1.000 | 664 | $115,069,215.57 | 98.28% | 6.535% | 647 | 79.16% | 97.87% | 2 |
| 1.500 | 7 | 2,009,429.53 | 1.72 | 6.467 | 636 | 78.22 | 89.08 | 4 |
| **Total:** | **671** | **$117,078,645.10** | **100.00%** | **6.534%** | **647** | **79.14%** | **97.72%** | **2** |

W.A.: 1.009%
Lowest: 1.000%
Highest: 1.500%

 

# OOMLT 2005-1
# Marketing Pool
# Loans with Silent Seconds

**20. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 10.501 - 11.000 | 17 | $3,804,312.79 | 3.25% | 4.950% | 675 | 80.00% | 100.00% | 2 |
| 11.001 - 11.500 | 46 | 9,829,183.50 | 8.40 | 5.362 | 675 | 79.83 | 99.48 | 2 |
| 11.501 - 12.000 | 97 | 20,207,117.53 | 17.26 | 5.763 | 656 | 79.77 | 98.88 | 2 |
| 12.001 - 12.500 | 149 | 30,083,796.34 | 25.70 | 6.270 | 659 | 79.04 | 97.52 | 2 |
| 12.501 - 13.000 | 148 | 24,814,977.63 | 21.20 | 6.769 | 641 | 78.93 | 97.49 | 2 |
| 13.001 - 13.500 | 88 | 12,405,637.44 | 10.60 | 7.240 | 639 | 79.55 | 98.70 | 2 |
| 13.501 - 14.000 | 70 | 8,655,785.83 | 7.39 | 7.731 | 624 | 79.21 | 98.21 | 2 |
| 14.001 - 14.500 | 23 | 2,706,705.22 | 2.31 | 8.022 | 617 | 79.50 | 97.13 | 2 |
| 14.501 - 15.000 | 15 | 1,805,800.65 | 1.54 | 8.633 | 582 | 79.77 | 92.60 | 2 |
| 15.001 - 15.500 | 7 | 1,643,251.76 | 1.40 | 8.970 | 521 | 67.62 | 78.87 | 3 |
| 15.501 - 16.000 | 3 | 453,052.55 | 0.39 | 9.977 | 604 | 74.53 | 78.44 | 3 |
| 16.001 - 16.500 | 4 | 421,113.54 | 0.36 | 10.202 | 571 | 78.65 | 93.96 | 2 |
| 16.501 - 17.000 | 2 | 121,450.97 | 0.10 | 10.812 | 529 | 80.00 | 98.49 | 2 |
| 17.001 - 17.500 | 1 | 67,976.28 | 0.06 | 11.100 | 520 | 80.00 | 86.80 | 1 |
| 17.501 - 18.000 | 1 | 58,483.07 | 0.05 | 11.950 | 525 | 65.00 | 68.98 | 1 |
| **Total:** | **671** | **$117,078,645.10** | **100.00%** | **6.534%** | **647** | **79.14%** | **97.72%** | **2** |

W.A.: 12.561%
Lowest: 10.850%
Highest: 17.950%



# OOMLT 2005-1
## Marketing Pool
## Loans with Silent Seconds

**21. Minimum Rate**

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Combined LTV with Silents | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 1 | $387,645.82 | 0.33% | 6.450% | 674 | 80.00% | 100.00% | 1 |
| 4.501 - 5.000 | 19 | 4,554,385.40 | 3.89 | 5.028 | 681 | 80.00 | 98.80 | 3 |
| 5.001 - 5.500 | 47 | 10,229,183.50 | 8.74 | 5.358 | 676 | 79.82 | 99.29 | 2 |
| 5.501 - 6.000 | 98 | 20,237,825.22 | 17.29 | 5.787 | 653 | 79.59 | 98.57 | 2 |
| 6.001 - 6.500 | 148 | 29,792,150.52 | 25.45 | 6.283 | 658 | 79.03 | 97.57 | 2 |
| 6.501 - 7.000 | 147 | 24,412,398.74 | 20.85 | 6.790 | 641 | 79.05 | 97.90 | 2 |
| 7.001 - 7.500 | 88 | 12,409,637.44 | 10.60 | 7.270 | 639 | 79.27 | 98.34 | 2 |
| 7.501 - 8.000 | 68 | 8,126,332.63 | 6.94 | 7.734 | 628 | 79.50 | 99.07 | 2 |
| 8.001 - 8.500 | 23 | 2,637,872.58 | 2.25 | 8.230 | 594 | 80.82 | 97.08 | 2 |
| 8.501 - 9.000 | 15 | 1,957,052.44 | 1.67 | 8.753 | 567 | 78.37 | 89.36 | 3 |
| 9.001 - 9.500 | 6 | 1,212,084.40 | 1.04 | 9.226 | 516 | 63.22 | 74.91 | 3 |
| 9.501 - 10.000 | 3 | 453,052.55 | 0.39 | 9.977 | 604 | 74.53 | 78.44 | 3 |
| 10.001 - 10.500 | 4 | 421,113.54 | 0.36 | 10.202 | 571 | 78.65 | 93.96 | 2 |
| 10.501 - 11.000 | 2 | 121,450.97 | 0.10 | 10.812 | 529 | 80.00 | 98.49 | 2 |
| 11.001 - 11.500 | 1 | 67,976.28 | 0.06 | 11.100 | 520 | 80.00 | 86.80 | 1 |
| 11.501 - 12.000 | 1 | 58,483.07 | 0.05 | 11.950 | 525 | 65.00 | 68.98 | 1 |
| **Total:** | **671** | **$117,078,645.10** | **100.00%** | **6.534%** | **647** | **79.14%** | **97.72%** | **2** |

W.A.: 6.524%
Lowest: 4.450%
Highest: 11.950%

Banc of America Securities LLC
Jan 4, 2005 12:51

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**1. Mortgage Coupons**

| Mortgage Coupons | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.501 - 5.000 | 59 | $14,570,895.54 | 1.46% | 40.77% | 4.935% | 663 | 74.45% | 360 | 358 | 2 |
| 5.001 - 5.500 | 190 | 46,357,147.76 | 4.64 | 39.73 | 5.334 | 652 | 75.22 | 359 | 357 | 2 |
| 5.501 - 6.000 | 513 | 122,537,820.41 | 12.25 | 40.23 | 5.852 | 642 | 76.63 | 359 | 357 | 2 |
| 6.001 - 6.500 | 726 | 165,107,688.68 | 16.51 | 38.97 | 6.309 | 635 | 76.85 | 358 | 356 | 2 |
| 6.501 - 7.000 | 889 | 183,952,193.16 | 18.39 | 39.07 | 6.809 | 625 | 79.38 | 358 | 356 | 2 |
| 7.001 - 7.500 | 678 | 116,343,106.67 | 11.63 | 38.93 | 7.307 | 606 | 79.50 | 358 | 356 | 2 |
| 7.501 - 8.000 | 726 | 119,088,620.72 | 11.91 | 39.40 | 7.785 | 592 | 80.30 | 357 | 355 | 2 |
| 8.001 - 8.500 | 510 | 74,501,932.15 | 7.45 | 39.31 | 8.299 | 577 | 80.22 | 357 | 355 | 2 |
| 8.501 - 9.000 | 520 | 68,206,864.03 | 6.82 | 38.96 | 8.792 | 572 | 80.10 | 356 | 354 | 2 |
| 9.001 - 9.500 | 293 | 33,449,357.28 | 3.34 | 38.51 | 9.298 | 557 | 77.92 | 353 | 352 | 2 |
| 9.501 - 10.000 | 235 | 27,697,306.90 | 2.77 | 39.25 | 9.788 | 562 | 75.96 | 355 | 353 | 2 |
| 10.001 - 10.500 | 123 | 11,508,735.73 | 1.15 | 37.96 | 10.292 | 549 | 77.30 | 355 | 353 | 2 |
| 10.501 - 11.000 | 76 | 7,708,640.61 | 0.77 | 38.38 | 10.773 | 544 | 75.84 | 350 | 348 | 2 |
| 11.001 - 11.500 | 49 | 4,319,285.19 | 0.43 | 37.20 | 11.283 | 543 | 72.91 | 360 | 358 | 2 |
| 11.501 - 12.000 | 38 | 3,769,336.45 | 0.38 | 37.15 | 11.814 | 537 | 70.13 | 345 | 343 | 2 |
| 12.001 - 12.500 | 10 | 682,121.39 | 0.07 | 39.22 | 12.274 | 524 | 63.37 | 350 | 348 | 2 |
| 12.501 - 13.000 | 3 | 266,087.37 | 0.03 | 49.28 | 12.722 | 535 | 69.96 | 329 | 327 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

W.A.: 7.214%
Lowest: 4.650%
Highest: 12.750%

**Banc of America Securities**



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**2. Combined Original LTV**

| Combined Original LTV | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 5 | $285,795.82 | 0.03% | 33.31% | 9.055% | 534 | 11.75% | 360 | 359 | 1 |
| 15.01 - 20.00 | 4 | 732,737.79 | 0.07 | 38.78 | 7.439 | 553 | 17.07 | 360 | 356 | 4 |
| 20.01 - 25.00 | 11 | 1,182,793.40 | 0.12 | 30.43 | 7.584 | 563 | 22.91 | 351 | 348 | 3 |
| 25.01 - 30.00 | 9 | 859,014.72 | 0.09 | 36.08 | 8.018 | 572 | 28.42 | 350 | 347 | 2 |
| 30.01 - 35.00 | 30 | 4,661,931.76 | 0.47 | 37.90 | 6.908 | 593 | 32.19 | 347 | 345 | 3 |
| 35.01 - 40.00 | 37 | 4,584,406.73 | 0.46 | 36.39 | 7.085 | 612 | 38.21 | 353 | 351 | 2 |
| 40.01 - 45.00 | 46 | 6,738,673.78 | 0.67 | 37.93 | 7.436 | 585 | 42.81 | 353 | 350 | 2 |
| 45.01 - 50.00 | 70 | 11,648,875.47 | 1.16 | 36.86 | 7.413 | 584 | 48.10 | 353 | 351 | 2 |
| 50.01 - 55.00 | 105 | 18,751,009.77 | 1.87 | 39.00 | 7.125 | 601 | 52.89 | 357 | 355 | 2 |
| 55.01 - 60.00 | 169 | 28,920,453.49 | 2.89 | 39.70 | 7.036 | 588 | 58.31 | 357 | 355 | 2 |
| 60.01 - 65.00 | 334 | 61,284,542.65 | 6.13 | 38.43 | 7.364 | 586 | 63.55 | 355 | 353 | 2 |
| 65.01 - 70.00 | 411 | 80,223,267.91 | 8.02 | 38.60 | 7.051 | 596 | 68.87 | 357 | 355 | 2 |
| 70.01 - 75.00 | 533 | 102,075,047.76 | 10.21 | 39.40 | 7.145 | 593 | 74.03 | 357 | 355 | 2 |
| 75.01 - 80.00 | 1,995 | 338,541,876.98 | 33.85 | 39.26 | 7.127 | 613 | 79.64 | 358 | 356 | 2 |
| 80.01 - 85.00 | 593 | 109,040,247.71 | 10.90 | 39.19 | 7.241 | 610 | 84.48 | 357 | 355 | 2 |
| 85.01 - 90.00 | 645 | 121,294,924.98 | 12.13 | 40.65 | 7.348 | 630 | 89.65 | 359 | 357 | 2 |
| 90.01 - 95.00 | 572 | 99,973,170.29 | 10.00 | 38.74 | 7.382 | 638 | 94.71 | 358 | 357 | 2 |
| 95.01 - 100.00 | 69 | 9,268,369.03 | 0.93 | 42.12 | 8.019 | 680 | 99.26 | 358 | 356 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

W.A.: 78.33%
Lowest: 10.17%
Highest: 100.00%

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**3. Principal Balance**

| Principal Balance | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| less than 50,000.00 | 67 | $3,345,615.25 | 0.33% | 30.75% | 8.785% | 596 | 64.37% | 315 | 314 | 1 |
| 50,000.01 - 75,000.00 | 797 | 49,632,249.59 | 4.96 | 34.93 | 8.763 | 591 | 78.68 | 346 | 344 | 2 |
| 75,000.01 - 100,000.00 | 756 | 66,340,265.46 | 6.63 | 35.80 | 8.146 | 596 | 77.51 | 355 | 353 | 2 |
| 100,000.01 - 125,000.00 | 682 | 76,790,882.02 | 7.68 | 37.32 | 7.695 | 605 | 78.75 | 357 | 355 | 2 |
| 125,000.01 - 150,000.00 | 666 | 91,528,906.07 | 9.15 | 37.47 | 7.396 | 601 | 77.39 | 355 | 354 | 2 |
| 150,000.01 - 175,000.00 | 507 | 82,091,379.88 | 8.21 | 37.30 | 7.139 | 610 | 78.23 | 356 | 354 | 2 |
| 175,000.01 - 200,000.00 | 441 | 83,166,053.43 | 8.32 | 39.50 | 7.157 | 607 | 77.57 | 358 | 356 | 2 |
| 200,000.01 - 225,000.00 | 350 | 74,601,816.58 | 7.46 | 39.38 | 7.113 | 605 | 77.51 | 359 | 358 | 2 |
| 225,000.01 - 250,000.00 | 271 | 64,262,770.41 | 6.43 | 39.88 | 7.006 | 612 | 77.73 | 359 | 357 | 2 |
| 250,000.01 - 275,000.00 | 218 | 57,257,732.16 | 5.73 | 41.03 | 6.903 | 610 | 78.69 | 359 | 357 | 2 |
| 275,000.01 - 300,000.00 | 180 | 51,991,171.10 | 5.20 | 41.44 | 6.957 | 617 | 79.16 | 359 | 357 | 2 |
| 300,000.01 - 325,000.00 | 142 | 44,376,325.89 | 4.44 | 40.51 | 6.720 | 621 | 78.90 | 358 | 356 | 2 |
| 325,000.01 - 350,000.00 | 103 | 34,829,898.89 | 3.48 | 41.07 | 6.836 | 615 | 79.84 | 360 | 358 | 2 |
| 350,000.01 - 375,000.00 | 89 | 32,343,640.57 | 3.23 | 41.83 | 6.751 | 623 | 80.48 | 360 | 358 | 2 |
| 375,000.01 - 400,000.00 | 67 | 26,004,759.88 | 2.60 | 42.98 | 6.909 | 619 | 80.20 | 360 | 358 | 2 |
| 400,000.01 - 425,000.00 | 57 | 23,678,876.47 | 2.37 | 42.61 | 6.631 | 627 | 80.38 | 360 | 358 | 2 |
| 425,000.01 - 450,000.00 | 40 | 17,505,670.54 | 1.75 | 41.12 | 6.674 | 622 | 83.77 | 360 | 358 | 2 |
| 450,000.01 - 475,000.00 | 29 | 13,384,169.66 | 1.34 | 41.01 | 6.649 | 637 | 84.83 | 360 | 358 | 2 |
| 475,000.01 - 500,000.00 | 41 | 20,099,970.09 | 2.01 | 43.68 | 6.976 | 626 | 78.22 | 360 | 358 | 2 |
| 500,000.01 - 525,000.00 | 16 | 8,235,826.77 | 0.82 | 44.81 | 6.621 | 612 | 80.11 | 360 | 358 | 2 |
| 525,000.01 - 550,000.00 | 21 | 11,340,282.34 | 1.13 | 46.59 | 6.697 | 623 | 82.05 | 360 | 357 | 3 |
| 550,000.01 - 575,000.00 | 15 | 8,496,410.64 | 0.85 | 39.33 | 6.328 | 652 | 80.96 | 360 | 357 | 3 |
| 575,000.01 - 600,000.00 | 25 | 14,787,003.74 | 1.48 | 40.46 | 6.890 | 617 | 76.74 | 360 | 357 | 3 |
| 600,000.01 - 625,000.00 | 7 | 4,330,866.61 | 0.43 | 40.07 | 6.890 | 641 | 82.87 | 360 | 357 | 3 |
| 625,000.01 - 650,000.00 | 8 | 5,111,842.74 | 0.51 | 37.88 | 6.896 | 628 | 75.62 | 360 | 357 | 3 |
| 650,000.01 - 675,000.00 | 2 | 1,337,161.31 | 0.13 | 36.25 | 7.397 | 636 | 83.76 | 360 | 355 | 5 |
| 675,000.01 - 700,000.00 | 7 | 4,828,288.54 | 0.48 | 42.27 | 7.310 | 604 | 77.95 | 360 | 358 | 2 |
| 700,000.01 - 725,000.00 | 5 | 3,567,838.52 | 0.36 | 40.92 | 7.109 | 618 | 79.71 | 360 | 357 | 3 |
| 725,000.01 - 750,000.00 | 9 | 6,720,148.76 | 0.67 | 36.60 | 7.071 | 650 | 68.38 | 360 | 358 | 2 |
| 750,000.01 - 775,000.00 | 1 | 770,000.00 | 0.08 | 35.64 | 6.500 | 629 | 70.00 | 360 | 359 | 1 |
| 775,000.01 - 800,000.00 | 3 | 2,388,768.81 | 0.24 | 49.15 | 7.051 | 648 | 63.97 | 360 | 356 | 4 |
| 800,000.01 - 825,000.00 | 2 | 1,611,115.90 | 0.16 | 42.10 | 6.272 | 621 | 80.97 | 360 | 357 | 3 |
| 825,000.01 - 850,000.00 | 2 | 1,678,385.49 | 0.17 | 40.04 | 6.200 | 655 | 82.49 | 360 | 359 | 1 |
| 875,000.01 - 900,000.00 | 3 | 2,671,295.01 | 0.27 | 32.59 | 6.625 | 608 | 62.08 | 360 | 359 | 1 |
| 925,000.01 - 950,000.00 | 3 | 2,804,029.98 | 0.28 | 39.29 | 5.927 | 671 | 71.63 | 360 | 358 | 2 |
| 950,000.01 - 975,000.00 | 1 | 971,768.81 | 0.10 | 32.66 | 6.990 | 591 | 65.00 | 360 | 356 | 4 |
| over 1,000,000.01 | 5 | 5,183,952.13 | 0.52 | 34.34 | 6.266 | 652 | 62.10 | 360 | 357 | 3 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

Average: $177,379.77
Lowest: $49,707.50
Highest: $1,095,069.82

# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**4. Original Term to Maturity**

| Original Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 120 | 9 | $560,370.78 | 0.06% | 34.70% | 8.606% | 586 | 69.27% | 120 | 119 | 1 |
| 180 | 101 | 9,724,069.96 | 0.97 | 35.51 | 7.822 | 619 | 73.74 | 180 | 178 | 2 |
| 240 | 64 | 6,169,432.13 | 0.62 | 37.46 | 8.084 | 612 | 73.31 | 240 | 238 | 2 |
| 360 | 5,464 | 983,613,267.17 | 98.35 | 39.29 | 7.202 | 611 | 78.41 | 360 | 358 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**5. Remaining Term to Maturity**

| Remaining Term to Maturity | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 116 - 120 | 9 | $560,370.78 | 0.06% | 34.70% | 8.606% | 586 | 69.27% | 120 | 119 | 1 |
| 171 - 175 | 10 | 703,313.61 | 0.07 | 32.67 | 8.725 | 568 | 71.31 | 180 | 175 | 5 |
| 176 - 180 | 91 | 9,020,756.35 | 0.90 | 35.74 | 7.751 | 623 | 73.93 | 180 | 178 | 2 |
| 231 - 235 | 9 | 679,012.14 | 0.07 | 36.85 | 8.755 | 591 | 65.66 | 240 | 234 | 6 |
| 236 - 240 | 55 | 5,490,419.99 | 0.55 | 37.54 | 8.001 | 614 | 74.26 | 240 | 238 | 2 |
| 346 - 350 | 4 | 344,849.86 | 0.03 | 35.89 | 9.187 | 577 | 78.24 | 360 | 348 | 12 |
| 351 - 355 | 425 | 75,522,462.58 | 7.55 | 40.59 | 7.395 | 614 | 78.35 | 360 | 354 | 6 |
| 356 - 360 | 5,035 | 907,745,954.73 | 90.77 | 39.18 | 7.185 | 611 | 78.41 | 360 | 358 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

W.A.: 355.5 months
Lowest: 119 months
Highest: 360 months



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**6. Credit Score**

| Credit Score | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 801 - 850 | 3 | $396,796.27 | 0.04% | 35.81% | 7.354% | 807 | 67.35% | 360 | 359 | 1 |
| 751 - 800 | 70 | 15,356,759.02 | 1.54 | 38.01 | 6.581 | 769 | 84.65 | 355 | 354 | 2 |
| 701 - 750 | 285 | 59,446,264.55 | 5.94 | 38.50 | 6.551 | 721 | 83.45 | 359 | 357 | 2 |
| 651 - 700 | 856 | 173,674,794.28 | 17.37 | 39.92 | 6.561 | 672 | 80.99 | 356 | 354 | 2 |
| 601 - 650 | 1,705 | 312,998,306.26 | 31.30 | 38.98 | 6.808 | 625 | 79.38 | 357 | 356 | 2 |
| 551 - 600 | 1,479 | 247,951,402.41 | 24.79 | 38.92 | 7.458 | 578 | 77.05 | 358 | 356 | 2 |
| 501 - 550 | 1,166 | 181,777,459.04 | 18.18 | 39.96 | 8.409 | 526 | 73.68 | 357 | 355 | 2 |
| 451 - 500 | 16 | 2,403,387.49 | 0.24 | 43.65 | 8.805 | 500 | 74.37 | 360 | 358 | 2 |
| = 0 | 58 | 6,061,970.72 | 0.61 | 32.58 | 8.521 | 0 | 75.08 | 360 | 358 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

W.A.: 611
Lowest: 500
Highest: 813

**7. Credit Grade**

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| A | 388 | $65,620,189.06 | 6.56% | 39.22% | 7.759% | 557 | 75.49% | 356 | 354 | 2 |
| AA | 911 | 161,066,633.44 | 16.11 | 39.37 | 7.351 | 593 | 78.19 | 357 | 355 | 2 |
| AA+ | 3,541 | 645,201,993.66 | 64.52 | 39.14 | 6.861 | 631 | 80.07 | 358 | 356 | 2 |
| B | 437 | 70,990,830.93 | 7.10 | 39.71 | 8.253 | 555 | 71.93 | 358 | 355 | 2 |
| C | 179 | 28,582,968.85 | 2.86 | 40.40 | 8.888 | 549 | 70.08 | 358 | 356 | 2 |
| CC | 114 | 17,074,126.95 | 1.71 | 38.98 | 9.955 | 546 | 62.70 | 359 | 357 | 2 |
| NG | 68 | 11,530,397.15 | 1.15 | 37.78 | 7.297 | 625 | 82.05 | 356 | 352 | 5 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**8. Property Type**

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Single Family | 4,342 | $735,937,167.04 | 73.59% | 38.83% | 7.238% | 606 | 77.90% | 357 | 355 | 2 |
| 2-4 Family | 450 | 104,994,416.44 | 10.50 | 41.36 | 7.164 | 635 | 78.28 | 359 | 357 | 2 |
| PUD | 504 | 101,852,489.12 | 10.18 | 40.37 | 7.064 | 614 | 80.32 | 359 | 358 | 2 |
| Low Rise Condo | 231 | 43,075,089.20 | 4.31 | 38.99 | 7.182 | 627 | 80.11 | 358 | 356 | 2 |
| MF Housing | 93 | 10,123,556.45 | 1.01 | 36.87 | 7.559 | 628 | 81.01 | 352 | 350 | 2 |
| High Rise Condo | 17 | 3,853,311.76 | 0.39 | 41.08 | 7.349 | 637 | 79.93 | 360 | 358 | 2 |
| Coop | 1 | 231,110.03 | 0.02 | 40.91 | 6.990 | 602 | 90.00 | 360 | 359 | 1 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**9. Occupancy Status**

| Occupancy Status | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Owner Occupied | 5,201 | $931,848,010.09 | 93.18% | 39.28% | 7.174% | 608 | 78.23% | 357 | 356 | 2 |
| Non-Owner Occupied | 376 | 53,713,156.94 | 5.37 | 38.36 | 7.864 | 649 | 80.56 | 357 | 355 | 2 |
| Second Home | 61 | 14,505,973.01 | 1.45 | 39.86 | 7.356 | 645 | 76.41 | 358 | 355 | 3 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**10. Documentation**

| Documentation | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 3,614 | $568,593,745.77 | 56.86% | 39.21% | 7.257% | 603 | 79.51% | 357 | 355 | 2 |
| Stated Income Documentation | 1,928 | 412,155,614.43 | 41.21 | 39.27 | 7.151 | 620 | 76.64 | 358 | 356 | 2 |
| No Doc | 61 | 11,613,321.74 | 1.16 | 0.00 | 6.890 | 699 | 82.96 | 356 | 354 | 2 |
| Lite Documentation | 35 | 7,704,458.10 | 0.77 | 40.06 | 7.879 | 606 | 74.36 | 360 | 358 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**11. Loan Purpose**

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| C/O Refi | 3,803 | $680,747,010.52 | 68.07% | 39.12% | 7.213% | 602 | 76.42% | 357 | 355 | 2 |
| Purchase | 1,512 | 262,874,437.53 | 26.29 | 39.28 | 7.149 | 639 | 83.16 | 360 | 358 | 2 |
| R/T Refi | 323 | 56,445,691.99 | 5.64 | 40.50 | 7.520 | 596 | 78.84 | 356 | 353 | 3 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**12. Product Type**

| Product Type | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 ARM | 3,670 | $651,255,925.33 | 65.12% | 38.96% | 7.299% | 601 | 78.48% | 360 | 358 | 2 |
| 30 Year Fixed | 1,101 | 164,817,053.57 | 16.48 | 39.70 | 7.484 | 627 | 76.01 | 360 | 358 | 2 |
| 2/28 ARM with 5yr IO | 343 | 98,489,940.74 | 9.85 | 41.02 | 6.380 | 640 | 82.62 | 360 | 358 | 2 |
| 3/27 ARM | 266 | 49,072,112.71 | 4.91 | 38.32 | 6.823 | 626 | 77.89 | 360 | 358 | 2 |
| 3/27 ARM with 5yr IO | 27 | 9,307,918.73 | 0.93 | 38.48 | 5.922 | 645 | 77.57 | 360 | 358 | 2 |
| 15 Year Fixed | 86 | 8,451,771.99 | 0.85 | 35.23 | 7.831 | 623 | 73.52 | 180 | 178 | 2 |
| 30 Year Fixed with 5yr IO | 18 | 6,225,871.67 | 0.62 | 42.80 | 6.400 | 643 | 78.68 | 360 | 358 | 2 |
| 20 Year Fixed | 64 | 6,169,432.13 | 0.62 | 37.46 | 8.084 | 612 | 73.31 | 240 | 238 | 2 |
| 30 Year Fixed Rate Reduction | 33 | 3,639,738.51 | 0.36 | 39.26 | 8.953 | 567 | 69.65 | 360 | 357 | 3 |
| 2/13 ARM | 13 | 1,164,574.04 | 0.12 | 37.18 | 7.496 | 596 | 74.74 | 180 | 178 | 2 |
| Other | 17 | 1,472,800.62 | 0.15 | 40.06 | 8.028 | 573 | 74.64 | 256 | 254 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**13. Interest Only**

| Interest Only | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| non-IO | 5,250 | $886,043,408.90 | 88.60% | 39.02% | 7.326% | 607 | 77.85% | 357 | 355 | 2 |
| IO | 388 | 114,023,731.14 | 11.40 | 40.91 | 6.344 | 640 | 82.00 | 360 | 358 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**14. Mortgage Insurance Provider**

| Mortgage Insurance Provider | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| no-MI | 1,705 | $315,535,648.92 | 31.55% | 43.59% | 7.507% | 584 | 73.98% | 357 | 356 | 2 |
| MI | 3,933 | 684,531,491.12 | 68.45 | 37.19 | 7.079 | 624 | 80.33 | 357 | 355 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**15. Amortization**

| Amortization | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| Fully Amortizing | 5,638 | $1,000,067,140.04 | 100.00% | 39.24% | 7.214% | 611 | 78.33% | 357 | 355 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**16. Lien Position**

| Lien Position | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 5,542 | $992,583,745.24 | 99.25% | 39.21% | 7.192% | 611 | 78.31% | 358 | 356 | 2 |
| 2 | 96 | 7,483,394.80 | 0.75 | 42.46 | 10.118 | 620 | 81.01 | 327 | 325 | 3 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**17. Prepayment Penalty Term**

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 1,676 | $292,455,031.32 | 29.24% | 38.78% | 7.454% | 606 | 77.39% | 356 | 354 | 2 |
| 12 | 318 | 68,719,483.04 | 6.87 | 40.57 | 6.901 | 629 | 75.11 | 355 | 353 | 2 |
| 24 | 2,785 | 511,506,301.45 | 51.15 | 39.26 | 7.093 | 608 | 79.55 | 360 | 358 | 2 |
| 30 | 4 | 885,597.80 | 0.09 | 34.70 | 8.087 | 583 | 79.53 | 360 | 358 | 2 |
| 36 | 855 | 126,500,726.43 | 12.65 | 39.51 | 7.311 | 626 | 77.31 | 352 | 350 | 2 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

## 18. Geographic Distribution

| Geographic Distribution | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| California | 799 | $219,543,003.50 | 21.95% | 41.17% | 6.782% | 611 | 76.59% | 359 | 356 | 2 |
| New York | 527 | 128,936,741.26 | 12.89 | 40.04 | 7.037 | 623 | 75.67 | 357 | 356 | 2 |
| Massachusetts | 316 | 76,179,503.21 | 7.62 | 40.04 | 6.707 | 623 | 75.80 | 360 | 358 | 2 |
| Florida | 430 | 62,174,552.81 | 6.22 | 38.36 | 7.593 | 606 | 79.31 | 358 | 357 | 2 |
| Texas | 513 | 60,464,458.07 | 6.05 | 37.16 | 7.891 | 592 | 78.42 | 350 | 347 | 2 |
| New Jersey | 225 | 46,326,294.29 | 4.63 | 39.56 | 7.551 | 600 | 76.59 | 357 | 355 | 2 |
| Virginia | 175 | 29,494,081.97 | 2.95 | 38.29 | 7.300 | 614 | 80.04 | 358 | 356 | 2 |
| Connecticut | 149 | 26,770,887.33 | 2.68 | 39.83 | 7.177 | 604 | 78.08 | 358 | 357 | 2 |
| Pennsylvania | 196 | 24,845,913.74 | 2.48 | 37.42 | 7.273 | 610 | 81.89 | 357 | 355 | 2 |
| Michigan | 216 | 24,778,819.47 | 2.48 | 37.81 | 7.602 | 609 | 81.32 | 359 | 357 | 2 |
| Illinois | 138 | 22,827,796.22 | 2.28 | 40.83 | 7.720 | 596 | 79.38 | 358 | 356 | 2 |
| Rhode Island | 112 | 22,322,983.65 | 2.23 | 40.82 | 6.599 | 631 | 77.10 | 356 | 355 | 1 |
| Georgia | 161 | 22,087,599.24 | 2.21 | 37.69 | 7.916 | 611 | 83.71 | 357 | 355 | 2 |
| Nevada | 105 | 21,171,533.08 | 2.12 | 41.44 | 6.856 | 618 | 76.78 | 359 | 357 | 2 |
| Colorado | 113 | 18,515,958.80 | 1.85 | 37.27 | 6.595 | 625 | 82.00 | 360 | 358 | 2 |
| Maryland | 98 | 18,462,165.73 | 1.85 | 40.04 | 7.637 | 590 | 77.79 | 360 | 358 | 2 |
| Ohio | 159 | 17,995,240.05 | 1.80 | 35.48 | 8.209 | 610 | 84.68 | 358 | 357 | 2 |
| Arizona | 94 | 14,305,910.49 | 1.43 | 36.37 | 7.087 | 628 | 79.91 | 358 | 357 | 1 |
| New Hampshire | 78 | 14,195,157.18 | 1.42 | 39.51 | 7.063 | 613 | 76.08 | 357 | 355 | 2 |
| North Carolina | 115 | 13,197,811.36 | 1.32 | 33.79 | 7.896 | 601 | 82.71 | 352 | 350 | 2 |
| Minnesota | 67 | 10,428,690.48 | 1.04 | 37.57 | 7.342 | 604 | 80.73 | 360 | 358 | 2 |
| Washington | 57 | 9,817,561.36 | 0.98 | 39.01 | 7.075 | 617 | 81.92 | 360 | 358 | 2 |
| Tennessee | 85 | 7,990,184.84 | 0.80 | 35.64 | 8.364 | 598 | 82.49 | 349 | 348 | 2 |
| Maine | 54 | 7,916,750.80 | 0.79 | 38.01 | 6.960 | 618 | 78.04 | 358 | 356 | 1 |
| South Carolina | 71 | 7,846,747.54 | 0.78 | 36.68 | 7.688 | 611 | 84.21 | 359 | 357 | 2 |
| Wisconsin | 65 | 7,800,863.01 | 0.78 | 37.54 | 7.477 | 604 | 82.26 | 360 | 359 | 1 |
| Missouri | 66 | 7,470,654.88 | 0.75 | 34.62 | 7.979 | 604 | 82.62 | 360 | 359 | 1 |
| Indiana | 59 | 7,165,086.53 | 0.72 | 37.84 | 7.880 | 590 | 83.04 | 359 | 357 | 2 |
| Oregon | 37 | 5,754,967.61 | 0.58 | 38.45 | 7.421 | 611 | 81.65 | 360 | 358 | 2 |
| Utah | 34 | 5,166,439.96 | 0.52 | 35.29 | 6.579 | 639 | 85.08 | 347 | 345 | 2 |
| Louisiana | 52 | 4,969,312.80 | 0.50 | 40.38 | 8.011 | 581 | 83.55 | 353 | 350 | 2 |
| Vermont | 28 | 4,827,176.20 | 0.48 | 37.19 | 6.913 | 612 | 78.77 | 360 | 358 | 2 |
| Alabama | 43 | 4,491,783.45 | 0.45 | 33.92 | 8.205 | 584 | 86.86 | 341 | 339 | 2 |
| Delaware | 20 | 3,930,721.22 | 0.39 | 36.91 | 7.389 | 623 | 77.30 | 351 | 349 | 2 |
| Idaho | 24 | 3,543,826.40 | 0.35 | 36.20 | 7.025 | 612 | 81.57 | 360 | 358 | 2 |
| Kentucky | 36 | 3,438,047.60 | 0.34 | 37.91 | 8.047 | 607 | 81.00 | 355 | 353 | 2 |
| Oklahoma | 19 | 2,393,072.72 | 0.24 | 42.95 | 7.957 | 595 | 80.35 | 356 | 355 | 1 |
| Arkansas | 19 | 1,816,278.63 | 0.18 | 37.57 | 8.119 | 597 | 88.40 | 360 | 358 | 2 |
| Kansas | 17 | 1,767,268.90 | 0.18 | 37.85 | 7.785 | 642 | 86.73 | 360 | 358 | 2 |
| Iowa | 17 | 1,410,468.79 | 0.14 | 31.76 | 7.994 | 608 | 80.72 | 346 | 345 | 1 |
| Hawaii | 7 | 1,252,982.23 | 0.13 | 45.71 | 7.001 | 587 | 76.45 | 349 | 346 | 2 |
| Mississippi | 14 | 1,223,233.81 | 0.12 | 38.65 | 8.722 | 580 | 86.34 | 336 | 332 | 4 |
| Nebraska | 10 | 1,001,233.68 | 0.10 | 39.77 | 7.685 | 617 | 83.65 | 360 | 359 | 1 |
| Wyoming | 10 | 924,885.98 | 0.09 | 31.90 | 6.561 | 607 | 79.20 | 360 | 359 | 1 |
| Montana | 6 | 808,291.01 | 0.08 | 32.05 | 7.958 | 595 | 72.06 | 360 | 358 | 2 |
| Alaska | 1 | 161,360.95 | 0.02 | 55.37 | 6.750 | 535 | 70.22 | 360 | 359 | 1 |
| South Dakota | 1 | 152,837.21 | 0.02 | 25.50 | 5.650 | 713 | 87.43 | 360 | 359 | 1 |
| **Total:** | **5,638** | **$1,000,067,140.04** | **100.00%** | **39.24%** | **7.214%** | **611** | **78.33%** | **357** | **355** | **2** |



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**19. Gross Margin**

| Gross Margin | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2.501 - 3.000 | 14 | $2,834,435.06 | 0.35% | 42.76% | 5.330% | 650 | 73.36% | 360 | 359 | 1 |
| 3.001 - 3.500 | 90 | 20,717,941.35 | 2.56 | 35.56 | 5.423 | 666 | 72.95 | 360 | 358 | 2 |
| 3.501 - 4.000 | 281 | 64,326,638.69 | 7.94 | 39.68 | 5.822 | 656 | 74.48 | 360 | 358 | 2 |
| 4.001 - 4.500 | 569 | 123,981,186.24 | 15.30 | 39.06 | 6.206 | 640 | 77.95 | 360 | 358 | 2 |
| 4.501 - 5.000 | 732 | 148,394,373.48 | 18.32 | 39.72 | 6.557 | 628 | 78.96 | 360 | 358 | 2 |
| 5.001 - 5.500 | 684 | 136,449,045.44 | 16.84 | 39.31 | 7.072 | 609 | 80.73 | 360 | 358 | 2 |
| 5.501 - 6.000 | 598 | 105,570,693.60 | 13.03 | 39.06 | 7.406 | 593 | 81.00 | 360 | 358 | 2 |
| 6.001 - 6.500 | 498 | 80,102,463.04 | 9.89 | 38.40 | 7.978 | 571 | 81.48 | 359 | 357 | 2 |
| 6.501 - 7.000 | 338 | 51,733,228.73 | 6.39 | 39.32 | 8.490 | 553 | 79.03 | 360 | 357 | 3 |
| 7.001 - 7.500 | 214 | 35,060,007.99 | 4.33 | 39.85 | 8.941 | 553 | 79.08 | 360 | 358 | 2 |
| 7.501 - 8.000 | 196 | 25,654,161.04 | 3.17 | 38.91 | 9.666 | 544 | 76.47 | 359 | 357 | 2 |
| 8.001 - 8.500 | 51 | 7,680,878.55 | 0.95 | 39.21 | 9.668 | 553 | 76.93 | 360 | 358 | 2 |
| 8.501 - 9.000 | 31 | 3,900,681.39 | 0.48 | 38.26 | 10.186 | 548 | 75.02 | 360 | 357 | 3 |
| 9.001 - 9.500 | 17 | 2,005,228.66 | 0.25 | 38.72 | 11.121 | 536 | 71.39 | 360 | 357 | 3 |
| 9.501 - 10.000 | 11 | 1,626,438.88 | 0.20 | 40.03 | 11.389 | 521 | 61.62 | 360 | 359 | 1 |
| 10.001 - 10.500 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 5.346%
Lowest: 2.740%
Highest: 10.500%

**20. Initial Cap**

| Initial Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 20 | $4,725,405.75 | 0.58% | 43.14% | 6.667% | 589 | 71.63% | 360 | 357 | 3 |
| 2.000 | 14 | 4,529,320.52 | 0.56 | 43.74 | 7.679 | 570 | 73.77 | 360 | 357 | 3 |
| 3.000 | 4,290 | 800,674,800.19 | 98.84 | 39.12 | 7.142 | 608 | 79.00 | 360 | 358 | 2 |
| 4.000 | 1 | 165,651.00 | 0.02 | 37.91 | 7.400 | 578 | 80.00 | 360 | 358 | 2 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 2.983%
Lowest: 1.000%
Highest: 4.000%

# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**21. Periodic Cap**

| Periodic Cap | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 4,233 | $785,662,192.18 | 96.98% | 39.13% | 7.146% | 608 | 79.06% | 360 | 358 | 2 |
| 1.500 | 86 | 22,837,005.93 | 2.82 | 40.42 | 7.006 | 591 | 75.62 | 360 | 357 | 3 |
| 2.000 | 6 | 1,595,979.35 | 0.20 | 40.62 | 7.435 | 560 | 62.97 | 360 | 356 | 4 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 1.016%
Lowest: 1.000%
Highest: 2.000%

**22. Maximum Rate**

| Maximum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 10.001 - 10.500 | 1 | $142,646.08 | 0.02% | 35.16% | 5.450% | 712 | 78.69% | 360 | 353 | 7 |
| 10.501 - 11.000 | 58 | 14,024,403.23 | 1.73 | 40.42 | 4.937 | 660 | 74.23 | 360 | 358 | 2 |
| 11.001 - 11.500 | 180 | 42,817,643.16 | 5.29 | 39.43 | 5.335 | 652 | 75.35 | 359 | 357 | 2 |
| 11.501 - 12.000 | 412 | 97,576,813.67 | 12.05 | 40.67 | 5.832 | 639 | 77.90 | 360 | 358 | 2 |
| 12.001 - 12.500 | 577 | 131,242,693.74 | 16.20 | 38.93 | 6.287 | 631 | 77.73 | 360 | 358 | 2 |
| 12.501 - 13.000 | 696 | 146,999,423.04 | 18.15 | 38.77 | 6.786 | 621 | 80.10 | 360 | 358 | 2 |
| 13.001 - 13.500 | 517 | 91,545,007.66 | 11.30 | 38.49 | 7.274 | 603 | 80.47 | 359 | 358 | 2 |
| 13.501 - 14.000 | 583 | 103,380,374.97 | 12.76 | 39.69 | 7.713 | 588 | 80.80 | 360 | 358 | 2 |
| 14.001 - 14.500 | 386 | 58,841,138.04 | 7.26 | 38.78 | 8.237 | 575 | 81.06 | 360 | 357 | 2 |
| 14.501 - 15.000 | 380 | 55,146,958.88 | 6.81 | 38.89 | 8.707 | 565 | 80.16 | 360 | 358 | 2 |
| 15.001 - 15.500 | 210 | 29,475,439.71 | 3.64 | 40.23 | 9.129 | 549 | 77.25 | 359 | 357 | 2 |
| 15.501 - 16.000 | 150 | 20,115,730.76 | 2.48 | 38.59 | 9.741 | 555 | 76.05 | 360 | 358 | 2 |
| 16.001 - 16.500 | 71 | 7,547,583.60 | 0.93 | 36.20 | 10.278 | 543 | 76.59 | 360 | 358 | 2 |
| 16.501 - 17.000 | 45 | 4,651,297.67 | 0.57 | 36.48 | 10.630 | 539 | 72.47 | 357 | 355 | 2 |
| 17.001 - 17.500 | 29 | 2,955,162.32 | 0.36 | 38.86 | 11.224 | 533 | 72.00 | 360 | 358 | 2 |
| 17.501 - 18.000 | 23 | 3,054,262.36 | 0.38 | 33.93 | 11.638 | 518 | 65.80 | 360 | 358 | 2 |
| 18.001 - 18.500 | 6 | 462,276.72 | 0.06 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 18.501 - 19.000 | 1 | 116,321.85 | 0.01 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 13.182%
Lowest: 10.450%
Highest: 18.750%



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**23. Minimum Rate**

| Minimum Rate | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 4.001 - 4.500 | 2 | $442,240.48 | 0.05% | 42.05% | 6.555% | 668 | 77.27% | 360 | 358 | 2 |
| 4.501 - 5.000 | 61 | 14,853,811.58 | 1.83 | 40.75 | 4.969 | 662 | 74.58 | 360 | 358 | 2 |
| 5.001 - 5.500 | 191 | 46,491,230.09 | 5.74 | 39.65 | 5.363 | 651 | 75.28 | 359 | 357 | 2 |
| 5.501 - 6.000 | 425 | 101,405,217.88 | 12.52 | 40.61 | 5.853 | 637 | 77.75 | 360 | 358 | 2 |
| 6.001 - 6.500 | 579 | 131,783,248.29 | 16.27 | 38.71 | 6.304 | 630 | 77.73 | 360 | 358 | 2 |
| 6.501 - 7.000 | 711 | 150,814,868.05 | 18.62 | 38.90 | 6.815 | 619 | 80.05 | 360 | 358 | 2 |
| 7.001 - 7.500 | 518 | 90,558,735.97 | 11.18 | 38.58 | 7.306 | 603 | 80.83 | 359 | 358 | 2 |
| 7.501 - 8.000 | 572 | 98,523,675.61 | 12.16 | 39.48 | 7.786 | 587 | 81.01 | 360 | 358 | 2 |
| 8.001 - 8.500 | 396 | 61,105,717.92 | 7.54 | 39.52 | 8.302 | 572 | 80.90 | 360 | 358 | 2 |
| 8.501 - 9.000 | 363 | 52,205,944.55 | 6.44 | 38.83 | 8.790 | 565 | 80.47 | 360 | 358 | 2 |
| 9.001 - 9.500 | 191 | 23,983,515.18 | 2.96 | 38.66 | 9.300 | 545 | 76.73 | 359 | 357 | 2 |
| 9.501 - 10.000 | 150 | 20,291,560.69 | 2.50 | 38.91 | 9.787 | 555 | 75.12 | 360 | 358 | 2 |
| 10.001 - 10.500 | 68 | 7,235,373.30 | 0.89 | 36.28 | 10.298 | 540 | 76.19 | 360 | 358 | 2 |
| 10.501 - 11.000 | 44 | 4,478,941.44 | 0.55 | 35.85 | 10.768 | 538 | 73.55 | 357 | 355 | 2 |
| 11.001 - 11.500 | 28 | 2,859,074.39 | 0.35 | 38.40 | 11.262 | 532 | 71.42 | 360 | 358 | 2 |
| 11.501 - 12.000 | 19 | 2,483,423.47 | 0.31 | 33.78 | 11.816 | 520 | 66.08 | 360 | 358 | 2 |
| 12.001 - 12.500 | 6 | 462,276.72 | 0.06 | 37.08 | 12.247 | 523 | 64.79 | 360 | 359 | 1 |
| 12.501 - 13.000 | 1 | 116,321.85 | 0.01 | 52.73 | 12.750 | 515 | 65.00 | 360 | 359 | 1 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

W.A.: 7.134%
Lowest: 4.350%
Highest: 12.750%



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

**24. Next Rate Adjustment Date**

| Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance | Percent of Loans by Principal Balance | W.A. DTI | W.A. Gross Coupon | W.A. Credit Score | W.A. Combined Original LTV | W.A. Original Term to Maturity | W.A. Remaining Term to Maturity | W.A. Loan Age |
|---|---|---|---|---|---|---|---|---|---|---|
| 2005-02-01 | 1 | $62,725.24 | 0.01% | 32.01% | 8.990% | 547 | 85.00% | 360 | 355 | 5 |
| 2005-04-01 | 1 | 196,971.50 | 0.02 | 39.86 | 5.750 | 673 | 80.00 | 360 | 357 | 3 |
| 2005-05-01 | 1 | 135,435.36 | 0.02 | 49.83 | 9.300 | 544 | 85.00 | 360 | 358 | 2 |
| 2005-06-01 | 2 | 350,695.03 | 0.04 | 44.38 | 6.705 | 525 | 74.20 | 360 | 359 | 1 |
| 2005-11-01 | 1 | 57,775.32 | 0.01 | 27.06 | 10.750 | 508 | 70.00 | 360 | 346 | 14 |
| 2006-01-01 | 1 | 76,515.47 | 0.01 | 30.59 | 9.750 | 511 | 70.00 | 360 | 348 | 12 |
| 2006-03-17 | 1 | 200,469.16 | 0.02 | 52.69 | 8.500 | 519 | 90.00 | 360 | 351 | 9 |
| 2006-04-01 | 4 | 1,484,744.16 | 0.18 | 41.30 | 6.616 | 572 | 73.06 | 360 | 351 | 9 |
| 2006-05-01 | 9 | 1,421,190.15 | 0.18 | 33.91 | 7.647 | 590 | 79.87 | 360 | 352 | 8 |
| 2006-06-01 | 24 | 4,433,769.16 | 0.55 | 40.76 | 6.871 | 615 | 81.29 | 360 | 353 | 7 |
| 2006-07-01 | 56 | 13,692,310.03 | 1.69 | 42.24 | 7.273 | 606 | 81.14 | 359 | 353 | 6 |
| 2006-08-01 | 205 | 33,392,163.38 | 4.12 | 40.27 | 7.666 | 605 | 78.48 | 360 | 355 | 5 |
| 2006-09-01 | 316 | 57,997,327.89 | 7.16 | 39.16 | 7.667 | 597 | 78.80 | 359 | 355 | 4 |
| 2006-10-01 | 366 | 82,092,890.52 | 10.13 | 40.69 | 6.745 | 609 | 78.41 | 360 | 357 | 3 |
| 2006-11-01 | 472 | 98,675,080.79 | 12.18 | 39.24 | 6.939 | 606 | 76.93 | 360 | 358 | 2 |
| 2006-12-01 | 2,516 | 450,428,611.08 | 55.60 | 38.86 | 7.211 | 606 | 79.56 | 360 | 359 | 1 |
| 2007-01-01 | 55 | 6,957,593.00 | 0.86 | 35.34 | 7.130 | 629 | 79.67 | 360 | 360 | 0 |
| 2007-05-01 | 2 | 790,181.03 | 0.10 | 49.31 | 5.214 | 704 | 78.46 | 360 | 352 | 8 |
| 2007-06-11 | 1 | 103,063.38 | 0.01 | 57.52 | 7.850 | 555 | 90.00 | 360 | 354 | 6 |
| 2007-07-01 | 3 | 1,332,440.30 | 0.16 | 45.78 | 6.027 | 634 | 78.07 | 360 | 354 | 6 |
| 2007-08-01 | 15 | 4,235,054.85 | 0.52 | 36.36 | 6.589 | 642 | 64.46 | 360 | 355 | 5 |
| 2007-09-01 | 15 | 3,058,055.96 | 0.38 | 41.70 | 7.114 | 602 | 78.47 | 360 | 356 | 4 |
| 2007-10-01 | 26 | 4,557,872.21 | 0.56 | 40.04 | 6.671 | 605 | 75.64 | 360 | 357 | 3 |
| 2007-11-01 | 46 | 10,195,875.70 | 1.26 | 40.14 | 6.524 | 627 | 77.76 | 360 | 358 | 2 |
| 2007-12-01 | 183 | 33,850,888.01 | 4.18 | 36.81 | 6.749 | 633 | 79.68 | 360 | 359 | 1 |
| 2008-01-01 | 2 | 256,600.00 | 0.03 | 45.07 | 7.526 | 604 | 82.28 | 360 | 360 | 0 |
| 2019-09-01 | 1 | 58,878.78 | 0.01 | 47.22 | 9.350 | 0 | 65.56 | 360 | 356 | 4 |
| **Total:** | **4,325** | **$810,095,177.46** | **100.00%** | **39.17%** | **7.143%** | **608** | **78.93%** | **360** | **358** | **2** |

**Banc of America Securities**



# OOMLT 2005-1
# Marketing Pool
# Total Mortgage Loans

Banc of America Securities LLC
Jan 4, 2005 11:21

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

Banc of America Securities 

# OOMLT 2005-1
# Marketing Pool
# FICO Strat

**1. Interest Only Mortgage loans: FICO Strat**

| FICO | Number Loans | Total Cut-off Bal | W.A. Original Combined LTV | Max Original Combined LTV | % Full Doc | % Owner OCC | % IO | W.A. Gross Rate | W.A. Margin |
|---|---|---|---|---|---|---|---|---|---|
| 781 - 800 | 1 | $158,000.00 | 80.00% | 80.00% | 0.00% | 0.14% | 0.14% | 5.100% | 3.100% |
| 761 - 780 | 4 | 1,267,074.12 | 89.00 | 95.00 | 0.18 | 1.11 | 1.11 | 5.990 | 4.536 |
| 741 - 760 | 3 | 1,259,000.00 | 83.88 | 88.73 | 0.89 | 1.10 | 1.10 | 6.000 | 3.622 |
| 721 - 740 | 7 | 2,356,250.00 | 87.02 | 95.00 | 0.83 | 2.07 | 2.07 | 6.078 | 4.193 |
| 701 - 720 | 14 | 4,337,450.00 | 83.97 | 95.00 | 0.58 | 3.80 | 3.80 | 6.267 | 4.351 |
| 681 - 700 | 38 | 11,001,340.55 | 84.23 | 95.00 | 5.47 | 9.34 | 9.65 | 6.004 | 4.171 |
| 661 - 680 | 53 | 15,403,648.35 | 82.00 | 95.00 | 6.34 | 13.37 | 13.51 | 6.111 | 4.266 |
| 641 - 660 | 56 | 15,926,897.51 | 83.12 | 95.00 | 9.87 | 13.52 | 13.97 | 6.372 | 4.531 |
| 621 - 640 | 80 | 24,115,367.59 | 80.77 | 95.00 | 16.47 | 21.15 | 21.15 | 6.254 | 4.446 |
| 601 - 620 | 70 | 18,979,468.46 | 81.73 | 95.24 | 13.98 | 16.65 | 16.65 | 6.437 | 4.783 |
| 581 - 600 | 44 | 12,889,087.36 | 79.67 | 95.00 | 9.04 | 11.30 | 11.30 | 6.661 | 4.950 |
| 561 - 580 | 13 | 3,915,245.53 | 78.00 | 90.00 | 2.60 | 3.43 | 3.43 | 6.888 | 5.729 |
| 541 - 560 | 1 | 207,750.00 | 75.00 | 75.00 | 0.18 | 0.18 | 0.18 | 5.740 | 2.940 |
| 521 - 540 | 3 | 1,468,501.67 | 85.74 | 90.00 | 1.29 | 1.29 | 1.29 | 7.905 | 6.436 |
| 501 - 520 | 1 | 738,650.00 | 85.00 | 85.00 | 0.65 | 0.65 | 0.65 | 7.590 | 5.040 |
| **Total:** | **388** | **$114,023,731.14** | **82.00%** | **95.24%** | **68.38%** | **99.11%** | **100.00%** | **6.344%** | **4.564%** |



# OOMLT 2005-1
# Marketing Pool
# FICO Strat

**2. Fixed Rate Mortgage Loans: FICO Strat**

| FICO | Number Loans | Total Cut-off Bal | W.A. Original Combined LTV | Max Original Combined LTV | % Full Doc | % Owner OCC | % IO | W.A. Gross Rate | W.A. Margin |
|---|---|---|---|---|---|---|---|---|---|
| 801 - 820 | 2 | $261,897.46 | 55.68% | 65.13% | 0.14% | 0.06% | 0.00% | 7.305% | 0.000% |
| 781 - 800 | 4 | 530,351.71 | 86.60 | 100.00 | 0.15 | 0.28 | 0.00 | 6.492 | 0.000 |
| 761 - 780 | 8 | 1,499,302.89 | 78.78 | 90.00 | 0.52 | 0.66 | 0.13 | 6.288 | 0.000 |
| 741 - 760 | 16 | 4,399,965.32 | 86.45 | 100.00 | 1.41 | 2.20 | 0.29 | 6.588 | 0.000 |
| 721 - 740 | 27 | 5,307,855.14 | 82.60 | 100.00 | 0.76 | 2.51 | 0.00 | 6.941 | 0.000 |
| 701 - 720 | 51 | 9,710,885.07 | 81.98 | 100.00 | 2.68 | 4.52 | 0.19 | 6.851 | 0.000 |
| 681 - 700 | 60 | 10,357,112.67 | 75.80 | 100.00 | 2.09 | 4.87 | 0.54 | 6.703 | 0.000 |
| 661 - 680 | 110 | 18,099,105.95 | 77.89 | 100.00 | 4.74 | 8.71 | 0.12 | 6.919 | 0.000 |
| 641 - 660 | 150 | 23,828,951.34 | 75.80 | 100.00 | 7.37 | 11.84 | 0.17 | 7.098 | 0.000 |
| 621 - 640 | 178 | 26,466,778.95 | 75.40 | 100.00 | 9.15 | 12.94 | 0.40 | 7.178 | 0.000 |
| 601 - 620 | 183 | 25,970,464.59 | 74.75 | 100.00 | 9.91 | 12.91 | 0.79 | 7.458 | 0.000 |
| 581 - 600 | 157 | 20,727,458.42 | 75.80 | 100.00 | 7.70 | 10.70 | 0.00 | 7.916 | 0.000 |
| 561 - 580 | 108 | 14,393,528.75 | 71.24 | 95.00 | 5.93 | 6.94 | 0.37 | 7.912 | 0.000 |
| 541 - 560 | 96 | 10,535,209.15 | 72.46 | 95.00 | 3.91 | 5.34 | 0.00 | 8.781 | 0.000 |
| 521 - 540 | 88 | 9,923,717.19 | 72.43 | 95.00 | 4.01 | 4.83 | 0.26 | 8.987 | 0.000 |
| 501 - 520 | 63 | 6,812,581.25 | 73.49 | 95.00 | 2.98 | 3.59 | 0.00 | 9.297 | 0.000 |
| 481 - 500 | 2 | 277,995.11 | 74.82 | 90.00 | 0.15 | 0.15 | 0.00 | 9.616 | 0.000 |
| <= 0 | 10 | 868,801.62 | 69.53 | 95.00 | 0.46 | 0.46 | 0.00 | 8.945 | 0.000 |
| **Total:** | **1,313** | **$189,971,962.58** | **75.76%** | **100.00%** | **64.04%** | **93.49%** | **3.28%** | **7.517%** | **0.000%** |

**Banc of America Securities** 

# OOMLT 2005-1
# Marketing Pool
# FICO Strat

**3. Adjustable Rate Mortgage Loans: FICO Strat**

| FICO | Number Loans | Total Cut-off Bal | W.A. Original Combined LTV | Max Original Combined LTV | % Full Doc | % Owner OCC | % IO | W.A. Gross Rate | W.A. Margin |
|---|---|---|---|---|---|---|---|---|---|
| 801 - 820 | 1 | $134,898.81 | 90.00% | 90.00% | 0.00% | 0.02% | 0.00% | 7.450% | 4.900% |
| 781 - 800 | 11 | 2,297,958.50 | 84.71 | 95.00 | 0.09 | 0.22 | 0.02 | 6.222 | 4.326 |
| 761 - 780 | 26 | 6,425,524.17 | 86.57 | 100.00 | 0.23 | 0.66 | 0.13 | 6.669 | 4.778 |
| 741 - 760 | 37 | 8,309,264.21 | 81.29 | 100.00 | 0.30 | 0.86 | 0.09 | 6.650 | 4.548 |
| 721 - 740 | 63 | 14,130,700.95 | 84.92 | 100.00 | 0.63 | 1.23 | 0.29 | 6.314 | 4.582 |
| 701 - 720 | 112 | 22,191,215.61 | 83.60 | 100.00 | 0.85 | 2.38 | 0.49 | 6.473 | 4.557 |
| 681 - 700 | 168 | 36,608,965.39 | 84.35 | 100.00 | 1.92 | 3.63 | 1.23 | 6.417 | 4.597 |
| 661 - 680 | 275 | 64,278,173.74 | 80.70 | 100.00 | 3.15 | 6.94 | 1.87 | 6.384 | 4.595 |
| 641 - 660 | 410 | 82,742,618.76 | 81.06 | 100.00 | 4.94 | 9.43 | 1.93 | 6.511 | 4.698 |
| 621 - 640 | 466 | 94,169,440.01 | 81.25 | 96.14 | 6.80 | 10.78 | 2.88 | 6.643 | 4.821 |
| 601 - 620 | 561 | 104,151,489.14 | 80.07 | 98.29 | 8.05 | 12.15 | 2.16 | 6.849 | 5.083 |
| 581 - 600 | 524 | 96,000,326.78 | 79.01 | 95.45 | 7.62 | 11.29 | 1.59 | 7.071 | 5.331 |
| 561 - 580 | 433 | 76,631,143.55 | 77.31 | 100.00 | 5.89 | 9.20 | 0.40 | 7.453 | 5.741 |
| 541 - 560 | 406 | 69,879,225.01 | 74.16 | 95.56 | 4.98 | 8.37 | 0.03 | 7.844 | 6.078 |
| 521 - 540 | 388 | 61,268,105.88 | 74.00 | 95.00 | 4.41 | 7.41 | 0.12 | 8.412 | 6.589 |
| 501 - 520 | 382 | 63,557,565.47 | 73.86 | 95.00 | 4.84 | 7.66 | 0.09 | 8.516 | 6.653 |
| 481 - 500 | 14 | 2,125,392.38 | 74.31 | 90.00 | 0.13 | 0.26 | 0.00 | 8.699 | 6.777 |
| <= 0 | 48 | 5,193,169.10 | 76.01 | 95.00 | 0.35 | 0.60 | 0.00 | 8.449 | 6.225 |
| **Total:** | **4,325** | **$810,095,177.46** | **78.93%** | **100.00%** | **55.17%** | **93.11%** | **13.31%** | **7.143%** | **5.346%** |

Global Structured Finance
Jan 4, 2005 14:29

*This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.*

Banc of America Securities

# OOMLT 2005-1

**Looking for the % of UPB in each of the cells below**

Each of the FICO/LTV strat groups will add up to 100%

## 1st mortgages with MI

| LTV | FICO >700 | 651-700 | 601-650 | 551-600 | 501-550 | 450-500 | N/A FICO Score | Total |
|---|---|---|---|---|---|---|---|---|
| >100 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| 90.01-100 | 2.63% | 2.76% | 3.54% | 1.23% | 0.06% | 0.00% | 0.03% | **10.24%** |
| 80.01-90 | 2.80% | 6.76% | 8.70% | 4.83% | 1.56% | 0.02% | 0.09% | **24.76%** |
| 70.01-80 | 3.87% | 11.07% | 17.32% | 8.49% | 8.15% | 0.05% | 0.39% | **49.35%** |
| 60-70 | 0.83% | 1.64% | 3.69% | 5.20% | 4.07% | 0.07% | 0.15% | **15.65%** |
| <60 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| | **10.13%** | **22.22%** | **33.24%** | **19.76%** | **13.84%** | **0.14%** | **0.66%** | 100.00% |

## 2nd Mortgages with MI

| LTV | FICO >700 | 651-700 | 601-650 | 551-600 | 501-550 | 450-500 | N/A FICO Score | Total |
|---|---|---|---|---|---|---|---|---|
| >100 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| 90.01-100 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| 80.01-90 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| 70.01-80 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| 60-70 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| <60 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | **0.00%** | 0.00% |

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The

Banc of America Securities

# OOMLT 2005-1

**Looking for the % of UPB in each of the cells below**

Each of the FICO/LTV strat groups will add up to 100%

**1st mortgages without MI**

| | FICO | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **LTV** | **>700** | **651-700** | **601-650** | **551-600** | **501-550** | **450-500** | **N/A FICO Score** | **Total** |
| **>100** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| **90.01-100** | 0.00% | 1.35% | 3.97% | 5.14% | 1.32% | 0.00% | 0.08% | **11.86%** |
| **80.01-90** | 0.00% | 0.53% | 5.03% | 8.89% | 4.85% | 0.06% | 0.00% | **19.36%** |
| **70.01-80** | 0.00% | 1.33% | 8.52% | 11.05% | 11.49% | 0.26% | 0.17% | **32.83%** |
| **60-70** | 0.89% | 0.64% | 3.67% | 3.43% | 3.84% | 0.11% | 0.02% | **12.59%** |
| **<60** | 0.73% | 2.76% | 5.71% | 7.50% | 6.41% | 0.03% | 0.23% | **23.37%** |
| | **1.62%** | **6.61%** | **26.90%** | **36.01%** | **27.90%** | **0.46%** | **0.50%** | 100.00% |

**2nd Mortgages without MI**

| | FICO | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **LTV** | **>700** | **651-700** | **601-650** | **551-600** | **501-550** | **450-500** | **N/A FICO Score** | **Total** |
| **>100** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |
| **90.01-100** | 11.29% | 10.71% | 10.28% | 2.74% | 0.00% | 0.00% | 0.00% | **35.02%** |
| **80.01-90** | 0.00% | 0.93% | 10.32% | 5.23% | 0.00% | 0.00% | 0.00% | **16.48%** |
| **70.01-80** | 0.00% | 1.71% | 6.76% | 10.62% | 3.62% | 0.00% | 0.00% | **22.70%** |
| **60-70** | 0.00% | 1.87% | 3.60% | 1.77% | 5.45% | 0.00% | 0.00% | **12.70%** |
| **<60** | 0.00% | 0.80% | 3.38% | 3.18% | 5.75% | 0.00% | 0.00% | **13.10%** |
| | **11.29%** | **16.02%** | **34.35%** | **23.53%** | **14.82%** | **0.00%** | **0.00%** | 100.00% |

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC and Greenwich Capital Markets, Inc. (the "Underwriters") are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriters consider reliable, but the Underwriters do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriters and their affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriters and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriters are acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.